
10010546

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Received SEC

SEP 3 0 2010

Washington, DC 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

BIDDEFORD AND SACO WATER COMPANY
(Exact name of issuer as specified in its charter)

Maine
(State or other jurisdiction of incorporation or organization

181 Elm Street
Biddeford, ME 04005
(207) 282-1543
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

C.S. Mansfield, Jr., President
181 Elm Street
Biddeford, ME 04005
(207) 282-1543
(Address, including zip code, and telephone number,
including area code, of agent for service)

Copy to

Gregory S. Fryer, Esq.
Verrill Dana, LLP
One Portland Square
Portland, ME 04112-0586

1623
(Primary standard Industrial
Classification Code Number)

01-0029570
(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A

PART I – NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) The issuer's directors:

	Business Address:	Residential Address:
Clifford S. Mansfield, Jr.	181 Elm Street Biddeford, ME 04005	6 Glenhaven Circle Saco, ME 04072
David E. Briggs	181 Elm Street Biddeford, ME 04005	51 Wild Dunes Way, Unit 8 Old Orchard Beach, ME 04064
Richard A. Hull III	Park One Eleven 409 Alfred Street Biddeford, ME 04005	429 Goodwins Mills Road Lyman, ME 04002
Michael A. Morel	181 Elm Street Biddeford, ME 04005	132 Hills Beach Road Biddeford, ME 04005
Wayne A. Sherman	181 Elm Street Biddeford, ME 04005	4 Pilgrim Lane Saco, ME 04072

(b) The issuer's officers:

	Business Address:	Residential Address:
Clifford S. Mansfield, Jr. President and Treasurer	181 Elm Street Biddeford, ME 04005	6 Glenhaven Circle Saco, ME 04072
Robert R. Theriault Assistant Treasurer	181 Elm Street Biddeford, ME 04005	156 Lyman Street Ext. Westbrook, ME 04092

(c) The issuer's general partners:

Not applicable.

(d) Record owners of 5 percent or more of any class of the issuer's equity securities:

Cede & Co. c/o Depository Trust Co. P.O. Box 863, Bowling Green Station New York, NY 42,716	53.85%
Meredith H. McLaughlin	7.84%

Business Address:
2801 Ocean Drive, Room 102
Vero Beach, FL 32963

Residential Address:
635 Clark's Tract, Route 648
Keswick, VA 22947

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities:

The issuer's common stock is traded in the over-the-counter market. The issuer is not aware of any persons who are beneficial owners of more than 5 percent of any class of the issuer's equity securities except as follows:

Meredith H. McLaughlin 8.60%

Business Address:
2801 Ocean Drive, Room 102
Vero Beach, FL 32963

Residential Address:
635 Clark's Tract, Route 648
Keswick, VA 22947

(f) Promoters of the issuer:

Not applicable.

(g) Affiliates of the issuer:

The issuer has no affiliates, other than its directors and executive officers, identified in Item 1(a) and (b) above.

(h) Counsel to the issuer with respect to the proposed offering:

Verrill Dana, LLP, One Portland Square, P.O. Box 586, Portland, ME 04112-0586

(i) Each underwriter with respect to the proposed offering.

None

(j) The underwriter's directors:

Not applicable.

(k) The underwriter's officers

Not applicable.

(l) The underwriter's general partners:

Not applicable.

(m) Counsel to the underwriter:

Not applicable.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

They are not.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer: The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

Such description does not apply to the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

The issuer has not engaged any underwriter, dealer or sales person to offer the securities in any jurisdiction.
(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The issuer plans to limit its offering of shares to those states in which its existing shareholders reside. According to the issuer's records, its shareholders reside in Alabama, California, Colorado, Connecticut, Florida, Georgia, Illinois, Maine, Maryland, Massachusetts, Missouri, Nevada, New Hampshire, New Jersey, New York, North Carolina, Ohio, Oregon, Pennsylvania, Rhode Island, Texas, Vermont, Virginia, Washington, West Virginia, and Wisconsin.

The issuer is a regulated public utility and, as such, it believes that the offered shares will qualify as exempt securities under the securities laws of California, Colorado, Connecticut, Florida, Georgia, Illinois, Maine, Maryland, Massachusetts, Missouri, New York, North Carolina, Ohio, Rhode Island, Texas, Vermont, Virginia, Washington, and Wisconsin, and thus will not require registration. In those states, the issuer will offer shares to existing shareholders and may choose to offer the shares to persons other than existing shareholders.

Under the securities laws of Alabama, Nevada, New Hampshire, New Jersey, and West Virginia, the issuer believes that an offering to existing shareholders will qualify as an exempt transaction and thus will not require registration. The issuer does not plan to offer the shares in those states to persons other than existing shareholders.

The securities laws of Oregon and Pennsylvania provide registration exemptions for pro rata offerings to existing securities holders. In those two states, the issuer plans limit the number of shares offered to the holder's pro rata share under applicable preemptive rights, and does not plan to offer the shares to persons who are not existing shareholders.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state: (1) the name of such issuer; (2) the title and amount of securities issued; (3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; (4) the names and identities of the persons to whom the securities were issued.

Not applicable. The issuer has not issued any unregistered securities within one year prior to the filing date.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not applicable.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Not applicable.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

The issuer is not currently offering or contemplating the offering of any other securities.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes: (1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution; (2) To stabilize the market for any of the securities to be offered; (3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

None.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

The issuer has not engaged any underwriter in connection with the offering.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

None.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

On or around December 9, 2009, the issuer mailed a Rule 254 solicitation of interest letter to all shareholders known to the issuer as residing in selected states (Maine, Massachusetts, and Florida). A copy of such letter was simultaneously mailed to the Commission. The most recent communication with any such prospective purchasers regarding such solicitation occurred on or around February 1, 2010.

PART II – OFFERING CIRCULAR

See attached Preliminary Offering Circular.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.



Preliminary Offering Circular
Dated September 29, 2010

COVER PAGE

BIDDEFORD AND SACO WATER COMPANY
(Exact name of Company as set forth in Charter)

Type of securities offered:	Common Stock	
Maximum number of securities offered:	31,000 shares	
Minimum number of securities offered:	no minimum	
Price per security:	$67.50 per share	
Total proceeds:	If minimum sold:	$0
(See Question Nos. 9 and 10)	If maximum sold:	$2,092,500

Is a commissioned selling agent selling the securities in this offering?	[ ] Yes	[X] No
If yes, what percent is commission of price to public?	Not applicable	
Is there other compensation to selling agent(s)?	[ ] Yes	[X] No
Is there a finder's fee or similar payment to any person? (See Question No. 22)	[ ] Yes	[X] No
Is there an escrow of proceeds until minimum is obtained? (See Question No. 26)	[ ] Yes	[X] No
Is this offering limited to members of a special group, such as employees of the Company or individuals? (See Question No. 25)	[ ] Yes	[X] No
Is transfer of the securities restricted? (See Question No. 25)	[ ] Yes	[X] No

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

- [ ] Has never conducted operations.
- [ ] Is in the development stage.
- [X] Is currently conducting operations.
- [X] Has shown a profit in the last fiscal year.
- [ ] Other (Specify):

This offering has been registered for offer and sale in the following states: None. The offering is being made in selected states in reliance on available securities registration exemptions. (See Question No. 25)

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 62 pages.



THE COMPANY

1. Exact corporate name: Biddeford and Saco Water Company

   State and date of incorporation: Maine; March 12, 1881

   Street address of principal office: 181 Elm Street, Biddeford, ME 04005

   Company Telephone Number: (207) 282-1543

   Fiscal year: December 31 (month/day)

   Person(s) to contact at Company with respect to offering: C.S. Mansfield, Jr.

   Telephone Number (if different from above): same

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

   (1) **The failure of this offering to generate sufficient net proceeds could jeopardize the Company's ability to issue additional mortgage bonds in the future.** Under its mortgage indenture, the Company may not issue additional bonds (a) if the principal amount of bonds to be outstanding would exceed 66-2/3% of the cost or fair value of permanent improvements, extensions and additions to its plant, or (b) the amount of long-term debt of the Company would exceed 66-2/3% of total capitalization of the Company. The limitations included in the indenture are intended to provide security to bondholders and essentially require that the Company fund at least 33-1/3% of its construction budget with equity (including retained earnings) or short-term debt. The Company's current mortgage debt is $8,757,620, or 29% of the plant cost/value. The Company's long-term debt is currently 67% of the Company's total capitalization. Because the Company's mortgage debt as a percentage of total capitalization currently exceeds 66-2/3%, the Company is unable to issue any additional mortgage bonds (or other long-term debt) until it increases its capital.

   (2) **The Company's costs of operation are significantly affected by governmental regulations.** The Company must comply with local, state and federal regulations pertaining to water utility operations. The United States Environmental Protection Agency and the Maine Drinking Water Program have established water quality standards and rules and regulations for operating practices. Failure to comply with applicable rules and regulations could subject the Company and its employees to fines or other penalties, including possible license suspension. For more information, see Question 3(i).

   (3) **The rates the Company may charge are subject to prior governmental approval.** The Company's ability to earn profits is largely dependent upon the rates it charges its customers. These rates are regulated by the Maine Public Utilities Commission ("MPUC"). The Company files rate increase requests with the MPUC from time to time, to recover its investments in plant and equipment and projected expenses. The MPUC determines whether investments and expenses are recoverable, the length of time over which such costs are recoverable and the permitted rate of return on investments. Rate proceedings can be complex and expensive, and the MPUC has very substantial discretion over accounting measures that can significantly affect rate determinations.

   (4) **Due to the currently weak economic climate in the U.S. and Maine, there is a risk that authorized rates of return may be lower in upcoming rate adjustment proceedings than in prior proceedings.** The Maine Public Utilities Commission authorized a return on equity of 10.00% during the Company's most recent rate proceeding, which became effective as of March 1, 2008. The authorized rates of

return approved by the MPUC for other water utilities since that date has remained at 10.00%. However, authorized rates of return do fluctuate (for example, the Company was authorized a return on equity of 9.7% in its rate proceeding completed on December 15, 2003), and the MPUC has discretion to consider current economic conditions in setting authorized returns. A recent example from outside Maine is illustrative of this principle. In that non-Maine case, the regulatory commission ultimately authorized a return on equity of 10.00%, which was below the 10.75% recommended by the commission staff and the 11.00% that had been granted to the same utility in its most recent prior proceeding.

(5) **Water consumption may continue to be hampered by economic weakness and unfavorable weather patterns.** Water usage in the Company's service area has fallen well below expectations since the Company completed its most recent rate adjustment proceeding in March 2008. The summer weather in 2008 and (especially) 2009 was quite damp, suppressing demand. The economic slowdown in Maine that began in 2008 has also reduced water demand, both for industrial and commercial uses. Although the Company's operating revenues in 2010 have thus far exceeded 2008 and 2009 revenues, there can be no assurance that these improvements will continue .

(6) **Economic recovery in Maine has in the past tended to lag the nation.** In recent prior recessions, Maine's economy has not been affected as deeply as the nation as a whole, but has tended to recover more slowly than the nation as a whole. The reported unemployment rate (not seasonally adjusted) for Maine was 6.9% in August 2010. Although unemployment in Cumberland County and York County, Maine is lower than in the State as a whole, unemployment remains considerably higher than in 2000-2008. The Maine State budget for its 2010-2011 fiscal year has been repeatedly adjusted downward to reflect revenue shortfalls. The current economic climate may create an unfavorable environment for upcoming rate adjustment proceedings, and may cause an increase in accounts receivable due to slower than normal payments.

(7) **The Company depends on the availability of capital for expansion, construction, and maintenance.** The Company's ability to fund construction and maintenance depends on the availability of adequate capital. In recent years, the Company's earnings have not been sufficient to fund necessary replacements and improvements of its capital plant, thereby requiring the Company to utilize debt as a source of funding for these expenditures. The Company expects that various expansion, construction, and maintenance projects will need to be undertaken in the near-term future; for more information regarding the expected projects, see Question 9(a). As described in Question 3(b) below, the Company is not presently permitted under the terms of its bond indenture to incur additional debt. There is no guarantee that the Company will be able to obtain sufficient capital in the future to fund construction in connection with the foregoing projects, or that the cost of capital will not be too high for future expansion and construction.

(8) **The Company's unsecured line of credit expires annually.** The balance on the Company's unsecured line of credit was $1,674,127 on December 31, 2009, and $1,633,768 as of May 31, 2010. The line expires on June 30, 2011. The Company's bond indenture limits the total amount of debt that the Company may incur. (See Question 3(b)).

(9) **Contamination of the Company's water supply could disrupt service and adversely affect its revenues.** The Company obtains all of its water supply from the Saco River. The river is susceptible to possible contamination and pollution from man-made sources. The Company has no ready alternate source of supply, and if the Saco River were to become seriously contaminated, the Company could be required to discontinue its operations until water quality is restored.

(10) **Utilities are now considered a possible target for terrorist attack.** The Company must consider what measures may be taken to forestall future acts of sabotage, vandalism or terrorism, and endeavor to be prepared with an appropriate emergency response plan. Significant changes to plant and equipment would require increased equity or (if permitted) increases in borrowings.

(11) **The use of chlorine gas as a disinfectant may be banned by federal regulation.** The Company utilizes chlorine gas as the primary disinfectant at its water treatment facility. Legislation has been considered in Congress to require utilities to use disinfectants that would pose less risk to the public in



the event of an accident or terrorist attack. Alternative disinfectants are more costly and could require significant modification of the Company's disinfectant storage and feed facilities.

(12) **The offering price of Company common stock is arbitrary.** The offering price of $67.50 per share bears no relationship to established value criteria, such as designated multiples of net tangible assets or earnings per share, and should not be considered an indication of the actual value of the Company. Regulated water utilities generally are not permitted to earn more than a designated return on the book value of their assets. Historically, when regulated water utilities are sold the purchase price has tended to be at or near book value, with adjustments depending upon market conditions, the perceived capacity for expansion and other factors.

(13) **The price of a share in this offering is significantly higher than the book value of the stock.** As of May 31, 2010, the tangible net book value per share was $35.07. This is approximately 51.96% of the offering price. As a result, investors participating in this offering will incur immediate and substantial dilution. Book value is determined by subtracting liabilities from tangible assets and dividing the answer by the number of outstanding shares.

(14) **There is a very limited trading market for Company common stock; you may not be able to resell your shares at or above the price you pay for them.** The Company's common stock is traded through an over-the-counter electronic quotation market operated by Pink OTC Markets Inc. The stock trades only sporadically, usually in amounts of well less than 1,000 shares per day. Because of the limited volume of trading, a sale of any significant number of shares of Company common stock in the open market could cause the stock price to decline. The Company is not subject to SEC public reporting requirements and therefore market participants (other than insiders) typically have little current information about the Company, other than published stock trading prices and whatever annual financial information was last provided to shareholders. Due in part to these factors, historical trading prices for the Company's common stock may not reflect a fair or accurate assessment of the market value of the Company's stock.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what products or goods are or will be produced or services that are or will be rendered.

The Company is a privately-owned water company, regulated as a public utility by the State of Maine Public Utilities Commission. The Company's operations date back to 1881. The Company draws water from the Saco River at intakes located in Biddeford, Maine, approximately one mile west of the Maine Turnpike. The Saco River begins as a small stream high in the White Mountains of New Hampshire and flows through about 124 miles of New Hampshire and Maine forest and farmland before reaching the Company's intakes. The majority of the area within the Saco River's roughly 1,700 square mile watershed remains undeveloped or underdeveloped. The Saco River, just upstream from the Company's intakes and extending for several miles upstream, is classified by the Maine Department of Environmental Protection as Class A & AA, which is the cleanest rating allowed. The river is a source of hydroelectric power, a major recreation area, and ultimately, the water supply for many southern Maine communities.

The Company owns and operates a complete water treatment facility. The treatment process includes coagulation, flocculation, sedimentation, filtration, and disinfection. Operations at the Company's treatment facility have received national recognition for excellence through the Partnership for Safe Water Program, which is sponsored by various agencies including the United States Environmental Protection Agency and the American Water Works Association. The

Company sells this treated water to residential, commercial, municipal, and industrial customers located in the southern Maine communities of Biddeford, Saco, Old Orchard Beach, and the Pine Pont section of Scarborough. Depending on the time of year, the Company serves drinking water to between 50,000 and 200,000 people through over 16,000 service connections. The Company also occasionally sells water to the adjacent public water utility to the south (Kennebunk Kennebunkport & Wells Water District), primarily to enable that utility to satisfy peak summertime demands. The Company maintains over 235 miles of water mains through its distribution system. Over 1,200 public fire hydrants are connected to the Company's distribution system.

(b) Describe *how* these products are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The Company operates in conformity with standards of quality, practice, and procedure established by the United States Environmental Protection Agency and the Maine Drinking Water Program, and is further regulated by the Maine Public Utilities Commission primarily in the financial and customer service aspects of its business operations. The Saco River is the source of supply for the water sold by the Company. The Saco River watershed upstream from the Company's intakes covers an area of roughly 1,700 square miles. The peak rate at which the Company has ever drawn water from the Saco River is less than 5% of the minimum flow in the Saco River past the Company's intakes, and so there is always a sufficient quantity of water available to meet the Company's requirements. The Company owns and operates a treatment plant to process the water drawn from the Saco River, producing finished water that complies with all current drinking water regulations established by the United States Environmental Protection Agency and the Maine Drinking Water Program.

Under its mortgage indenture, the material terms of which are set forth in Note 5 to the attached financial statements, the Company may not issue additional bonds (i) if the principal amount of bonds to be outstanding would exceed 66-2/3% of the cost or fair value of permanent improvements, extensions and additions to its plant, or (ii) the amount of the Company's long-term debt would exceed 66-2/3% of total capitalization of the Company. The size of the Company's mortgage debt as a percentage of plant cost/value has increased over time, and is currently 29% of plant cost value, meaning that is not approaching the limitations imposed by the indenture. However, the Company's long-term debt currently represents 67% of the total capitalization of the Company. Given the Company's obligations under its mortgage indenture and the Company's current financial position, the Company will be unable to issue any additional long-term debt until it increases its equity. As a result, the Company's construction activities will be limited to those projects that can be funded through operations and short-term borrowings, which will slow the Company's currently ongoing main replacement program. See Question No. 9.

Since 2001, the Company has had a line of credit through Biddeford Savings Bank. Currently, the line of credit permits the Company to borrow up to $2,250,000. The interest rate on the line of credit is either the highest prime rate minus 1%, adjusted daily, or the London Interbank Offering Rate (LIBOR) plus 1.85%, for 30, 60, 90, or 180 days. Under the terms of the line of credit, the Company has the option to select the more advantageous rate; for most of 2010 to date, the Company has used the LIBOR-based interest rate. As of May 31, 2010, the applicable interest rate on the Company's outstanding balance of $1,633,768 was 2.10%.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

The Company is authorized by legislative charter to provide services to the following communities in southern Maine: Biddeford, Saco, Old Orchard Beach, Lyman, Dayton, and Scarborough. The

Company is also authorized to supply water to the Kennebunk, Kennebunkport, and Wells Water District.

Because of the monopoly held by the Company for the services it provides, all rates charged by the Company for water supply and fire protection services must first be approved by the Maine Public Utilities Commission through a highly regulated rate-adjustment process. See Question 3(i).

Weather conditions tend to have a dramatic impact on operating results for water utilities, and the Company's operating results are representative of this tendency. There are two factors that cause this effect. First, the Company's service area includes several miles of sandy beaches. There is significant summer usage in the beach areas, both by people who own seasonal properties, and by visitors staying in area hotels and motels. Usage by such seasonal customers is relatively higher during summers when the weather is conducive to spending time on the beach. When summer weather is warm and relatively dry, water usage also typically increases because people use significant amounts of water to maintain their lawns and gardens. In addition, the Company serves two 18-hole golf courses that use water from the Company's system to irrigate their greens and fairways during the summer season.

The strength of the local economy also has an impact on the water utility industry. Usage by industrial and commercial customers in the Company's service area is typically reduced during times when the economy is depressed because people travel less, go out to dinner less often, and reduce their discretionary purchases.

Local weather and economic conditions have shown signs of improvement in 2010. The weather during the summer of 2010 was relatively warm and dry, and tourism activity in the area was strong, despite continued weakness in the economy. The volume of water necessary to meet summer usage during July and August this year increased by more than 20 percent when compared with usage during the same period in 2009. The year-to-date volume of water pumped totaled 1,574 million gallons through August 31, 2010, compared with 1,403 million gallons through August 31, 2009, representing an increase of approximately 12 percent.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

The Company is a privately-owned water company, regulated as a public utility by the State of Maine Public Utilities Commission. The Company holds a monopoly for the services it provides within its designated territory. Current technology is not conducive to the development of substantial competition for the monopoly services now provided by the Company.

Note: *Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.*

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The services provided by the Company are essential and provided under a monopoly. The Company does not engage in advertising or marketing of its services. Providing excellent customer service is important to the Company's overall mission, and Company employees are trained and evaluated accordingly.

The rates charged by the Company for public fire protection services are established by the Maine Public Utilities Commission under a formula for determining the percentage of gross revenues that water utilities should derive from fire protection charges. Consistent with those rules, approximately 16% of the Company's revenues are derived from public fire protection charges. These charges are allocated proportionately, in accordance with the applicable MPUC allocation rules among the towns of Biddeford, Saco, Old Orchard Beach and Scarborough, based upon the number of fire hydrants located in each community.

The Company provides its services to a large and diverse set of residential, commercial and municipal customers, and no one customer accounts for anywhere close to 20% of the Company's annual revenues.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

The Company business is such that it does not have firm orders or backlogs. As a regulated public water utility, the Company is required to provide public water services within its service area to all persons requiring such services.

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

The Company's water sales are greater during the summer months. There are two primary reasons for this. First, water is used to irrigate lawns and gardens during the summer months. Second, there is an increase in population in the coastal sections of the Company's service area during the summer as well. Typically revenues from winter quarters average between 22 and 24 percent of annual revenues, and summer quarters between 26 and 28 percent.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If this Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The Company's current permanent staff of 27 employees is divided into the following classifications: management (4 employees); office/clerical (4); meter reading (4); water treatment (6); and water distribution (9). The Company does not anticipate any significant change in staffing within the next 12 months, and expects to continue to employ a total of approximately 27 individuals within the next 12 months, regardless of whether the offering is successfully completed. The Company believes it enjoys very good relations with its employees and that its workforce is stable. The average number of years of service for the Company's staff is approximately 16 years. The Company has not experienced any particular difficulty hiring workers when staff openings have occurred in the past. The Company's workforce does not belong to any union, and the Company is not subject to any collective bargaining agreement. All employees are paid on an hourly or salaried basis, depending upon job responsibilities. All employees receive a package of benefits which includes medical insurance, dental insurance, life insurance, vacation leave, sick leave, and pension benefits. All wages and benefits for employees are approved by a vote of the Company's Board of Directors.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The Company owns an office building with associated lot in Biddeford; a construction garage with associated lot in Saco; a water treatment plant with associated lot located on the Saco River in Biddeford; two primary pump stations (one to pump water from the Saco River into the treatment plant and the other to pump water from the treatment plant into the distribution system); a 7.5 million gallon finished water storage reservoir with associated lot; three distribution storage standpipes with associated lots and having a combined total storage volume of 3.3 million gallons; approximately 235 miles of distribution and transmission mains; approximately 16,200 service connections; approximately 15,200 meters; and approximately 1,200 fire hydrants.

The office building is located on Elm Street (Route 1) in Biddeford; the two-story building with full basement was constructed in 1964 and includes approximately 3,000 square feet of usable space on each floor. The construction garage is located in the Saco Industrial Park and includes approximately 2,200 square feet of office space and 10,000 square feet of garage/storehouse area. The treatment plant is located on South Street, Biddeford, and was originally constructed during 1935 and 1936. The treatment facility has been continuously upgraded over the years, and the plant operates in complete compliance with all federal and state regulations, with a maximum capacity of approximately 14 million gallons per day depending upon system operating conditions. The distribution mains are located in the more densely populated areas of Biddeford, Saco, Old Orchard Beach, and the Pine Point section of Scarborough, primarily on the easterly side of the Maine Turnpike. Over 75 percent of the distribution and transmission mains are 6-inch diameter or larger.

Essentially all of the Company's property is subject to liens under its mortgage bond indentures. The Company has no plans to acquire additional property at the present time, but will extend its distribution system as needed to provide service to new customers.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidential agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company is not involved in developing new products or services, and does not rely on any material rights in intellectual property.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local government agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

The Company is a public water utility and its operations are subject to extensive regulation by the Maine Public Utilities Commission, the United States Environmental Protection Agency and the Maine Drinking Water Program. Applicable regulations include, without limitation: regulation of rates charged by the Company to its customers; land use regulations; water purity treatment standards; and regulations on use of hazardous chemicals.

As a public utility providing water supply and fire protection services, the Company is required to furnish safe, reasonable and adequate facilities to provide an essential public service. The rate that the Company may charge for the production and delivery of water, or for any other service provided, must be just and reasonable. The MPUC is responsible for the determination of what constitutes just and reasonable rates. When making the determination of what shall constitute just and reasonable rates, the MPUC is obligated to provide sufficient revenues to permit the Company both to perform its public service and to attract necessary capital on just and reasonable terms.

The actual rate adjustment process is completed in accordance with an MPUC rule that establishes the filing requirements for the form, content, and organization of all schedules of rates, terms and conditions. The schedules detail all costs associated with the operation of the utility during a test year, itemized by account number or functional grouping, as well as the impact and reasons for any possible adjustments to the test year. A billing analysis must be included that illustrates both how the proposed rates will generate the revenue necessary to cover the adjusted test year operating costs, as well as the rate of return on invested capital that will be provided.

The Company initiates the process by first filing proposed new rates with the MPUC, and then notifying all customers that a rate adjustment proposal has been sent to the MPUC. The MPUC's staff reviews the filing and schedules meetings and hearings as appropriate. The process always includes the Maine Public Advocate as a representative of the public interest, and is open to the public; any interested party may participate. Completion of the rate adjustment process can require up to nine months. At least twelve months must pass between the initiations of rate adjustment proceedings.

The Company is required to obtain approval from the MPUC prior to the sale and issuance of securities. On May 5, 2010, the MPUC authorized the issuance of up to 35,000 shares of Company common stock in connection with this offering.

Regulatory violations sufficient to result in suspension or revocation of the Company's permits to treat or distribute water could also subject the Company to substantial administrative penalties and possible civil liability for damages.

Certain Company employees are certified and authorized to practice in the State of Maine as Water System Operators. Loss of an individual's license would prevent that employee from providing the regulated services to the Company.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

The Company has no subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

The charter for the Biddeford and Saco Water Company was granted by the Maine State Legislature in 1881. Construction of necessary facilities began in 1883, and water was first supplied to customers located in Biddeford and Saco in 1885. In 1902 the Company purchased the Old Orchard Water Company. In 1905 water service was extended easterly form Old Orchard Beach along Grand Beach to Pine Point in Scarborough, and in 1909 service was extended westerly from Old Orchard Beach to Kinney Shores and Camp Ellis in Saco.

The last major geographic expansion of the service area occurred during the 1920's when service was expanded to include Ocean Park in Old Orchard Beach, and extended southerly from downtown Biddeford to the Hills Beach and Fort Hill sections of Biddeford. Since then, the supply, treatment, and distribution facilities have been continuously upgraded and expanded to meet changes in customer demand within the Company's service area and to maintain compliance with applicable rules and regulations.

The most recent stock dividend or stock split occurred in 1995. Common stock was last sold by the Company in 1968. No stock split, stock dividend, recapitalization, merger, acquisition, spin-off, or reorganization is contemplated at the present time.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Not applicable. The Company has been operating profitably for more than 100 years. In order to continue to maintain an acceptable level of profitability, the Company must periodically apply to the Maine Public Utilities Commission for increases in rates. The Company anticipates applying to the Maine Public Utilities Commission for a rate adjustment that, if granted, would become effective in 2011.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

The Company plans to operate as it has in the past and will periodically apply to the Maine Public Utilities Commission for rate adjustments in accordance with the prescribed rate adjustment process. By statute, water utilities are entitled to a reasonable rate or return on investment, but the MPUC nonetheless has substantial discretion in determining rates.

Note: *After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.*

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

Total $259,477 ($2.45 per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Offering Price Per Share	=	$67.50	=	27.55 price/earnings multiple
Net After-Tax Earnings Last Year Per Share		$2.45		

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

The Company's net tangible book value was $3,721,262 ($35.07 per share) as of May 31, 2010.

(The figure above excludes deferred debits and deferred bond expenses. In other contexts, the Company has customarily included such costs in the determination of tangible assets, because they relate to the Company's capital plant and other tangible assets and are recoverable/allowable for rate making purposes (either through expense or eventual capitalization of a completed project). If those deferred but recoverable amounts were included in the calculation, the net tangible book value of the Company would be $4,204,273 ($39.62 per share).)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The price of the securities in this offering was not established by reference to book value or other established criteria of value, but rather was set arbitrarily at a level somewhat below the average trading price of the stock for the first five months of 2010.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

The Company has not sold or issued any securities during the last 12 months.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? (Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

Currently the Company has 106,104 shares of common stock outstanding. The Company has no outstanding preferred stock, no outstanding securities convertible into stock, and no outstanding options, warrants or rights to purchase shares.

The present offering of common stock would increase the outstanding common stock by up to an additional 31,000 shares. The shares sold in this offering would represent the following percentages of the then outstanding shares of common stock:

If the maximum is sold: 22.6%
If 75% is sold: 17.9%
If 50% is sold: 12.7%
If 25% is sold: 6.8%
If none are sold: 0%

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $9,254,520*
If 75% is sold: $8,731,395*
If 50% is sold: $8,208,270*
If 25% is sold: $7,685,145*
If none are sold: $7,162,020*

* The Company has no outstanding convertible securities and no outstanding options, warrants or rights to purchase common stock, and thus the foregoing values are not subject to adjustment to reflect conversions of convertible securities or to reflect exercises of options, warrants or rights.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Maximum is Sold*	
	Dollar Amount	**% of Total**
Total Proceeds	$2,092,500	100.0%
Less: Offering Expenses		

Commissions and Finders Fees	0	0.0%
Legal and Accounting	167,400	8.0%
Copying and Advertising	20,925	1.0%
Other	0	0.0%
Net Proceeds from Offering	**$1,904,175**	**91.0%**
Use of Net Proceeds		
Repay Line of Credit	1,633,768	78.1%
Capital Projects	270,407	12.9%
Total Use of Net Proceeds	**$1,904,175**	**91.0%**

* The offering has no minimum and thus there is no assurance that any proceeds will be raised.

The offering expenses set forth in the table above are estimates. The Company will be liable for legal, accounting, copying, and advertising fees incurred in connection with this offering even if no proceeds are raised.

Net proceeds from the offering will, initially, be used to pay down the Company's operating line of credit and to increase the Company's invested capital for regulatory purposes. As of May 31, 2010, there was $1,633,768 outstanding under the Company's line of credit, and the applicable interest rate under the line of credit on that date was 2.10%. Ultimately, the net amount raised through this offering will help fund improvements to the Company's treatment and distribution systems. As described below, the Company faces ongoing needs to extend and improve its water mains.

Within the Company's service area, the city of Saco has passed a $2,300,000 bond for the paving and improvement of approximately 20 miles of public streets. The bond was passed in November 2009 and the work is being completed during 2010 and 2011. There are areas within the 20 miles of streets that will be affected by the resulting paving and improvement projects where it would be advisable for the Company to replace the existing water mains. The other two major municipalities within the Company's service area, Biddeford and Old Orchard Beach, have not passed similar bonds, but both communities have completed extensive street reconstruction projects in recent years, and currently have additional projects at various stages of design. In addition, the Maine Department of Transportation is finishing the design for the reconstruction of a portion of Route 1 in Biddeford; the project is expected to go to bid in 2011 and will require either the relocation of the Company's existing water main or redesign of the project (at an expense to the Company of about $70,000) to avoid the existing water main.

The Company also has an ongoing water main replacement program. The program is guided by a combination of factors, including the results of regular leak detection surveys, water main breakage records, plans for street reconstruction projects initiated by either the Maine Department of Transportation or one of the local communities served, and the availability of funds. Between approximately 2,500 and 5,000 feet of water main have been replaced annually in recent years. The Company hopes to be able to continue and expand this program for many years to come. Replacement of aging utility infrastructure improves system reliability and enhances water quality for customers. This work is not required by regulation, but is in keeping with a national trend for such activities. The cost per foot of replacement main varies over a wide range depending upon soil and site conditions; the range can be from approximately $20.00 to well over $100.00 per foot. The work has been funded through a combination of internally generated funds and borrowings. Once complete and in service, the replacement mains may be capitalized to earn a return through rates. Expenses tend to go down as the number of main breaks drops when older mains are taken out of service.

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

The Company will use the net proceeds from this offering initially to pay down the balance on the Company's operating line of credit. Any offering proceeds remaining after such use would be applied against future improvements and additions to plant and equipment. The reduction in debt and increase in equity will enable the Company to increase its future borrowing capacity and thereby support the Company's operations.

Note: *After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.*

10.(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

The Company will use funds generated through operations, supplemented with funds drawn from its operating line of credit if needed. Funds generated through operations are not fixed in amount. As a regulated utility, the Company is entitled to earn a reasonable return on its equity capital and therefore an increase in capital may lead to improved rates and increased earnings. The Company's line of credit is subject to annual renewal. The line of credit has been renewed through June 30, 2011.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Proceeds from the offering will be used to reduce the balance on the Company's operating line of credit. The Company has a $2,250,000 unsecured line of credit. The line expires on June 30, 2011. The interest charged on the line is a variable rate of prime less 1%. The amount outstanding was $1,674,127 and the interest rate 2.25% at December 31, 2009. As of May 31, 2010, there was $1,633,768 outstanding, with an interest rate of 2.10%.

(c) If any material amount of proceeds is to be used to acquire assets, other than the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Not applicable.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Not applicable.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Company does not expect any cash flow or liquidity problems within the next twelve months. The Company is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The Company is not dependent on proceeds from this offering to fund its cash requirements for the next twelve months.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding	
	As of 5/31/2010	**As Adjusted (Assuming Maximum Number of Shares Sold)***
Debt:		
Short-term debt (average interest rate 2.31% as of 5/31/2010; 3.63% as adjusted)	$ 1,705,407	$ 71,639
Long-term debt (average interest rate 4.96%)**	8,766,820	8,766,820
Total debt:	**$10,472,227**	**$8,838,459**
Stockholders' equity:		
Preferred Stock, par or stated value	$ 0	$ 0
Common Stock, $25 par value	2,652,600	3,427,600
Additional paid-in capital	4,358	1,133,533
Retained earnings (deficit)	1,547,315	1,547,315
Total stockholders' equity:	**$ 4,204,273**	**$ 6,108,448**
Total Capitalization	**$14,676,500**	**$14,946,907**

* The offering has no minimum and, accordingly, there is no assurance that any proceeds will be raised.

** The long-term debt figure presented above includes the non-current portions of the Company's bonds, as well as capital leases. The long-term debt figure reported in the balance sheet included with the attached interim financial statements from the period ending Mary 31, 2010, $8,704,620, represents the non-current portions of the bonds alone.

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
None	Not applicable	Not applicable

Number of common shares authorized: 160,000 shares

Par value per common share:	$25
Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights:	None

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X]	Common Stock	
[ ]	Preferred or Preference Stock	N/A
[ ]	Notes, Debentures, or Bonds	N/A
[ ]	Limited Liability Company Membership Interests	N/A
[ ]	Units of two or more types of securities, composed of:	N/A
[ ]	Other (specify):	N/A

15. The offered securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[X]	[ ]	Preemptive rights to purchase any new issue of shares
[ ]	[X]	Preference as to dividends or interest
[ ]	[X]	Preference upon liquidation
[ ]	[X]	Anti-dilution rights
[ ]	[X]	Other special rights or preferences (specify):

Explain: For a description of applicable preemptive rights, see Question 25 below.

16. Are the securities convertible? [ ] Yes [X] No

If so, state conversion price or formula. N/A
Date when conversion becomes effective: N/A
Date when conversion expires: N/A

17.(a) If securities are notes or other types of debt securities: Not applicable

(1) What is the interest rate? __________
If interest rate is variable or multiple rates, describe:

(2) What is the maturity date?
If serial maturity dates, describe:

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe:

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices:

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No
Describe:

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $______________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis?
$____________

How much indebtedness is junior (subordinated) to the securities? $______________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

The Company is not offering debt securities or preferred stock that the Company is required to repurchase. Therefore, this item is not applicable.

18. If securities are Preference or Preferred stock: Not applicable.

Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No
Explain:

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

The Company's mortgage bond indentures place certain restrictions on the payment of dividends such that the Company shall not pay any dividends if, after giving effect thereto, the aggregate amount of all sums declared, paid or set aside by it for the purpose of offering such dividends or distributions subsequent to December 31, 1997 does not exceed the sum of (i) the net income of the Company determined in accordance with generally accepted accounting principles for the period from January 1, 1998 to the date of any such distribution, taken as a single accounting period, plus (ii) $350,000. At December 31, 2009, unrestricted reinvested earnings amounted to approximately $552,000, or $5.20 per share.

20. Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis):

At December 31, 2009, unrestricted reinvested earnings available for the payment of dividends amounted to approximately $552,000.

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

The Company intends to conduct this offering of stock through its own officers. See Question 24 below. The Company has not designated a selling agent to assist it in this offering but may decide to do so. If a selling agent is engaged, the Company will amend this offering circular accordingly.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

The Company has not retained a selling agent. See Question 21 above. The Company does not intend to use finders and will not pay commissions or other compensation to finders, and will not indemnify finders against liabilities under the securities laws.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Not applicable.

Note: *After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.*

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	C.S. Mansfield, Jr.	Name:	Robert R. Theriault
Address:	PO Box 304 Biddeford, ME 04005-0304	Address:	PO Box 304 Biddeford, ME 04005-0304
Telephone No.:	(207) 282-1543	Telephone No.:	(207) 282-1543

No additional compensation will be paid to any officer, director, or company employee in connection with this offering.

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

The offering is being made to those persons who were shareholders of record as of May 28, 2010, but is not limited exclusively to those persons.

This contemplated issuance of common stock is subject to preemptive rights under Maine law in favor of existing shareholders of Biddeford and Saco Water Company. Accordingly, the Company is required to provide its shareholders with a reasonable opportunity to purchase a pro rata share of stock covered by this offering.

On May 28, 2010, the Company mailed a notice to all persons who were then shareholders of record. The mailing was also sent to other persons believed to be beneficial owners of Company stock, based on the best information then available. The notice stated that the Company had decided to proceed with an offering of 31,000 shares of common stock at $67.50 per share and had determined that such an offering was subject to preemptive rights. Accordingly, the Company provided shareholders with a Preemptive Rights Election form by which, prior to July 7, 2010, they could elect to preserve their preemptive rights or (subject to possible limits under securities laws of their particular state of residence) reserve more than their pro rata share of the contemplated offering. In returning an Election form, the shareholder was not making any commitment to purchase stock (as stated in the letter, the offering of shares would only be made through an offering circular and subscription agreement, neither of which was then being provided); rather, returning the Election form would serve to preserve the preemptive rights of that holder and also would give the Company some basis for estimating whether shares would be available for possible offering to persons other than those shareholders.

Based on the Election forms returned by existing shareholders, the stated offering size exceeds the prospective exercises of preemptive rights, and the Company expects to have shares available for sale to persons other than its existing shareholders.

All offers and sales to existing shareholders and others will be conducted by Company employees. If the Company decides to engage a selling agent at some future date to assist in offering shares for sale, it will amend this offering circular accordingly.

Other than in connection with valid exercises of preemptive rights, the Company intends to limit the offering to residents of the following states: Maine, Massachusetts, Florida, Illinois, California, Connecticut, New Hampshire, and Maryland. The Company reserves the right in its discretion, however, to extend the offering to other states.

Based on stock ownership information available to the Company at the time of the May 28, 2010 notice, the Company believes it has shareholders in the following states: Alabama, California, Colorado, Connecticut, Florida, Georgia, Illinois, Maine, Maryland, Massachusetts, Missouri, Nevada, New Hampshire, New Jersey, New York, North Carolina, Ohio, Oregon, Pennsylvania, Rhode Island, Texas, Vermont, Virginia, Washington, West Virginia, and Wisconsin. Under the securities laws of Oregon and Pennsylvania, the Company need not register the offering in that particular state if it restricts its offering to existing security holders residing in that state and also limits the number of shares sold to any such security holder to his or her pro rata share of the total offering. To avoid the expenses that would be associated with registration of the offering in Oregon and Pennsylvania, the Company will therefore limit its offering in those states to existing security holders and will limit the number of shares sold to any such holder to his or her pro rata share of the offering (approximately one-third the number of shares owned by the security holder at the time of subscription or at May 28, 2010, whichever is lower). In other states where shareholders reside, the Company is permitted, without registration, to offer shares to existing security holders, without a pro rata restriction of this sort. Maine, Massachusetts, Florida, Illinois, California, Connecticut, New Hampshire, and Maryland are among the states where the Company is permitted, without registration, to offer the common stock not only to existing security holders but also to others who are not existing security holders.

In the case of shares made available for sale to persons other than existing shareholders, the Company will require a minimum investment of 75 shares ($5,062.50) per subscriber.

There are no resale restrictions on the offered common stock.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [ ] No N/A

26.(a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

This item is not applicable. The Company may accept subscriptions as they are received. There is no minimum number of shares that must be sold as a condition to the offering.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Not applicable.

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No N/A

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

There are no restrictions imposed by the Company on the resale of its outstanding common stock, and no resale restrictions will be placed on common stock purchased through this offering.

Under Maine law, no person or group may own or control more than 10% of the outstanding voting securities of a regulated public utility, unless the Maine Public Utilities Commission has first approved the acquisition of such ownership or control by such persons.

Holders of the Company's outstanding common stock have statutory preemptive rights, under which each holder generally has a right to purchase his or her pro rata portion of shares of stock (or options or rights to purchase such stock, or securities convertible into such stock) offered by the Company. These preemptive rights may be subject to exceptions that are not applicable to the present offering of shares.

Note: *Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.*

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

During each of the past five years, the Company has paid regular quarterly dividends on outstanding shares of common stock. During such period, the rate of dividends was $3.20 per share per year through July 2009, and $2.24 per share per year since October 2009. The decision to lower the dividend payment rate effective with the October 2009 dividend was based upon two primary factors. First, water consumption in the Company's service area in recent years had been hampered both by weakness in the local economy and unfavorable weather conditions. As a result, the Company's operating revenues during 2008 and 2009 were well below amounts that would normally be expected based upon historic trends. Second, the national stock market downturn reduced the value of the Company's pension fund and resulted in a significant charge to the Company's balance sheet equity (a charge to equity of $766,303 in 2009 and $864,537 in 2008). Company management expects that the reduction in the dividend payment rate will enable the Company to recover more quickly from the negative effects of lower than expected operating revenues and the stock market downturn.

The Company currently expects to continue to pay quarterly dividends on outstanding shares of common stock in the future. The amount of dividends paid is subject to statutory prohibitions on the making of distributions if they would cause the corporation to become insolvent. The Company's mortgage bond indentures also impose limits on the payment of dividends. See Question 19. Subject to such limitations, the Board of Directors has discretion to determine the timing and amounts of dividends. In recent years, all cash dividends declared by the Board have been paid from the Company's earnings from operations or from retained earnings. The Company currently expects to continue to pay quarterly dividends on outstanding shares of common stock in the future. The current payment rate is approximately 5.7% of total stockholders' equity, and would be approximately 5.1% if this offering is successful. The Company believes that payment of dividends at the current payment rate is sustainable, whether or not the Company successfully completes this offering, and the Company does not currently anticipate having to make any further reduction in the dividend rate in the foreseeable future.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: President & Treasurer

Name: Clifford S. Mansfield, Jr. Age: 61

Office Street Address: 181 Elm Street
Biddeford, ME 04005

Telephone No.: (207) 282-1543

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mr. Mansfield has held his current position with the Company throughout the last five years. He is responsible for supervising the day-to-day operations of the Company, including the financial aspects, and reporting on those activities to the Board of Directors.

Education (degrees, schools, and dates):

BSCE / University of Maine / 1970
MSCE / University of Arizona / 1972

Also a Director of the Company? [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Mansfield is employed by the Company on a full-time basis.

30. Chief Operating Officer:

Mr. Mansfield also serves as the chief operating officer of the Company in his role as President and Treasurer.

31. Chief Financial Officer:

Mr. Mansfield also serves as the chief financial officer of the Company in his role as President and Treasurer.

32. Other Key Personnel:

(A) Name: Robert R. Theriault Age: 58

Title: Assistant Treasurer

Office Street Address: Telephone No.: (207) 282-1543

181 Elm Street
Biddeford, ME 04005

Names of employers, titles, and dates of positions held during past five years, with an indication of job responsibilities:

Mr. Theriault has held his current position with the Company throughout the last five years. He is the manager of the Company's main office, and in this capacity, he supervises the office staff and maintains all of the Company's accounting records.

Education (degrees, schools, and dates):

BS – Accounting / University of Southern Maine / 1977

Also a Director of the Company? [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Theriault is employed by the Company on a full-time basis.

(B) Name: Thomas Car III Age: 53

Title: Distribution Superintendent

Office Street Address: Telephone No.: (207) 282-1543

181 Elm Street
Biddeford, ME 04005

Names of employers, titles, and dates of positions held during past five years, with an indication of job responsibilities:

Mr. Carr has held his current position with the Company throughout the last five years. He is responsible for overseeing all aspects of the Company's water distribution system, including the design and construction of all system expansions and improvements.

Education (degrees, schools, and dates):

University of Maine – Portland-Gorham / 1974-1976

Also a Director of the Company? [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Carr is employed by the Company on a full-time basis.

(C) Name: Christopher M. Mansfield Age: 41

Title: Deputy Manager

Office Street Address: Telephone No.: (207) 282-1543

181 Elm Street
Biddeford, ME 04005

Names of employers, titles, and dates of positions held during past five years, with an indication of job responsibilities:

Mr. Mansfield (the son of C.S. Mansfield, Jr.) has held his current position with the Company throughout the last five years. He is responsible for supervising the day-to-day operations of the Company's water treatment facility, and providing assistance to the other members of the Company's management team as needed.

Education (degrees, schools, and dates):

BSCE / University of Maine / 1991
MSCE / Cornell University / 1993
PhD – Civil Engineering / Cornell University / 1996
JD / Cornell Law School / 2002

Also a Director of the Company? [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time:

Mr. Mansfield is employed by the Company on a full-time basis.

DIRECTORS OF THE COMPANY

33. Number of Directors: 5. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

The Company elects Directors to staggered three-year terms. Accordingly, in any given year, the shareholders elect one or two of the five members of the Board of Directors.

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: David E. Briggs Age: 71

Office Street Address: Telephone No.: (207) 934-3996

181 Elm Street
Biddeford, ME 04005

Names of employers, titles, and dates of positions held during past five years, with an indication of job responsibilities:

Mr. Briggs has been retired since 1995. Prior to his retirement, he worked for Central Maine Power Company, most recently as regional director for its Biddeford District. Central Maine Power is an electric utility serving central and southern Maine.

Education (degrees, schools, and dates):

C.W. Post College / 1964-1966
University of Southern Maine / 1957-1958 & 1971-1976

(B) Name: Richard A. Hull III Age: 60

Office Street Address: Telephone No.: (207) 282-7100

Park One Eleven
409 Alfred Street
Biddeford, ME 04064

Names of employers, titles, and dates of positions held during past five years, with an indication of job responsibilities:

Mr. Hull is the Chief Operating Officer for H & D Title & Closing Services, LLC; he has held this position since November 2006. From January 1994 to November 2006, he worked for Levis & Hull, P.A. and was a shareholder of the firm.

Education (degrees, schools, and dates):

BA / Carleton College / 1971
JD / University of Maine School of Law / 1974

(C) Name: Michael A. Morel Age: 67

Office Street Address: Telephone No.: (207) 282-0553

181 Elm Street
Biddeford, ME 04005

Names of employers, titles, and dates of positions held during past five years, with an indication of job responsibilities:

Mr. Morel is retired. From 1996 to 2008 he worked for Maine Bank & Trust Company (a Division of People's United Bank) and served as Vice President in charge of area commercial lending and business development.

Education (degrees, schools, and dates):

BA – History / Saint Anselm College / 1965

(D) Name: Wayne A. Sherman Age: 60

Office Street Address: Telephone No.: (207) 284-6240

4 Pilgrim Lane
Saco, ME 04072

Names of employers, titles, and dates of positions held during past five years, with an indication of job responsibilities:

From 1998 to 2009, Mr. Sherman was President of Biddeford Savings Bank. He currently serves as a Director of that bank, a position he has held for the last eleven years. Mr. Sherman also is a ski instructor in the Sunday River Meisters Program.

Education (degrees, schools, and dates):

BA – Political Science / University of Southern Maine / 1972

35.(a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[X] Yes [ ] No Explain:

Director David E. Briggs has prior employment experience with a regulated public utility. He served as a regional director for Central Maine Power Company prior to his retirement in 1995.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Central Maine Power Company is an electricity distribution utility and the Company is a public water utility. The two companies neither compete for business nor utilize trade secrets and/or proprietary information in their operations. A release from Central Maine Power was not necessary for Mr. Briggs to be able to serve on the Company's Board of Directors.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Director has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Not applicable.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Not applicable.

(e) If the Company has key man life insurance on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that required the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

The Company has not purchased key man life insurance on any Officer, Director or key personnel.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Not applicable.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

To the Company's knowledge, no shareholder beneficially owns 10% or more of the common stock of the Company. Under Maine law, a person or group that owns or controls 10% or more of the outstanding voting securities of a regulated public utility is required to obtain advance approval from the Maine Public Utilities Commissions. There have been no applications to the MPUC for approval of ownership in the Company.

The Company has no outstanding convertible securities.

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 894 shares (less than 1.0% of total outstanding)

After offering: Assuming maximum securities sold: __ shares (__% of total outstanding)

The Company does not know how many shares, if any, its Officers and Directors will purchase through this offering. The Company expects that even after the offering, the Officers and Directors will own less than 2.0% of the total outstanding shares.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39.(a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

C.S. Mansfield, Jr., President/Treasurer, and Christopher M. Mansfield, Deputy Manager, are father and son.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

The Company has not made any loans to any of its Officers, Directors, key personnel or 10% stockholders, or their relatives, and has no plans to do so.

The Company's line of credit and checking accounts are with Biddeford Savings Bank. Director Wayne A. Sherman is a current member of the Board of Directors of that Bank as well as the former president of the Bank. The current business arrangements between the Company and Biddeford Savings Bank are on terms comparable to those available from unaffiliated third parties. All arrangements between the Company and Biddeford Savings Bank have been reviewed and approved by the Company's Board of Directors, without Mr. Sherman's participation in those discussions or votes.

The Company periodically shops for banking services. Presently, its line of credit with Biddeford Savings Bank bears interest at a variable rate equal to Prime minus 1%. The Company does not have any regular monthly charges for its various checking accounts with the Bank. The Company believes that the cost of banking services provided by Biddeford Savings Bank is competitive in this market. Biddeford Savings Bank is locally managed and is located near the Company's office.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
C.S. Mansfield, Jr. (Chief Executive Officer, Chief Operating Officer, Chief Financial Officer)	$120,064	none
Robert R. Theriault (Assistant Treasurer)	97,034	none
Thomas Carr III (Distribution Superintendent)	101,613	none
Christopher M. Mansfield (Deputy Manager)	81,697	none
Total	$400,408	none
Officers as a group (number of persons: 2)	$217,098	none
Directors as a group (number of persons: 4)	$ 12,400	none
Key persons as a group (number of persons: 2)	$183,310	none

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

The Company has a non-qualified deferred compensation plan available to assist select management employees to save on a pre-tax basis by deferring amounts of compensation. C.S. Mansfield, Jr. is the only employee currently participating in this plan. The total amount owed Mr. Mansfield under the Company's non-qualified deferred compensation plan was $43,790 as of December 31, 2009.

The Company grants periodic cost of living and/or market rate adjustments in the compensation paid all employees. Such salary adjustments were granted in 2008. The Company did not grant any salary adjustments in 2009. The Company has granted a 3.5% salary increase to all employees in 2010, which is in the process of being phased in over a five month period beginning in June 2010.

(c) If any employment agreements exist or are contemplated, describe:

The Company has an employment agreement with its President, C.S. Mansfield, Jr. This agreement was originally entered into in October 2006, and has been extended from time to time since then. The current term of the agreement expires December 31, 2010, although Mr. Mansfield and the Company expect to amend the agreement in the coming months to extend the term for at least one additional year beyond that date. The agreement as currently in effect provides for base salary to Mr. Mansfield at the annual rate of $122,700. The agreement is terminable by either party at will.

The Company has a policy that provides for severance compensation for its Officers in the event of a change in control of the Company, a substantial change in the Officer's responsibilities due to a governance change, or involuntary termination of employment by the Company without cause. The severance compensation payable under the policy is equal to two months of the Officer's current salary for every year of employment with the Company, up to a maximum of twenty-four months of salary, and subject to the limitations imposed by the Internal Revenue Code "golden parachute" rules. Mr. Mansfield and Mr. Theriault are the only employees covered under the policy; each of them has been employed by the Company for a period that would entitle him to twenty-four months of salary if the Company were to undergo a change of control, substantially change either officer's responsibilities due to a governance change, or terminate either officer's employment without cause.

The Company has no current plans to enter into any new employment agreements, except that it does expect to renew its employment agreement with the President, C.S. Mansfield, Jr., on a year-to-year basis after the current term expires December 31, 2010.

41.(a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 0 shares (0% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities).

Indicate which have been approved by shareholders. N/A

State the expiration dates, exercise prices and other basic terms for these securities:

The Company has no presently outstanding stock purchase agreements, stock options, warrants, or rights outstanding.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: N/A

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

If any future stock purchase agreements, stock options, warrants or rights were to involve more than the Company's authorized amount of common stock, or another class of stock, the shareholders would have the statutory right to approve an amendment to the Company's Articles of Incorporation authorizing such new shares. Other than the statutory right to approve amendments to the Company's Articles of Incorporation, the shareholders do not have any rights to approve stock purchase agreements, stock options, warrants or rights.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The Company has an employment agreement with its President, C.S. Mansfield, Jr., the term of which expires December 31, 2010. The Company and Mr. Mansfield expect to amend the agreement prior to December 31, 2010 to extend its term beyond that date for at least one additional year with no other change in terms. Mr. Mansfield's existing agreement provides for minimum salaries, and for severance payments under certain circumstances. See Question 40(c).

The Company does not have any non-compete agreements with its Officers or Directors.

The Company believes that it is capable of covering the short-term loss of any Officer, Director, or key person with increased effort from remaining personnel. The permanent loss of any such person would require the recruitment and hiring of an experienced replacement.

The Company has developed a plan setting out the procedures that would be followed to maintain critical management functions in the event the President/Treasurer becomes temporarily incapacitated, and to hire a successor for the President/Treasurer should replacement become necessary for any reason.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

There has been and is now no litigation or administrative action pending against the Company that has had or could have a material effect on the Company.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

    The Company is not an S corporation.

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

    The Company considers the foregoing to include a fair summary of all material factors that affect, or are reasonably likely to affect, its business as a regulated public water utility.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

    Audited financial statements for the fiscal years ending December 31, 2009 and December 31, 2008 are attached. Also attached are interim financial statements (unaudited) as of, and for the five months ending May 31, 2010 and 2009.

    The Company's management assesses recently issued but not effective accounting standards as they are issued. There are no recently issued accounting but not effective accounting standards that are expected to have a material impact on the Company's financial position or results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying those losses and what steps the Company has taken or is taking to address these causes.

    Not applicable.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

    The Company functions as the public water utility for the Biddeford-Saco region of York County, Maine. According to the 2000 census, York County was Maine's fastest-growing county, and the Biddeford-Saco region is York County's most populous area. The area attracts large numbers of seasonal tourists, as it is home to popular beaches and offers access to a variety of other outdoor leisure activities such as biking, boating, and family amusement parks. The area also includes two local colleges.

The Company's operating results tend to be cyclical – most profitable just after the implementation of new rates, and then gradually worsening as time passes until rates are adjusted again. The rates charged by the Company are regulated by the Maine Public Utilities Commission, and all rate adjustments require prior approval by the MPUC before implementation. The approval process is complex and can require up to nine months before final settlement of a rate adjustment application. Like other water utilities, the Company's operating results are also affected by the weather (with overall revenues tending to rise during warm, relatively dry periods) and by the strength of the local economy (with overall revenues tending to decline during periods of general weakness in the local economy). The Company's experience in 2008 and 2009 illustrates this effect.

In its most recent rate proceeding before the MPUC, the Company received permission to phase in increased rates in a two-step process during 2008. The first step (a 10.5% increase) became effective on March 1, 2008, and the second (a 3.5% increase) on August 29, 2008. Coincidentally with the phasing in of the increased rates, the volume of water sold by the Company was depressed by wet weather and the difficult economy. The total volume of water supplied by the Company during July and August of 2008 was approximately 7% below normal levels, and during July and August of 2009, was approximately 9% below normal levels. As a result, the new rates did not produce the revenues anticipated.

In addition, federal stimulus spending has spurred an unusually large number of road and infrastructure projects, mostly during 2009. When public works projects that affect the Company's pipelines and other facilities are underway, the Company is required to deploy construction crews to help local and state crews complete their work, by doing whatever is necessary to adjust the water system in connection with the public construction project. That includes a variety of tasks, such as upgrading, relocating, or disconnecting and then reconnecting water lines and services. When that happens, the Company is not compensated, nor was the Company allocated any of the federal stimulus monies. The increased costs associated with accelerated construction activity came at a time of increase in various other costs, including water treatment expenses and employee medical insurance, as well as the Company's own planned upgrade projects.

Due to these factors, total combined revenues for 2008 and 2009 were approximately $250,000 to $300,000 below expectations. This in turn caused the Company's operating income for 2008 and 2009 ($642,794 and 686,519 respectively) to be lower than would normally be expected for a period that includes recent new rates.

Operating revenues for the first five months of 2010 were virtually identical to those for 2009, but a mild spring and excellent summer weather led to significantly improved demand during the summer months that account for peak water usage. The total volume of water supplied by the Company during July and August of 2010 was approximately 13% above normal levels. This increase in demand should result in improved revenues for 2010 versus 2009. Because of cost-cutting measures taken during 2009 and favorable weather conditions during the first quarter of 2010, operating expenses declined slightly in the first five months of 2010 versus 2009. Cost-cutting measures included a hiring freeze with use of temporary and/or part-time labor as needed. The Company has also been able to have some success reducing the unit prices for many essential treatment chemicals by aggressively pursuing alternatives whenever possible. Because the first quarter was relatively mild and snow-free, frost did not penetrate too far below the ground surface in early 2010, and there were fewer water main breaks than normal to repair. Also, less time was needed to shovel snow from fire hydrants. In addition, the relatively low snowfall total resulted in lower spring run-off during the snow melt season, and a lower than normal amount of chemicals was required to bring the water produced at the Company's treatment facility into compliance with drinking water standards during the spring. With the combined effect of reduced expenses to date and the improved demand for water this summer, operating income for 2010 should exceed that of both 2008 and 2009.

Nonoperating income is a minor component of overall earnings and remains fairly stable from year to year. Debt expenses likewise tend to remain fairly stable from year to year.

Even assuming 2010 proves to be a more profitable year for the Company, because revenues and operating income for 2008 and 2009 fell so far below expectations, the Company does expect to initiate rate adjustment proceedings with the MPUC soon after the completion of this stock offering, most likely in early 2011. If the rate adjustment application is successful, Company earnings should improve after the new rates are implemented. The Company does not anticipate any significant change in operations if new rates are implemented, other than to allow for faster accumulation of capital to fund improvements in its plant and equipment.

So long as Company net income for 2010 is at least as much as net income for 2009, the Company expects to have generated sufficient funds through operations to satisfy minimum spending needs for 2010, while maintaining approximately $500,000 in immediately available funds through its operating line of credit for emergency use if needed.

Proceeds from the stock offering will be used to pay down the balance on the Company's operating line of credit and increase the current ratio. Doing so should allow the Company to continue its ongoing water main replacement program (see Question 9(a)) at the current pace.

NOTE: Forward-looking statements contained in this offering circular (including without limitation management estimates of future revenues, expenses, operating margin, dividends, and capital needs) involve uncertainties, risks, and other factors that may cause actual results or performance to differ from those projected. All forward-looking statements are expressly qualified in their entirety by the risk factors referenced in Question 2 above and elsewhere in this offering circular.

49. If the Company sells a product or products and has had significant sales during its fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: _______%. What is the anticipated gross margin for next year of operations? Approximately _______%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

The Company does not sell items from inventory and therefore gross margin is not a metric used in its business. Operating margin is a more appropriate metric. Operating margin (defined as operating income divided by net sales) was 16.4% for 2009 and 15.6% for 2008. The Company expects the operating margin number to improve in 2010, largely on the strength of water demand for the current summer season compared to summer water demand in 2009 and 2008. See Question 48.

50. Foreign sales as a percent of total sales for the last fiscal year: 0%.

The Company sells only to customers within its service area on the southern Maine Coast.

Domestic government sales as a percent of total domestic sales for the last fiscal year: 17.9%

Total operating revenues for year ended December 31, 2009 were $4,178,190. Revenues by customer class for that year were as follows:

Residential	$2,516,620	60.2%
Commercial	640,690	15.3%
Industrial	71,640	1.7%
Public authorities	64,130	1.5%
Public fire protection	683,460	16.4%
Private fire protection	201,650	4.8%

Explain the nature of these sales, including any anticipated changes:

Residential customers are the single most important source of revenues and their usage varies from year to year depending upon changes in weather and the strength of the local economy. Fire protection charges do not experience large changes from year to year, except as a result of periodic changes in tariffed rates. Due to favorable weather in 2010, the Company is experiencing increased demand from residential customers and thus expects that customer revenues will make up a larger percentage of overall operating revenues for 2010 than was the case in 2009.

BIDDEFORD & SACO WATER COMPANY

FINANCIAL STATEMENTS

December 31, 2009 and 2008

With Independent Auditors' Report

BERRY.DUNN.MCNEIL & PARKER



CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Biddeford & Saco Water Company

We have audited the accompanying balance sheets of Biddeford & Saco Water Company as of December 31, 2009 and 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biddeford & Saco Water Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Berry, Dunn, McNeil & Parker

Portland, Maine
March 22, 2010

BIDDEFORD & SACO WATER COMPANY

Balance Sheets

December 31, 2009 and 2008

ASSETS

	2009	2008
Assets		
Water utility plant, at cost	$29,983,347	$29,191,047
Less accumulated depreciation	11,004,513	10,451,357
Net water utility plant	18,978,834	18,739,690
Current assets		
Cash and cash equivalents	19,210	1,318
Customer accounts receivable, net of allowance of $35,000 and $75,000 in 2009 and 2008, respectively	746,054	730,771
Other accounts receivable	34,000	34,000
Note receivable, current portion	68,000	68,000
Unbilled water revenue	180,236	184,801
Materials and supplies	213,272	206,941
Prepaid expenses	38,980	40,083
Unadvanced bond proceeds	880,540	888,785
Income taxes refundable	42,940	44,332
Total current assets	2,223,232	2,199,031
Other assets		
Investments	151,741	142,291
Noncurrent customer accounts receivable	82,003	127,013
Unamortized bond issuance expense	131,237	145,801
Note receivable, less current portion	108,000	136,000
Deferred tax asset, pension	502,410	566,820
Other deferred debits	340,941	218,150
Total other assets	1,316,332	1,336,075
Total assets	$22,518,398	$22,274,796

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
Capitalization		
Stockholders' equity		
Common stock $25 par value, authorized 160,000 shares, issued and outstanding 106,104 shares	**$ 2,652,600**	$ 2,652,600
Premium on common stock	**33,057**	33,057
Capital stock expense	**(28,699)**	(28,699)
Reinvested earnings	**2,302,634**	2,331,760
Accumulated other comprehensive loss	**(766,303)**	(864,537)
Total stockholders' equity	**4,193,289**	4,124,181
Long-term debt, excluding current portion	**8,749,620**	8,802,620
Accrued pension cost, excluding current portion	**675,335**	950,871
Obligation under capital leases, excluding current portion	**70,135**	88,204
Total long-term liabilities	**9,495,090**	9,841,695
Current liabilities		
Line of credit	**1,674,127**	1,432,071
Current portion of long-term debt	**53,000**	53,000
Current portion of obligation under capital leases	**18,068**	16,767
Accounts payable	**103,161**	175,734
Accrued interest payable	**93,789**	94,089
Dividends payable	**59,418**	84,883
Other accrued liabilities	**321,488**	109,361
Current portion of accrued pension cost	**198,000**	130,000
Total current liabilities	**2,521,051**	2,095,905
Deferred credits		
Customers' advances for construction	**528,143**	627,121
Unamortized investment tax credits	**128,608**	133,753
Deferred federal and state income taxes	**2,761,253**	2,581,942
Total deferred credits	**3,418,004**	3,342,816
Contributions in aid of construction	**2,890,964**	2,870,199
Total stockholders' equity and liabilities	**$22,518,398**	$22,274,796

BIDDEFORD & SACO WATER COMPANY

Statements of Income

Years Ended December 31, 2009 and 2008

	2009	2008
Operating revenues		
Water sales	$ 3,293,081	$ 3,274,287
Fire protection	885,112	840,752
Total operating revenues	4,178,193	4,115,039
Operating expenses		
Purification	495,490	513,573
Pumping	498,109	520,854
Distribution	691,055	696,593
Customer accounting and collection	508,722	493,525
General and administrative	322,107	303,499
Depreciation and amortization	547,782	521,705
Taxes, other than income taxes	329,589	322,281
Income taxes	98,820	100,215
Total operating expenses	3,491,674	3,472,245
Operating income	686,519	642,794
Nonoperating income (expense)		
Interest income	1,785	4,732
Other income	97,229	99,780
Income taxes	(38,900)	(40,800)
Net nonoperating income	60,114	63,712
Debt expenses		
Interest expense	478,841	475,016
Amortization of bond issuance expense	14,564	14,190
Allowance for funds used during construction	(6,249)	(21,937)
Total debt expenses	487,156	467,269
Net income	$ 259,477	$ 239,237
Net income per common share	$ 2.45	$ 2.25
Weighted-average shares outstanding	106,104	106,104

The accompanying notes are an integral part of these financial statements.

BIDDEFORD & SACO WATER COMPANY

Statements of Changes in Stockholders' Equity

Years Ended December 31, 2009 and 2008

	Common Stock	Premium on Common Stock	Capital Stock Expense	Reinvested Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balances, December 31, 2007	$ 2,652,600	$ 33,057	$ (28,699)	$ 2,432,056	$ (123,362)	$ 4,965,652
Net income	-	-	-	239,237	-	239,237
Other comprehensive income						
Increase in pension liability, net of tax of $485,940	-	-	-	-	(741,175)	(741,175)
Total comprehensive income (loss)	-	-	-	239,237	(741,175)	(501,938)
Dividends declared	-	-	-	(339,533)	-	(339,533)
Balances, December 31, 2008	2,652,600	33,057	(28,699)	2,331,760	(864,537)	4,124,181
Net income	-	-	-	259,477	-	259,477
Other comprehensive loss						
Decrease in pension liability, net of tax of $64,410	-	-	-	-	98,234	98,234
Total comprehensive income	-	-	-	259,477	98,234	357,711
Dividends declared	-	-	-	(288,603)	-	(288,603)
Balances, December 31, 2009	$ 2,652,600	$ 33,057	$ (28,699)	$ 2,302,634	$ (766,303)	$ 4,193,289

The accompanying notes are an integral part of these financial statements.

BIDDEFORD & SACO WATER COMPANY

Statements of Cash Flows

Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net income	$ 259,477	$ 239,237
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	674,484	654,930
Amortization, other	14,564	14,190
Patronage capital dividends	(9,450)	(13,500)
Deferred income taxes	179,311	89,212
Amortization of investment tax credits	(5,145)	(5,145)
Decrease (increase) in		
Accounts receivable and unbilled revenue	(5,708)	(111,814)
Materials and supplies	(6,331)	(21,294)
Prepaid expenses and other assets	1,103	(1,214)
Other deferred debits	(203,381)	(107,028)
Income taxes refundable and payable	1,392	79,418
Increase (decrease) in		
Accounts payable	(72,873)	58,603
Accrued liabilities	212,127	(127,433)
Accrued pension costs	(44,892)	(99,152)
Net cash provided by operating activities	994,678	649,010
Cash flows from investing activities		
Purchase of water utility plant	(940,191)	(1,703,252)
Plant removal costs, net of salvage	(1,741)	(6,701)
Payments received on notes receivable	68,000	68,000
Net cash used by investing activities	(873,932)	(1,641,953)
Cash flows from financing activities		
Net borrowings on line of credit	242,056	499,186
Proceeds from the issuance of long-term debt	8,245	726,178
Deferred financing costs paid	-	(29,390)
Payments on capital leases	(16,768)	(15,560)
Payment of dividends	(314,068)	(339,533)
Principal payments on long-term debt	(53,000)	(38,000)
Proceeds from customers' advances for construction	60,855	196,550
Refunds to customers	(30,174)	(35,771)
Net cash (used) provided by financing activities	(102,854)	963,660
Net increase (decrease) in cash and cash equivalents	17,892	(29,283)
Cash and cash equivalents, beginning of year	1,318	30,601
Cash and cash equivalents, end of year	$ 19,210	$ 1,318
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ 24,943	$ 44,794
Cash paid for interest, net of capitalized interest	$ 472,893	$ 445,165

The accompanying notes are an integral part of these financial statements.

BIDDEFORD & SACO WATER COMPANY

Notes to Financial Statements

December 31, 2009 and 2008

Nature of Business

Biddeford & Saco Water Company (the Company) is an investor-owned water utility which supplies drinking water and fire protection services to the communities of Biddeford, Saco, Old Orchard Beach and the Pine Point section of Scarborough, Maine. The Company also sells water to the Kennebunk, Kennebunkport and Wells Water District. The Company is traded on the over-the-counter market and is exempt from the Securities and Exchange Commission filing requirements, as there are less than 500 stockholders.

1. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Regulatory Accounting

The Company follows the accounting prescribed by the Maine Public Utilities Commission (MPUC) and the Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic (ASC) 980, *Regulated Operations*. This accounting recognizes the economic effects of rate regulation by recording costs and a return on investment as such amounts are recovered through rates authorized by regulatory authorities. The Company annually reviews the continued applicability of ASC 980 based on the current regulatory and competitive environment.

Cash and Cash Equivalents

All liquid investments with an original maturity of three months or less are considered to be cash equivalents.

The Company maintains its cash in accounts with banks which may exceed federally insured limits, but are invested in government securities. The Company has not experienced any losses in such accounts, and believes it is not exposed to significant risk with respect to these accounts.



Revenue Recognition

The Company recognizes revenue when evidence of a service arrangement exists, water delivery has occurred, the tariff rate has been determined and collectability is reasonably assured. The Company's revenue is from the sale of water to consumers who have service agreements with the Company, as well as from contracted public and private fire protection customers. The Company's terms of service are established in advance through tariffs stipulated with and approved by the MPUC. Tariff rates are set based on cost of services studies filed with and approved by the MPUC. The Company has not experienced significant uncollectible revenue. Substantially all water sales to consumers are metered, and revenue is recognized when water is provided to the customer. Fire prevention revenue is billed at flat rates over time according to service agreements with customers. The Company records all tariff revenues on a gross basis.

Customer Accounts Receivable

Customer accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to the allowance for doubtful accounts based on historical information and an assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance and a credit to customer accounts receivable.

Unbilled Water Revenue

The Company accrues revenue for estimated water distributed, but not yet billed, as of the balance sheet date.

Materials and Supplies

Materials and supplies are valued at their average cost.

Investments

The Company owns patronage capital certificates from a cooperative bank. The certificates are not marketable and are carried at original cost. The Company has not identified any events or changes in circumstances that may have had a significant adverse effect on the fair market value of these instruments.



Water Utility Plant

Water utility plant is stated at cost. Additions to utility plant and replacements of retirement units of property are capitalized. Costs include material, direct labor and such indirect items as engineering and supervision, payroll taxes and benefits, transportation and an allowance for funds used during construction. The cost of repairs, maintenance, minor replacements of property and planned major maintenance activities is charged to maintenance expense as incurred unless approved for deferral in other deferred debits by the MPUC. When units of property are replaced, retired or abandoned, the recorded value thereof is credited to the asset account and charged, along with gains and losses, to accumulated depreciation. Depreciation of plant is computed on average plant investment by primary accounts using the straight-line method over the assets' useful lives as approved by the MPUC.

Allowance for Funds Used During Construction (AFUDC)

In accordance with regulatory requirements, the Company has capitalized as AFUDC financing costs related to portions of its construction work in progress at a rate which reflects the Company's overall weighted cost of capital (including outstanding debt and cost of equity). These costs are capitalized as part of the water utility plant account.The weighted cost of capital was 5.58%, comprised of cost of equity of 2.10% and cost of debt of 3.48% for the year ended December 31, 2009, and 6.07%, comprised of cost of equity of 2.53% and cost of debt of 3.54% for the year ended December 31, 2008

Unamortized Bond Issuance Expense

Bond issue expense on long-term debt is amortized ratably based on the maturity of the related issues.

Other Deferred Debits

Other deferred debits include certain expenses which are, by regulation, recognized in expenses for financial reporting purposes ratably over time.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss includes amounts net of tax for prior costs or charges and net gains or losses associated with the Company's pension plan. Amounts will be adjusted based on how much gain or loss and prior service cost is included in that year's expense, new gains and losses during the year and any plan changes.

Customers' Advances for Construction and Contributions in Aid of Construction

The Company receives advances for construction from or on behalf of customers. Under certain circumstances, the amounts received are refundable either wholly or in part over varying periods of time. Amounts no longer refundable are transferred to and combined with contributions in aid of construction, which is amortized as a reduction to depreciation over the estimated useful lives of the related water utility plant.

Income Taxes

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes.

Investment tax credits are deferred for financial reporting purposes and are amortized over the estimated useful lives of the related properties through 2034.

In July 2006, the FASB issued accounting guidance for uncertainty in income taxes which is now part of ASC 740, *Income Taxes*. The guidance prescribes a recognition threshold and measurement attributes for financial statement recognition of a tax position taken or expected to be taken on a tax return. The Company implemented the guidance in 2008 and it did not have an impact on the financial statements.

As of December 31, 2009, tax years after 2003 remain subject to examination by federal and state authorities.

Taxes Collected from Customers and Remitted to Governmental Authorities

The Company reports certain taxes on a net basis. Accordingly, they are recorded as a liability when billed to customers and excluded from revenue and expenses.


48

Subsequent Events

For purposes of the preparation of these financial statements in conformity with U.S. GAAP, the Company has considered transactions and events occurring through March 22, 2010, which was the date that the financials were available to be issued.

Net Income Per Common Share

Net income per common share is computed based on the weighted average number of common shares outstanding during the year.

Recently Issued Accounting Standards

The Company's management assesses recently issued but not effective accounting standards as they are issued. There are no recently issued accounting but not effective accounting standards that are expected to have a significant impact on the Company's financial position or results of operations.

Reclassifications

Certain 2008 amounts have been reclassified to conform to the 2009 presentation.

2. **Note Receivable**

During 2006, the Company sold property to a charitable organization for $440,000 through an installment sale. The sale price was based on a commercial appraisal. The installment sale called for $100,000 down payment, received by the Company in 2006, with the remaining $340,000 financed through a note, collateralized by the property, at zero percent interest over five years. The payments of $34,000, which began in June 2007, are to be received in semi-annual installments. A director of the Company is also a member of the Board of Directors of the charitable organization.

During 2009, the Company entered into an agreement to convert noncurrent trade receivables to a note receivable in the amount of $40,000 in a non-cash transaction. Monthly interest payments began on April 6, 2009, and will continue through March 6, 2011, when the entire principal balance, all accrued interest and all charges are due in full. The note is collateralized by land.

3. Water Utility Plant

Category	2009	2008	Useful Lives (in years)
Intangibles	$ 47,277	$ 47,277	
Land and structures	2,119,859	2,119,859	20 - 50
Pumping	2,918,701	2,895,304	20 - 60
Equipment	1,061,227	968,862	10 - 20
Mains	15,481,188	15,324,015	30 - 75
Services	4,536,903	4,309,933	30
Meters	1,937,374	1,888,338	25
Hydrants	1,278,923	1,235,045	50
Construction work in progress	601,895	402,414	
Total water utility plant	29,983,347	29,191,047	
Less accumulated depreciation	11,004,513	10,451,357	
Net water utility plant	$ 18,978,834	$ 18,739,690	

Water utility plant had additions of $940,191 and retirements of $147,892 in 2009. There were additions of $1,704,994 and retirements of $42,591 in 2008.

4. Other Deferred Debits

	2009	2008	Recovery Period
Overheads	$ 86,197	$ 60,211	1 year
Repair reserves	20,909	(88,790)	5 years
Regulatory expense	10,148	18,847	3 years
Development and analysis	217,620	215,197	Project completion
Leak detection	6,067	12,685	3 years
	$ 340,941	$ 218,150	

5. Long-Term Debt

Long-term debt consists of:

	2009	2008
Bonds payable (Series L) at 7.72%, interest paid semi-annually, outstanding principal due in June 2018	**$ 2,250,000**	$ 2,250,000
Bonds payable (Series M) at 6.45%, interest paid semi-annually, outstanding principal due in September 2014	**2,700,000**	2,700,000
Bonds payable (Series N) at 2.40%, principal and interest paid semi-annually, outstanding principal and interest due in April 2022	**1,491,100**	1,521,100
Bonds payable (Series O) at 1.86%, principal and interest paid semi-annually, outstanding principal and interest due in October 2025	**918,000**	926,000
Bonds payable (Series P) at 2.23%, principal and interest paid semi-annually, outstanding principal and interest due in April 2028	**1,443,520**	1,458,520
	8,802,620	8,855,620
Less current portion	**53,000**	53,000
Long-term debt, excluding current portion	**$ 8,749,620**	$ 8,802,620

Requirements for the repayment of the outstanding bonds at December 31, 2009, are as follows:

	Principal	Interest	Total Debt Service
2010	$ 53,000	$ 433,628	$ 486,628
2011	61,000	432,817	493,817
2012	61,000	431,450	492,450
2013	106,000	429,543	535,543
2014	2,821,000	376,135	3,197,135
Thereafter	5,700,620	1,219,830	6,920,450
Totals	$ 8,802,620	$ 3,323,403	$ 12,126,023

As of December 31, 2009, the Company had received advances of $577,980 related to the Series P bond, with the remaining balance of $880,540 reported as unadvanced bond proceeds in the balance sheet. The Series P bond proceeds are to be used for a specific capital project, and are not available for operations. Funds can be drawn when progress billings are received from the project's contractor. As of December 31, 2008, the Company had received advances of $569,735 related to the Series P bond, with the remaining balance of $888,785 reported as unadvanced bond proceeds. Unadvanced bond proceeds are held by the financing institution. Interest is charged on advanced and unadvanced bond proceeds, and repayment is required as if all amounts have been advanced.

Substantially all of the Company's water utility plant is subject to the lien of the mortgage bond indentures.

In addition, under the terms of these indentures, certain restrictions are placed on the payment of dividends and the issuance of additional debt. At December 31, 2009 and 2008, unrestricted reinvested earnings amounted to approximately $572,000 and $602,000, respectively, as calculated in accordance with the indentures.

6. Obligation Under Capital Leases

The Company leases vehicles under capital leases. Included under water utility plant are the following amounts applicable to those leases as of December 31:

	2009	2008
Vehicles	$ **148,504**	$ 148,504
Less accumulated depreciation	**76,042**	52,543
	$ **72,462**	$ 95,961

Obligations under capital leases consist of:

	2009	2008
7.79% lease payable to Farm Credit Leasing, due in monthly installments for principal and interest of $1,118 through December 2012	$ **41,826**	$ 51,571
7.09% lease payable to Farm Credit Leasing, due in monthly installments for principal and interest of $882 through October 2014	**46,377**	53,400
	88,203	104,971
Less current portion	**18,068**	16,767
Obligation under capital leases, excluding current portion	$ **70,135**	$ 88,204

Requirements for the repayment of the capital leases at December 31, 2009 are:

	Total	Interest	Principal
2010	$ 23,998	$ 5,930	$ 18,068
2011	23,999	4,530	19,469
2012	23,998	3,018	20,980
2013	18,247	1,314	16,933
2014	13,256	503	12,753
	$ 103,498	$ 15,295	$ 88,203

7. Line of Credit

The Company has a $2,250,000 unsecured line of credit. The line expires on June 30, 2010. Amounts outstanding were $1,674,127 and $1,432,071 at December 31, 2009 and 2008, respectively. Management expects to renew this line of credit through June 2011.

The interest charged on the line is a variable rate of interest of prime less 1% (2.25% at December 31, 2009). As part of the unsecured line of credit agreement management can fix the interest rate on a portion of the outstanding balance for 90 days at the current LIBOR rate plus 1.85%. On December 4, 2009, the Company fixed $1,500,000 of the outstanding balance at 2.11%. As of December 31, 2009, the Company had $1,499,560 of the fixed portion remaining, with the fixed rate expiring on March 4, 2010, at which time the balance returns to the variable interest rate.

8. Income Taxes

Income tax expense amounted to $137,720 in 2009 and $141,015 in 2008. The actual tax expense differs from the expected tax expense as follows:

	2009	2008
Federal income tax rate	**34.0 %**	34.0 %
State tax, net of federal benefit	**5.3**	5.4
Federal investment tax credit	**(1.3)**	(1.4)
Other	**(3.3)**	(0.9)
Effective income tax rate	**34.7 %**	37.1 %

The components of income tax expense (benefit) are as follows:

	2009			2008		
	Current	**Deferred**	**Total**	Current	Deferred	Total
Federal	$ (28,660)	$ 140,823	$ 112,163	$ 32,460	$ 82,297	$ 114,757
State	(7,786)	38,488	30,702	24,488	6,915	31,403
Amortization of federal investment tax credits	-	(5,145)	(5,145)	-	(5,145)	(5,145)
Totals	$ (36,446)	$ 174,166	$ 137,720	$ 56,948	$ 84,067	$ 141,015

The investment tax credit carried at $128,608 and $133,753 at December 31, 2009 and 2008, respectively, is being amortized through 2034.

Income tax expense is included in the statements of income as follows:

	2009	2008
Operating expense	$ 98,820	$ 100,215
Non-operating expense	38,900	40,800
Total income tax expense	$ 137,720	$ 141,015

Deferred income taxes are included in the balance sheets as follows:

	2009	2008
Deferred tax asset, other comprehensive loss - pension	$ (502,410)	$ (566,820)
Deferred federal and state taxes	2,761,253	2,581,942
Net deferred income taxes	$ 2,258,843	$ 2,015,122

The tax effects of all temporary differences that give rise to the net deferred tax liability at December 31 are as follows:

	2009	2008
Depreciation, contributions in aid of construction and customer advances for construction	**$ 2,401,977**	$ 2,578,911
Deferred debits	**23,400**	(21,743)
Reserve for bad debts	**(15,000)**	(32,000)
Pension asset	**(502,410)**	(566,820)
Pension	**168,000**	62,200
Installment sale	**54,000**	80,950
Other	**128,876**	(86,376)
Net deferred income taxes	**$ 2,258,843**	$ 2,015,122

9. Employment Agreement

The Company has an employment agreement through 2010 with an executive officer. The agreement provides for minimum salaries, and for severance payments under certain circumstances.

10. Pension Plan

The Company has a trusteed noncontributory, defined benefit pension plan covering all eligible employees over 21 years of age with over one year of continuous service. The Company's policy is to contribute annually at least the amount calculated as the net periodic pension expense.

Information regarding the pension plan for 2009 and 2008 is as follows:

	2009	2008
Change in benefit obligation:		
Projected benefit obligation at beginning of year	**$ 2,960,151**	$ 2,480,657
Service cost	**91,236**	79,260
Interest cost	**174,372**	163,848
Actuarial loss	**83,163**	341,963
Annuity payments	**(107,500)**	(105,577)
Projected benefit obligation at end of year	**$ 3,201,422**	$ 2,960,151

	2009	2008
Change in plan assets:		
Market value of assets at beginning of year	**$ 1,879,280**	$ 2,527,749
Actual return on plan assets	**426,307**	(672,892)
Employer contributions	**130,000**	130,000
Annuity payments	**(107,500)**	(105,577)
Market value of assets at end of year	**$ 2,328,087**	$ 1,879,280
Funded status	**$ (873,335)**	$ (1,080,871)
Amounts recognized in the balance sheet consist of:		
Accrued pension costs	**$ (873,335)**	$ (1,080,871)
Accumulated other comprehensive loss, gross	**1,268,713**	1,431,357
Components of net periodic pension expense:		
Service cost	**$ 91,236**	$ 79,260
Interest cost	**174,372**	163,848
Expected return on assets	**(233,088)**	(228,448)
Amortization of unrecognized loss	**40,236**	-
Amortization of unrecognized prior service cost	**12,352**	16,188
Net periodic pension expense	**$ 85,108**	$ 30,848
Amounts not yet reflected in pension benefit costs and included in accumulated other comprehensive loss:		
Prior service cost	**$ 2,986**	$ 15,338
Net loss	**1,265,727**	1,416,019
Total accumulated other comprehensive income, gross	**$ 1,268,713**	$ 1,431,357

In 2010, $20,980 of the amount in accumulated other comprehensive loss is expected to be recognized as a component of net periodic pension expense. This amount is made up of amortization of unrecognized loss of $63,844 and amortization of unrecognized past service liability of $42,864.

The accumulated benefit obligation was $2,707,439 and $2,563,621 as of December 31, 2009 and 2008, respectively.

	2009	2008
Weighted-average assumptions to determine benefit obligations at December 31:		
Discount rate	**6.13 %**	6.00 %
Rate of compensation increase	**3.25 %**	3.25 %
Weighted-average assumptions to determine net periodic pension expense for the years ended at December 31:		
Discount rate	**6.00 %**	6.75 %
Expected long-term return on plan assets	**9.00 %**	9.00 %
Rate of compensation increase	**3.25 %**	4.00 %

The long-term rate-of-return on assets assumption is set based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the plan's actual target allocation of asset classes. Equities and fixed income securities are assumed to earn real rates of return in the ranges of 5% - 9% and 2% - 6%, respectively. Additionally, the long-term inflation rate is projected to be 3%. When these overall return expectations are applied to the plan's target allocation, the result is an expected return of 8% to 10%.

Estimated future benefits

Expected future benefit payments are:

2010	$ 112,937
2011	119,863
2012	130,758
2013	150,243
2014	174,227
2015 - 2019	1,049,521

Plan Assets

The Company's pension plan weighted-average asset allocations by asset category are as follows:

Asset category	Plan Assets at December 31	
	2009	2008
Cash	**5 %**	4 %
Equity	**61**	53
Debt	**34**	43
Total	**100 %**	100 %

The Company's investment objective is for balanced growth with target asset allocations ranging from 55% to 65% equity and 35% to 45% fixed income. Investments are guided based on moderate risk tolerance and a long-term time horizon.

Cash Flow

Contributions to the pension plan for 2010 are expected to be $198,000.

Subsequent Event

Effective January 1, 2010, the plan was amended to reduce the benefit formula.

11. Defined Contribution Plan

The Company has a salary reduction plan under the provisions of Section 401(k) of the Internal Revenue Code. The plan covers all full-time employees who have attained the age of 21 and who have completed one full year of service with the Company. Matching contributions to the plan by the Company (equal to 37.5% of the salary reduction elected by the employee up to a maximum contribution by the Company of $1,000) were approximately $16,400 and $19,300 in 2009 and 2008, respectively.

12. Fair Value

The Company's financial instruments not subject to FASB ASC 820 consist of cash and cash equivalents, short-term trade receivables and payables, a note receivable, investments in non-traded stock, lines of credit, capital leases, and long-term debt. The carrying value of all instruments, except the long-term debt, approximates their fair value. Based on borrowing rates currently available to the Company for financial instruments with comparable duration, the fair value of long-term debt was approximately $8,389,000 and $7,364,000 as of December 31, 2009 and 2008, respectively. These estimates are not necessarily indicative of the amounts that the Company could realize in the current market and different methodologies may have a material effect on the estimated fair value amounts.

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect an entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

BIDDEFORD & SACO WATER COMPANY

Notes to Financial Statements

December 31, 2009 and 2008

Assets measured at fair value on a recurring basis are summarized below.

	Fair Value Measurements at December 31, 2009, Using	
	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)
Investments held by defined benefit pension plan		
Cash and cash equivalents	**$ 118,622**	**$ 118,622**
Fixed Income - Investment Grade	**698,655**	**698,655**
Fixed Income - Global High Yield	**88,962**	**88,962**
Equities - US Large Cap	**813,943**	**813,943**
Equities - US Mid Cap	**180,956**	**180,956**
Equities - US Small Cap	**134,223**	**134,223**
Equities - International Developed	**292,726**	**292,726**
Total	**$ 2,328,087**	**$ 2,328,087**

	Fair Value Measurements at December 31, 2008, Using	
	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)
Assets:		
Investments held by defined benefit pension plan	$ 1,879,280	$ 1,879,280

BIDDEFORD & SACO WATER COMPANY

FINANCIAL STATEMENTS

May 31, 2010 and 2009
(Unaudited)

BIDDEFORD & SACO WATER COMPANY

Balance Sheets

May 31, 2010 and 2009

ASSETS
(Unaudited)

	2010	2009
Assets		
Water utility plant, at cost	$ 30,154,579	$ 29,300,348
Less accumulated depreciation	11,278,781	10,632,690
Net water utility plant	18,875,798	18,667,658
Current assets		
Cash and cash equivalents	36,995	19,199
Customer accounts receivable, net of allowance of $35,000	710,585	735,414
Note receivable, current portion	108,000	68,000
Unbilled water revenue	228,173	222,888
Materials and supplies	219,633	219,738
Prepaid expenses	8,425	11,044
Unadvanced bond proceeds	880,539	888,785
Income taxes refundable	28,256	23,589
Total current assets	2,220,606	2,188,657
Other assets		
Investments	161,191	151,741
Noncurrent customer accounts receivable	64,336	56,329
Unamortized bond issuance expense	125,169	139,733
Note receivable, less current portion	68,000	176,000
Deferred tax asset, pension	502,410	566,820
Other deferred debits	357,842	300,393
Total other assets	1,278,948	1,391,016
Total assets	$ 22,375,352	$ 22,247,331

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY
(Unaudited)

	2010	2009
Capitalization		
Stockholders' equity		
Common stock $25 par value, authorized 160,000 shares, issued and outstanding 106,104 shares	**$ 2,652,600**	$ 2,652,600
Premium on common stock	**33,057**	33,057
Capital stock expense	**(28,699)**	(28,699)
Reinvested earnings	**2,313,618**	2,297,921
Accumulated other comprehensive loss	**(766,303)**	(864,537)
Total stockholders' equity	**4,204,273**	4,090,342
Long-term debt, excluding current portion	**8,704,620**	8,757,620
Accrued pension cost, excluding current portion	**695,169**	933,833
Obligation under capital leases, excluding current portion	**62,200**	80,838
Total long-term liabilities	**9,461,989**	9,772,291
Current liabilities		
Line of credit	**1,633,768**	1,581,367
Current portion of long-term debt	**53,000**	53,000
Current portion of obligation under capital leases	**18,639**	17,298
Accounts payable	**123,663**	118,562
Accrued interest payable	**144,387**	144,588
Other accrued liabilities	**330,832**	133,807
Current portion of accrued pension cost	**130,000**	150,000
Total current liabilities	**2,434,289**	2,198,622
Deferred credits		
Customers' advances for construction	**522,649**	628,855
Unamortized investment tax credits	**126,464**	131,609
Deferred federal and state income taxes	**2,761,253**	2,581,942
Total deferred credits	**3,410,366**	3,342,406
Contributions in aid of construction	**2,864,435**	2,843,670
Total stockholders' equity and liabilities	**$ 22,375,352**	$ 22,247,331

The accompanying notes are an integral part of these financial statements.

BIDDEFORD & SACO WATER COMPANY

Statements of Income

Five Months Ended May 31, 2010 and 2009

(Unaudited)

	2010	2009
Operating revenues		
Water sales	**$ 1,296,721**	$ 1,290,489
Fire protection	**369,563**	368,312
Total operating revenues	**1,666,284**	1,658,801
Operating expenses		
Purification	**176,597**	190,720
Pumping	**205,407**	192,985
Distribution	**277,178**	341,438
Customer accounting and collection	**200,106**	207,953
General and administrative	**164,481**	127,681
Depreciation and amortization	**232,471**	224,014
Taxes, other than income taxes	**142,060**	141,990
Income taxes	**39,556**	23,346
Total operating expenses	**1,437,856**	1,450,127
Operating income	**228,428**	208,674
Nonoperating income (expense)		
Interest income	**967**	736
Other income	**53,128**	51,484
Income taxes	**(7,985)**	(5,254)
Net nonoperating income	**46,110**	46,966
Debt expenses		
Interest expense	**198,069**	198,523
Amortization of bond issuance expense	**6,069**	6,069
Total debt expenses	**204,138**	204,592
Net income	**$ 70,400**	$ 51,048
Net income per common share	**$ 0.66**	$ 0.48
Weighted-average shares outstanding	**106,104**	106,104

The accompanying notes are an integral part of these financial statements.

BIDDEFORD & SACO WATER COMPANY

Statements of Changes in Stockholders' Equity

Five Months Ended May 31, 2010 and 2009

(Unaudited)

	Common Stock	Premium on Common Stock	Capital Stock Expense	Reinvested Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
Balances, December 31, 2008	$ 2,652,600	$ 33,057	$ (28,699)	$ 2,331,760	$ (864,537)	$ 4,124,181
Net Income	-	-	-	51,048	-	51,048
Dividends declared	-	-	-	(84,887)	-	(84,887)
Balances, May 31, 2009	2,652,600	33,057	(28,699)	2,297,921	(864,537)	4,090,342
Balances, December 31, 2009	**$ 2,652,600**	**$ 33,057**	**$ (28,699)**	**$ 2,302,634**	**$ (766,303)**	**$ 4,193,289**
Net Income	**-**	**-**	**-**	**70,400**	**-**	**70,400**
Dividends declared	**-**	**-**	**-**	**(59,416)**	**-**	**(59,416)**
Balances, May 31, 2010	**$ 2,652,600**	**$ 33,057**	**$ (28,699)**	**$ 2,313,618**	**$ (766,303)**	**$ 4,204,273**

The accompanying notes are an integral part of these financial statements.

BIDDEFORD & SACO WATER COMPANY

Statements of Cash Flows

Five Months Ended May 31, 2010 and 2009

(Unaudited)

	2010	2009
Cash flows from operating activities		
Net income	$ 70,400	$ 51,048
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	232,470	224,011
Amortization, other	6,068	6,068
Patronage capital dividends	(9,450)	(9,450)
Amortization of investment tax credits	(2,144)	(2,144)
Decrease (increase) in		
Accounts receivable and unbilled revenue	39,199	21,954
Materials and supplies	(6,361)	(12,797)
Prepaid expenses and other assets	30,555	29,039
Other deferred debits	874	(41,427)
Income taxes refundable and payable	14,684	20,743
Increase (decrease) in		
Accounts payable	71,100	(28,275)
Accrued liabilities	9,344	24,446
Accrued pension costs	(48,166)	2,962
Net cash provided by operating activities	408,573	286,178
Cash flows from investing activities		
Purchase of water utility plant	(191,150)	(215,984)
Plant removal costs, net of salvage	(1,429)	(585)
Net cash used by investing activities	(192,579)	(216,569)
Cash flows from financing activities		
Net borrowings (payments) on line of credit	(40,359)	149,296
Payments on capital leases	(7,364)	(6,835)
Payment of dividends	(118,836)	(169,766)
Principal payments on long-term debt	(45,000)	(45,000)
Proceeds from customers' advances for construction	13,350	22,650
Refunds to customers	-	(2,073)
Net cash (used) provided by financing activities	(198,209)	(51,728)
Net increase (decrease) in cash and cash equivalents	17,785	17,881
Cash and cash equivalents, beginning of year	19,210	1,318
Cash and cash equivalents, end of five months	$ 36,995	$ 19,199
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ 35,000	$ 10,000
Cash paid for interest, net of capitalized interest	$ 143,801	$ 147,635

The accompanying notes are an integral part of these financial statements.

BIDDEFORD & SACO WATER COMPANY

NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)

Note 1 Basis of Presentation

The accompanying financial statements for the months ended May 31, 2010 and 2009 are unaudited, but reflect all adjustments, consisting of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the Company's financial position, results of operations, changes in equity, and cash flow for the periods stated. Because they cover interim periods, the statements and related notes to the financial statements do not include all disclosures and notes normally provided in annual financial statements and should therefore be read in conjunction with the Company's audited financial statements for the year ended December 31, 2009. Operating results for interim periods are not necessarily indicative of the results that may be expected for the entire year. For the purposes of the preparation of these financial statements in conformity with U.S. GAAP, the Company has considered transactions and events occurring subsequent to May 31, 2010 through August 6, 2010.

Note 2 Revenues

Standard charges for utility services to customers are recorded as revenue, based upon meter readings and tariffed rates, as services are provided. The majority of the Company's revenues are based upon rates approved by the Maine Public Utilities Commission. Estimates of unbilled service revenues are recorded in the period the services are provided. The Company's revenues vary seasonally and are higher during warmer weather when more water is used for outside watering purposes.

Note 3 Allocation of Overheads

The Company maintains a number of overhead accounts in which costs are accumulated to be allocated to expense accounts and capital projects over the course of the year. Unallocated balances remaining in these accounts at year end, if any, are applied to current operation. For interim reporting purposes, these accounts have not been completely allocated and retain any balance as a balance sheet deferred debit. If the balances in these accounts were applied to current operation for interim reporting, variances from the results reported are not expected to be significant.

Note 4 Fair Value of Financial Instruments

The carrying amount of current assets and liabilities that are considered financial instruments approximates their fair value as of the dates presented. The carrying amount and estimated fair value of the Company's long-term debt was approximately $8,599,411 and $8,810,620 at May 31, 2009 and 2008, respectively. The fair value of long-term debt has been determined by discounting the future cash flows using current market interest rates for similar financial instruments of the same duration; use of different methodologies may have a material effect on the estimated fair value amounts. The fair value for long-term debt shown above does not purport to represent the amounts at which those debt obligations would be settled.

Note 5 Pension Plan

The Company maintains a non-contributory qualified defined benefit pension plan (the 'Plan') that covers substantially all employees. The net periodic benefit cost is based on estimated values and an extensive use of assumptions about the discount rate, expected return on plan assets, the rate of future compensation increases to be granted to the Company's employees, mortality, and turnover. The components of net periodic pension cost were as follows:

	Five months ended May 31,	
	2010	2009
Service cost	$25,613	$38,015
Interest cost	69,747	72,655
Expected return on plan assets	(102,877)	(97,120)
Amortization of		
Unrecognized (Gain)/Loss	26,602	16,765
Unrecognized Past Service Liability	(17,860)	5,147
Net periodic benefit cost	1,225	35,462

The Company's funding policy is to contribute annual amounts that meet the requirements for funding under Section 404 of the Internal Revenue Code and the Pension Protection Act. During the five months ended May 31, 2010 and 2009, the Company contributed $49,391 and $32,500 respectively into the Plan. In addition, the Company expects to make cash contributions of $80,000 during the remainder of 2010.

Note 6 Recent Accounting Pronouncements

There has been no guidance issued by the Financial Accounting Standards Board that would have a material impact on the Company's results of operations or financial position that has become effective since January 1, 2010.

PART F/S – FINANCIAL STATEMENTS

The required financial statements are included in the offering circular.

PART III – EXHIBITS

Index to Exhibits

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Biddeford, State of Maine, on September 29, 2010.

BIDDEFORD AND SACO WATER COMPANY

By: [signature]
C.S. Mansfield, Jr., President and Treasurer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

[signature] C.S. Mansfield, Jr.	Director, chief executive officer, and chief financial officer	September 29 2010
** David E. Briggs	Director	September 29, 2010
** Richard A. Hull III	Director	September 29 2010
** Richard A. Hull III	Director	September 29, 2010
** Richard A. Hull III	Director	September 29, 2010

** By: [signature]
C.S. Mansfield, Jr.,
As attorney-in-fact

EXHIBIT 2.1

Articles of Incorporation (as amended)

State of Maine



Department of the Secretary of State

I, the Secretary of State of Maine, certify that according to the provisions of the Constitution and Laws of the State of Maine, the Department of the Secretary of State is the legal custodian of the Great Seal of the State of Maine which is hereunto affixed and that the paper to which this is attached is a true copy from the records of this Department.



In testimony whereof, I have caused the Great Seal of the State of Maine to be hereunto affixed. Given under my hand at Augusta, Maine, this ninth day of September 2010.

MATTHEW DUNLAP
Secretary of State

18810000 D 1910000184826

FILED 03 01 1923 AMEN /

CHAP. 24

Chapter 24.

An Act to Repeal Chapter Sixty-six of the Private and Special Laws of Nineteen Hundred and Nineteen, Relating to the Biddeford and Saco Water Company.

Be it enacted by the People of the State of Maine, as follows:

P. & S. L., 1919, c. 66; authorizing Biddeford and Saco Water Co. to issue bonds, repealed. Chapter sixty-six of the private and special laws of nineteen hundred and nineteen is hereby repealed.

Approved March 1, 1923.

Filing Fee (See Sec. 1401)

18810000 D 1931721500005

FILED 06 21 1993 AMEN 2

Fee Paid $35.00

C.B. ----

Date 2

STATE OF MAINE

ARTICLES OF AMENDMENT
(Amendment by Shareholders Voting as One Class)

For Use By The Secretary of State
FILED
June 21, 1993
[signature]
Deputy Secretary of State

A True Copy When Attested By Signature

Deputy Secretary of State

Pursuant to 13-A MRSA §§805 and 807, the undersigned corporation adopts these Articles of Amendment:

FIRST: All outstanding shares were entitled to vote on the following amendment as *one* class.

SECOND: The amendment set out in Exhibit A attached was adopted by the shareholders (Circle one)
(A.) at a meeting legally called and held on, OR June 10, 1993
B. by unanimous written consent on

THIRD: Shares outstanding and entitled to vote and shares voted for and against said amendment were:

Number of Shares Outstanding and Entitled to Vote	NUMBER Voted For	NUMBER Voted Against
96,459	71,981	-0-

FOURTH: If such amendment provides for exchange, reclassification or cancellation of issued shares, the manner in which this shall be effected is contained in Exhibit B attached if it is not set forth in the amendment itself.

FIFTH: If the amendment changes the number or par values of authorized shares, the number of shares the corporation has authority to issue thereafter, is as follows:

Class	Series (If Any)	Number of Shares	Par Value (If Any)

The aggregate par value of all such shares (of all classes and series) *having par value* is $ ____________

The total number of all such shares (of all classes and series) *without par value* is ____________ shares.

SIXTH: Address of the registered office in Maine: 181 Elm Street
Biddeford, Maine 04005
(street, city and zip code)

Biddeford and Saco Water Company
(Name of Corporation)

By* [signature]
(signature)

John W. L. White, Clerk
(type or print name and capacity)

By* ____________
(signature)

____
(type or print name and capacity)

MUST BE COMPLETED FOR VOTE OF SHAREHOLDERS

I certify that I have custody of the minutes showing the above action by the shareholders.

[signature]
(signature of clerk, ~~secretary or asst. secretary~~)

Dated: June 10, 1993

*In addition to any certification of custody of minutes this document *MUST* be signed by (1) the Clerk *OR* (2) the President or a vice-president *AND* the Secretary, an assistant secretary or other officer the bylaws designate as second certifying officer *OR* (3) if no such officers, a majority of the directors or such directors designated by a majority of directors then in office *OR* (4) if no directors, the holders, or such of them designated by the holders of record of a majority of all outstanding shares entitled to vote thereon *OR* (5) the holders of all outstanding shares.

NOTE: This form should not be used if any class of shares is entitled to vote as a separate class for any of the reasons set out in §806, or because the articles so provide. For vote necessary for adoption see §805.

FORM NO. MBCA-9 Rev. 88

SUBMIT COMPLETED FORMS TO: Secretary of State, Station 101, Augusta, Maine 04333

DME

Exhibit A

Section 1: That the charter of the Biddeford and Saco Water Company, as codified in the Private and Special Laws of Maine of 1883, c. 180, § 10, is amended to read:

Sect. 10. Said corporation, through vote of its directors, may issue from time to time its bonds, notes or other evidences of indebtedness for: (1) the acquisition of property to be used for the purpose of carrying out its corporate powers; (ii) the construction, completion, extension or improvement of its facilities; (iii) the improvement or maintenance of its service; (iv) the payment of expenses of operation; (v) the discharge or refunding of its bonds, notes or other evidences of indebtedness; (vi) reimbursement of its treasury for money used for any of the foregoing purposes; and (vii) any other lawful purpose, and may secure the same by mortgage or deed of trust on the franchises or property of said corporation.

Section 2: That the charter of the Biddeford and Saco Water Company, as codified in the Private and Special Laws of Maine of 1889, c. 312, § 1, and the Private and Special Laws of Maine of 1903, c. 24, § 1, are hereby repealed.

18810000 D 1910000184830

FILED 04 03 1917 AMEN /

Chapter 157.

An Act Authorizing the Biddeford and Saco Water Company to Increase its Capital Stock and to hold Securities in Other Corporations.

Be it enacted by the People of the State of Maine, as follows:

Increase of capital stock authorized; may purchase and hold securities in other corporations; proviso. The Biddeford and Saco Water Company is hereby authorized to increase its capital stock two hundred thousand dollars for the purposes and in the manner and subject to the restrictions provided in sections thirty-seven and thirty-eight of chapter fifty-five of the revised statutes for the regulation and control of public utilities; and the said company is hereby authorized to purchase and hold securities in other corporations located and doing business in the cities of Biddeford and Saco; provided, however, the purchase of said securities shall first be approved by the public utilities commission, and shall only be made with profits properly devotable to reserves, and only in such amounts as the public utilities commission shall approve. Said increase of stock may be effected by a vote representing a majority of the stock issued.

Approved April 9, 1917.

18810000 D 1910000184641

FILED 03 11 1887 AMEN

Chapter 240.

An Act relating to the Biddeford and Saco Water Company.

Be it enacted by the Senate and House of Representatives in Legislature assembled, as follows:

Doings of Biddeford and Saco Water Co., made valid.

SECT. 1. The acts and doings of the Biddeford and Saco Water Company under their charter as amended, in relation to its organization, and in issuing its bonds, and securing the same by mortgage on its franchise, are hereby ratified, confirmed and made valid.

SECT. 2. This act shall take effect when approved.

Approved March 31, 1887.

18810000 D 1910000184823

FILED 07 09 1962 STCK 2

I, John W. L. White, of South Freeport, in the County of Cumberland and State of Maine, hereby certify that I am the duly elected and qualified Clerk of BIDDEFORD AND SACO WATER COMPANY, a Maine corporation, and as such Clerk, have custody of the records of the meetings of stockholders of said Corporation; that as appears by the records of the meetings of said stockholders, at the Annual Meeting of the Stockholders duly and legally called and held on June 14, 1962, at which a majority of the stock issued and outstanding, being a quorum, was represented and voting, a vote, of the record of which the following is a true copy, had a unanimous passage:

"VOTED: To amend Section 1 of Article II, as amended, by inserting before the words 'The authorized Capital Stock' the words 'On and after August 1, 1962'; by striking out the words and figures 'twenty thousand (20,000)' and inserting in place thereof the words and figures 'eighty thousand (80,000)'; and by striking out the words and figures 'one hundred dollars ($100.00)' and inserting in place thereof the words and figures 'twenty-five dollars ($25.00)'; so that said Section, as amended, shall be as follows:

'Section 1. Authorized Capital Stock

'On and after August 1, 1962, the authorized Capital Stock of the Company shall be two million dollars ($2,000,000), represented by eighty thousand (80,000) shares of Common Stock of the par value of twenty-five dollars ($25.00) each. The Common Stock shall be entitled to one vote per share at each meeting of the stockholders.'"

July 3, 1962

[signature]
Clerk, Biddeford and Saco Water Company

Biddeford & Saco Water Co.

Change in Par Value

STATE OF MAINE
OFFICE OF SECRETARY OF STATE
Augusta, July 9, 1962
Received and filed this day,
ATTEST:
Paul A. MacDonald
SECRETARY OF STATE
Recorded Vol. 44 Page 353-354

Authentication: 1682-100
- 8 -
Thu Sep 09 2010 13:21:58

18810000 D 1910000184646

FILED 03 12 1881 ARTI 3

Chapter 124.

CHAP. 124

An act to incorporate the Biddeford and Saco Water Company.

Be it enacted by the Senate and House of Representatives in Legislature assembled, as follows:

Corporators.

SECT. 1. James M. Andrews, Edward W. Staples, Horace Ford, Alfred Goodwin, R. W. Randall, William Hill, George W. Donnell, Samuel G. Twambley, Albert K. Cleaves, E. H. Banks, C. E. Hussey, Thomas Haley, W. H. Field, O. H. Staples, Oliver C. Clark, John S. Derby, John Quimby, George F. Owen, William J. Bradford, Enoch Lowell, with their associates and successors, are hereby made a corporation by the name of the Biddeford and Saco Water Company, for the purpose of conveying to, and supplying the cities of Biddeford and Saco, in York county with pure and wholesome water; and said corporation, for said purposes, may hold real and personal estate necessary and convenient therefor, not exceeding in amount two hundred and fifty thousand dollars.

Corporate name.

Authorized to take and use certain waters and erect dams and reservoirs.

SECT. 2. Said corporation is hereby authorized, for the purposes aforesaid, to take, detain and use the water of Kennebunk pond, or Saco river, or either of them, in either or all the towns of Lyman, Hollis or city of Biddeford; and is also authorized to erect, maintain dams and reservoirs, and lay and maintain pipes and aqueducts necessary for the proper accumulating, conducting, discharging, distributing and disposing of water and forming proper reservoirs thereof; and said corporation may take and hold any lands necessary therefor, and may excavate through any lands where necessary for the purposes of this incorporation.

Damages and adjustment thereof.

SECT. 3. Said corporation shall be held liable to pay all damages that shall be sustained by any persons by the taking of any land, or other property, or by flowage, or by excavating through any land for the purpose of laying down pipes and aqueducts, building dams and reservoirs, and also damages for any other injuries resulting from said acts; and if any person sustaining damage as aforesaid, and said corporation shall not mutually agree upon the sum to be paid therefor, such person may cause his damages to be ascertained in the same manner and under the same conditions, restrictions and limitations as are by law prescribed in the case of damages by the laying out of highways.

CHAP. 124

Authorized to lay pipes, etc.

SECT. 4. Said corporation is hereby authorized to lay down, in and through the streets and ways in said towns of Lyman, Hollis, or the cities of Biddeford and Saco, all such pipes, aqueducts, and fixtures as may be necessary for the purposes of their incorporation, under such reasonable restrictions as the aldermen and selectmen of said towns and cities may impose. Said corporation shall have no authority to lay down in and through the streets and ways in said city of Saco, any pipes, aqueducts or fixtures, unless and until the said city of Saco by a majority vote of its citizens at any legal meeting called for that purpose shall consent thereto. And said corporation shall be responsible for all damages to persons and property occasioned by the use of such streets and ways, and shall further be liable to pay to said cities and towns all sums recovered against said cities and towns for damages from obstruction caused by said corporation, and for all expenses, including reasonable counsel fees, incurred in defending such suits, with interest on the same.

Consent of the citizens of Saco required.

Liability for damages.

May cross and change direction of sewers.

SECT. 5. Said corporation shall have power to cross any private or public sewer, or to change the direction thereof, where necessary for the purposes of their incorporation, but in such manner as not to obstruct or impair the use thereof; and said corporation shall be liable for any injury caused thereby.

Surveys to be made and notice of location to be published.

SECT. 6. Said corporation shall cause surveys to be made for the purpose of locating their dams, reservoirs and pipes and other fixtures, and cause accurate plans of such location to be filed in the office of the city clerk of said Biddeford, and notice of such location shall be given to all persons affected thereby, by publication in some public newspaper in said county; and no entry shall be made upon any lands, except to make surveys, until the expiration of ten days from the said filing and publication.

Penalty for injuring property or corrupting waters.

SECT. 7. Any person who shall willfully injure any of the property of said corporation, or who shall knowingly corrupt the waters of said Kennebunk pond and Saco river, or any of their tributaries, in any manner whatever, or render them impure, whether the same be frozen or not, shall be punished by fine not exceeding one thousand dollars, or by imprisonment not less than one year, and shall be liable to said corporation for three times the actual damage, to be recovered in any proper action.

SECT. 8. The capital stock of said corporation shall be two hundred thousand dollars, which may be increased to two hundred and fifty thousand dollars by a vote of said corporation; and said stock shall be divided into shares of fifty and one hundred dollars each.

Capital stock.

SECT. 9. Either of the cities of Biddeford and Saco are hereby authorized to subscribe to the stock of said corporation to an extent not exceeding two hundred and fifty thousand dollars, by a majority vote, at any legal meetings called for that purpose, and the mayor and city councils, or either of them, may take possession and complete said water works.

Biddeford and Saco may subscribe to the stock.

SECT. 10. The first meeting of said corporation may be called by a written notice thereof, signed by any seven corporators herein named, served upon each corporator by giving him the same in hand or by leaving the same at his last usual place of abode, seven days before the time of meeting.

First meeting, how called.

SECT. 11. This act shall take effect when approved.

Approved March 12, 1861.

Extracts from Stockholders' Meeting
of the
BIDDEFORD AND SACO WATER COMPANY

Held on Wednesday, April 5, 1922, at 10 o'clock in the forenoon.

The President then stated that this meeting was called for the purpose of increasing the authorized capital stock of the Company and authorizing the issue thereof.

The following motion was submitted and a stock vote called for upon its passage:

> "That inasmuch as the amount of the present capital stock of the Company is insufficient for the purposes for which the Company was organized, the same be increased from six hundred thousand dollars ($600,000.), divided into six thousand (6,000) shares, of the par value of one hundred dollars ($100.) each, as now fixed, to one million dollars ($1,000,000.), divided into ten thousand (10,000) shares, of the par value of one hundred dollars ($100.) each, upon the approval of the Public Utilities Commission of the State of Maine, under and in accordance with the provisions of Section 39 of Chapter 55 of the Revised Statutes of Maine, as amended."

A stock vote was taken upon the passage of the foregoing motion, all those in favor of its passage voting "Yes" and all opposed voting "Nay", with the following result:

Whole number of votes cast,	3,986
Yeas cast,	3,986
Nays cast,	none

Whereupon it appearing that at least a majority of the capital stock issued and outstanding had voted in favor of the passage of said motion, the same was declared carried and the capital stock of the corporation increased accordingly.



of the capital stock from $400,000 to $600,000, which increase has been duly made.

Respectfully submitted,

[signature] Clerk

BIDDEFORD AND SACO WATER COMPANY

I hereby certify that the above votes are a true copy of the votes passed at the Special Meeting of the stockholders of the Biddeford and Saco Water Company, held in Portland, Maine, July 31, 1917

[signature] Clerk

BIDDEFORD AND SACO WATER COMPANY

Old Special.

Biddeford and Saco Water Company.

18810000 D 1910000184829

FILED 08 03 1917 STCK 3

STATE OF MAINE
Office of Secretary of State
Augusta Aug. 3 1917
Received and filed this day.
ATTEST:
L. Ernest Thornton
Deputy SECRETARY OF STATE
Recorded Vol. 72 Page 97

Thu Sep 09 2010 13:21:58
- 14 -
Authentication: 1682-100

18810000 D 1910000184642

FILED 08 29 1883 AMEN

Chapter 365.

An Act to amend chapter one hundred and eighty of the Private and Special Laws of eighteen hundred and eighty-three, entitled "An act to amend chapter one hundred and twenty-four of the Private and Special Laws of the year eighteen hundred and eighty-one, entitled "An act to incorporate the Biddeford and Saco Water Company."

Be it enacted by the Senate and House of Representatives in Legislature assembled, as follows:

Ch. 180 Special Laws of 1883 amended.

SECT. 1. Chapter one hundred and eighty of the private and special laws of eighteen hundred and eighty-three, is hereby amended, by adding after the words, "with pure water," at the end of section one of said act, the words, 'for domestic and municipal purposes, including the extinguishment of fires, the supply of shipping, and the use of manufacturing establishments,' so that said section, when amended, will read as follows:

'SECT. 1. Chapter one hundred and twenty-four of the private and special laws of eighteen hundred and eighty-one, is hereby amended, by striking out all of said chapter after the word "company," in the eighth line, and inserting instead thereof the following: 'for the purpose of conveying to and supplying the towns of Lyman, Dayton and Scarboro', and the cities of Biddeford and Saco, with pure water for domestic and municipal purposes, including the extinguishment of fires, the supply of shipping, and the use of manufacturing establishments.'

SECT. 2. This act shall take effect when approved.

Approved August 29, 1883.

DOMESTIC
BUSINESS CORPORATION

STATE OF MAINE

ARTICLES OF AMENDMENT

(Shareholders Voting as One Class)

BIDDEFORD AND SACO WATER COMPANY
(Name of Corporation)

Minimum Fee $35 (See §1401 sub-§15)

File No. 18810000 D Pages 7
Fee Paid $ 35
DCN 1991751800023 AMEN
-----FILED-----
21-JUN-99

Julie L Flynn
Deputy Secretary of State

A True Copy When Attested By Signature

Deputy Secretary of State

Pursuant to 13-A MRSA §§805 and 807, the undersigned corporation adopts these Articles of Amendment:

FIRST: All outstanding shares were entitled to vote on the following amendment as one class.

SECOND: The amendment set out in Exhibit A attached was adopted by the shareholders on (date) June 10, 1999
("X" one box only)

☒ at a meeting legally called and held *OR* ☐ by unanimous written consent

THIRD: Shares outstanding and entitled to vote and shares voted for and against said amendment were:

Number of Shares Outstanding and Entitled to Vote	NUMBER Voted For	NUMBER Voted Against
106,104	69,483	2,236

FOURTH: If such amendment provides for exchange, reclassification or cancellation of issued shares, the manner in which this shall be effected is contained in Exhibit B attached if it is not set forth in the amendment itself.

FIFTH: If the amendment changes the number or par values of authorized shares, the number of shares the corporation has authority to issue thereafter, is as follows:

Class	Series (If Any)	Number of Shares	Par Value (If Any)

The aggregate par value of all such shares (of all classes and series) *having par value* is $ ________________

The total number of all such shares (of all classes and series) *without par value* is ________________ shares

SIXTH: The address of the registered office of the corporation in the State of Maine is 181 Elm Street, Biddeford, ME 04005

(street, city, state and zip code)

DATED June 17, 1999

*By [signature]
(signature)

Wayne A. Sherman, Clerk
(type or print name and capacity)

*By ______________________
(signature)

____
(type or print name and capacity)

MUST BE COMPLETED FOR VOTE OF SHAREHOLDERS
I certify that I have custody of the minutes showing the above action by the shareholders.
[signature] (signature of clerk, ~~secretary or asst. secretary~~)

NOTE: This form should not be used if any class of shares is entitled to vote as a separate class for any of the reasons set out in §806, or because the articles so provide. For vote necessary for adoption see §805.

*This document **MUST** be signed by (1) the **Clerk** **OR** (2) the **President** or a vice-president *and* the **Secretary** or an assistant secretary, or such other officer as the bylaws may designate as a 2nd certifying officer **OR** (3) if there are no such officers, then a majority of the **Directors** or such directors as may be designated by a majority of directors then in office **OR** (4) if there are no such directors, then the **Holders**, or such of them as may be designated by the holders, **of record of a *majority* of all outstanding shares** entitled to vote thereon **OR** (5) the **Holders of all of the outstanding shares** of the corporation.

SUBMIT COMPLETED FORMS TO: CORPORATE EXAMINING SECTION, SECRETARY OF STATE, 101 STATE HOUSE STATION, AUGUSTA, ME 04333-0101 TEL. (207) 287-4195

FORM NO. MBCA-9 Rev. 96

EXHIBIT A

PROPOSED AMENDMENT TO
ARTICLES OF INCORPORATION

VOTED: That the Articles of Incorporation of the Company are hereby amended by adding thereto a new Section 15, to read in its entirety as follows:

Sect. 15. Approval of Business Combinations.

A. Business Combinations with Non-Control Persons.

The affirmative vote of the holders of at least two-thirds of all shares of stock of the Company entitled to vote in elections of Directors, considered for the purposes of this Section 15 as one class, shall be required for the adoption or authorization of a Business Combination (as hereinafter defined) with any other Person (as hereinafter defined) if, as of the record date for the determination of stockholders entitled to notice thereof and to vote thereon and as of the date of the stockholders' meeting at which such a vote is taken, such other Person is not a Control Person (as hereinafter defined); provided that such two-thirds voting requirement shall not be applicable if:

1. The Business Combination shall have been approved in advance by the affirmative vote or written consent of Continuing Directors constituting a majority of the Directors then in office; and

2. The Business Combination shall have received such approval, if any, as may otherwise be required from stockholders.

B. Business Combinations with Control Persons.

The affirmative vote of the holders of at least ninety percent (90%) of all shares of stock of the Company entitled to vote in elections of Directors, considered for the purposes of this Section 15 as one class, shall be required for the adoption or authorization of a Business Combination with any other Person if, as of the record date for the determination of stockholders entitled to notice thereof and to vote thereon or as of the date of the stockholder meeting at which such vote is to be taken, such other Person is a Control Person; provided that such ninety percent (90%) voting requirement shall not be applicable if:

1. The cash, or fair market value of other consideration, to be received per share by common stockholders of the Company in such Business Combination is not less than the highest per share price (including brokerage commissions and/or soliciting dealers'

fees) paid by such other Person in acquiring any of its holdings of the Company's common shares; and

2. After such other Person became a Control Person and prior to the consummation of such Business Combination: (a) there shall have been no reduction in the rate of dividends payable on the Company's common shares except as necessary for a quarterly dividend payment not to exceed twenty percent (20%) of the net income of the Company for the four full consecutive fiscal quarters immediately preceding the declaration date of such dividend, or except as may have been approved by the affirmative vote or written consent of Continuing Directors constituting a majority of the Directors then in office; (b) such other Person shall not have acquired any newly issued shares of stock, directly or indirectly, from the Company (except upon conversion of convertible securities acquired by it prior to becoming a Control Person, or as a result of a pro rata stock dividend or stock split); and (c) such other Person shall not have acquired any additional common shares of the Company or securities convertible into common shares except as a part of the transaction which results in such other Person becoming a Control Person; and

3. Such other Person shall not have received the benefit, directly or indirectly (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial assistance or tax credits provided by the Company; and

4. A proxy statement containing information equivalent to that required by Schedule 14A (or any successor regulation of the Securities and Exchange Commission) under the Securities Exchange Act of 1934 (regardless of whether the Company is then subject to the proxy regulations under such Act) shall have been mailed to stockholders of the Company for the purpose of soliciting stockholder approval of such Business Combination and shall contain at the front thereof, in a prominent place, any recommendations as to the advisability (or inadvisability) of the Business Combination which the Continuing Directors, or any of them, may choose to state and, if deemed advisable by a majority of the Continuing Directors, an opinion of a reputable investment banking firm as to the fairness (or not) of the terms of such Business Combination, from the point view of the stockholders of the Company other than such other Person (such investment banking firm to be selected by a majority of the Continuing Directors and to be paid a reasonable fee for their services by the Company); and

5. Such other Person shall have provided notice to all of the Company's stockholders of the commencement of any action or filing of any petition before the Maine Public Utilities Commission, or any successor Commission or agency of the State of Maine, seeking approval of the Business Combination prior to the commencement or filing thereof; and

6. The Business Combination shall have been approved or authorized by the affirmative vote of the holders of not less than two-thirds of all shares of stock of the Company entitled to vote in elections of Directors, considered for the purpose of this Section 15 as one class.



C. Definitions.

As used in this Section 15,

1. The term "Control Person" shall mean (a) a Person that owns directly, indirectly or through a chain of successive ownership, or exercises voting control over, ten percent (10%) or more of the voting securities of the Company, or (b) any one of a group of Persons that has an agreement, arrangement or understanding, whether or not in writing, for the purpose of owning or acquiring, directly, indirectly or through a chain of successive ownership, ten percent (10%) or more of the voting securities of the Company or exercising voting control over ten percent (10%) or more of the voting securities of the Company, provided that a Person shall not be deemed to exercise voting control over the voting securities of the Company if that Person holds such voting control in good faith and not for the purpose of circumventing this Section 15 as an Underwriter or as an agent, bank, broker, nominee, custodian or trustee for one or more beneficial owners of the voting securities of the Company who do not individually own directly, indirectly or through a chain of successive ownership, ten percent (10%) or more of the voting securities of the Company or any other Person if the agreement, arrangement or understanding to vote securities of the Company arises solely from a revocable proxy given in response to a proxy solicitation;

2. The term "Affiliated Interest" shall mean an "affiliated interest" within the meaning of 35-A M.R.S.A. § 707(1)(A) as in effect on January 1, 1999;

3. The term "Person" shall include any individual, corporation, or other entity, and any individual, corporation or other entity that is an Affiliated Interest thereof;

4. The term "Business Combination" shall include (i) any merger or consolidation of the Company or any Subsidiary (as hereinafter defined) with or into any other Person; (ii) any sale, lease, exchange or other disposition, in one transaction or a series of transactions, of assets of the Company or any Subsidiary having an aggregate market value equal to ten percent (10%) or more of the aggregate market value, or book value determined in accordance with good accounting practices, of all the assets, determined on a consolidated basis, of the Company, or having an aggregate market value equal to ten percent (10%) or more of the aggregate market value of all outstanding stock of the Company, or representing ten percent (10%) or more of the earning power or income, determined on a consolidated basis, of the Company provided that the making of a mortgage or pledge or bond indenture of or other security interest in all or any part of the assets of the Company, whether or not in the usual and regular course of business, shall not be a "Business Combination"; (iii) the issuance or transfer by the Company or a Subsidiary in one transaction or a series of transactions of any stock of the Company or a Subsidiary which has an aggregate market value equal to five percent (5%) or more of the aggregate market value of all the outstanding stock of the Company, except to an Underwriter or by a Subsidiary to the Company, or pursuant to the exercise of warrants or rights to purchase stock offered, or dividend or distribution paid or made, pro rata to all

stockholders of the Company; and (iv) any sale, lease, exchange or other disposition of assets of any other Person to the Company or a Subsidiary where the consideration to be paid by the Company and Subsidiary consists of securities or any other assets (except assets having an aggregate fair market value of less than ten percent (10%) of the aggregate market value, or book value determined in accordance with good accounting practice, of all assets, determined on a consolidated basis, of the Company);

5. The term "Continuing Director" shall mean an individual who was a member of the Board of Directors of the Company as of May 4, 1999, or whose nomination for election to the Board of Directors was approved in advance by the affirmative vote or written consent of a majority of the Continuing Directors then in office;

6. For the purposes of subparagraph B(1) of this Section 15, the term "other consideration to be received" shall mean common shares of the Company retained by its existing stockholders in the event of a Business Combination with such other Person in which the Company is the surviving corporation;

7. The term "Subsidiary" shall include all entities which are directly or indirectly controlled by the Company; and

8. The term "Underwriter" shall mean any Person engaged in business as an underwriter or group of Persons engaged in business as underwriters to whom voting securities of the Company are issued or transferred in good faith in connection with a firm commitment underwriting of an offering of the Company's voting securities and not for the purpose of circumventing this Section 15.

D. Interpretation.

A majority of the Continuing Directors shall have the power to determine for the purposes of this Section 15 on the basis of information known to them whether (1) a Person is a Control Person or an Affiliated Interest, (2) the aggregate market value of outstanding stock of the Company or a Subsidiary, (3) the aggregate market value of any assets sold, leased, exchanged, mortgaged, pledged, transferred or otherwise disposed of by or to the Company or a Subsidiary, (4) the earning power or income of the Company or a Subsidiary or any assets thereof, (5) whether or not a Person is an Underwriter, (6) whether or not a proxy statement contains information equivalent to that required by Schedule 14A or any successor regulation, and (7) whether an entity is a Subsidiary. Any such determination made by them shall be binding upon the Company and all stockholders.

E. Amendment.

No amendment to the Articles of Incorporation of the Company shall amend, alter, change or repeal any of the provisions of this Section 15, unless the amendment effecting such amendment, alteration, change or repeal shall receive the affirmative vote or consent of the holders of ninety percent (90%) of all outstanding voting shares of the Company, considered for the purposes of the Section 15 as one class; provided that this paragraph E shall not apply to, and such ninety percent (90%) vote or consent shall not be required for, any amendment, alteration, change or repeal recommended to the stockholders by the affirmative vote or written consent of Continuing Directors constituting a majority of the Directors then in office.

F. Other Obligations.

Nothing contained in this Section 15 shall be construed to relieve any Person from any fiduciary or other obligation imposed by law.

18810000 D 1910000184640

FILED 02 05 1889 AMEN /

Chapter 312.

An Act to authorize the Biddeford and Saco Water Company to issue bonds and to make valid its doings.

Be it enacted by the Senate and House of Representatives in Legislature assembled, as follows:

Company authorized to issue bonds and mortgage property.

Sect. 1. The Biddeford and Saco Water Company is hereby authorized and empowered to issue its bonds for the payment of its debts, and for the further construction and improvement of its works, for such amount, and upon such rate and time as it may deem expedient, not to exceed the sum of one hundred thousand dollars, in addition to the amount of its present bonded debt, and to secure the same by mortgage or deed of trust of its franchises and property.

May make contracts to supply water.

Sect. 2. Said company is hereby authorized and empowered to make additional contracts with any city or town, through which its pipes may be laid, for the supply of water for the extinguishment of fire and other purposes.

Contracts already made, legalized.

Sect. 3. Nothing in this act shall be construed to impair the contracts already made with the cities of Saco and Biddeford, dated January three, eighteen hundred and eighty-four, and the said contracts are hereby authorized, ratified, confirmed and made valid as to all the provisions thereof.

Approved February 5, 1889.

18810000 D 1910000184828

FILED 03 19 1919 AMEN

Chapter 66.

An Act to Authorize the Biddeford & Saco Water Company to Issue Bonds for Refunding and Other Purposes.

Be it enacted by the People of the State of Maine, as follows:

Sec. 1. **Bond issue of $750,000 authorized; purposes.** The Biddeford & Saco Water Company is hereby authorized and empowered to issue its bonds for refunding its outstanding bonds and the outstanding bonds of the Old Orchard Water Company and for the further improvement and extension of its plant in a sum not exceeding seven hundred and fifty thousand dollars, for a time not exceeding thirty years and upon such rates of interest as said company may deem expedient and the public utilities commission approves, and may secure the same by mortgage of the franchises and property of the said corporation, for the purposes and in the manner and subject to the restrictions provided in sections thirty-seven and thirty-eight of chapter fifty-five of the revised statutes, as amended for the regulation and control of public utilities.

Sec. 2. **Prior acts not affected.** Nothing herein contained is intended to repeal or shall be construed as repealing the whole or any part of any existing statute, and all the rights and duties herein mentioned shall be exercised and performed in accordance with all the applicable provisions of chapter fifty-five of the revised statutes, and acts amendatory thereof or additional thereto.

Approved March 19, 1919.

18810000 D 1910000184825

FILED 02 10 1937 AMEN 2

Extract from Minutes of Directors' Meeting of the BIDDEFORD & SACO WATER COMPANY, duly called and held at Portland, Maine, on Thursday, February 4, 1937, at 3:00 o'clock in the afternoon, at which a quorum was present and acted throughout.

****

"On motion duly made and seconded, it was unanimously

VOTED: To change the place of the principal office of the BIDDEFORD & SACO WATER COMPANY from Portland, Maine, to Biddeford, Maine."

A true copy.

ATTEST: Geo. W. Colburn
Clerk
Biddeford & Saco Water Company.

Biddeford & Saco Water Co.

Special

Change in Location

STATE OF MAINE
Office of Secretary of State
Augusta, Feb. 16 1937
Received and filed this day.
ATTEST:
Harold I. Goss
Deputy SECRETARY OF STATE
Recorded Vol. 23 Page 4

Thu Sep 09 2010 13:21:58 - 26 - Authentication: 1682-100

97

DOMESTIC
BUSINESS CORPORATION

STATE OF MAINE

ARTICLES OF AMENDMENT

(Shareholders Voting as One Class)

BIDDEFORD AND SACO WATER COMPANY
(Name of Corporation)

Minimum Fee $35 (See §1401 sub-§15)

File No. 18810000 D Pages 3
Fee Paid $ 35
DCN 1991751800022 CHNG
-----FILED-----
21-JUN-99

Julie L Flynn
Deputy Secretary of State

A True Copy When Attested By Signature

Deputy Secretary of State

Pursuant to 13-A MRSA §§805 and 807, the undersigned corporation adopts these Articles of Amendment:

FIRST: All outstanding shares were entitled to vote on the following amendment as one class.

SECOND: The amendment set out in Exhibit A attached was adopted by the shareholders on (date) June 10, 1999
("X" one box only)

☒ at a meeting legally called and held *OR* ☐ by unanimous written consent

THIRD: Shares outstanding and entitled to vote and shares voted for and against said amendment were:

Number of Shares Outstanding and Entitled to Vote	NUMBER Voted For	NUMBER Voted Against
106,104	69,499	2,224

FOURTH: If such amendment provides for exchange, reclassification or cancellation of issued shares, the manner in which this shall be effected is contained in Exhibit B attached if it is not set forth in the amendment itself.

FIFTH: If the amendment changes the number or par values of authorized shares, the number of shares the corporation has authority to issue thereafter, is as follows:

Class	Series (If Any)	Number of Shares	Par Value (If Any)

The aggregate par value of all such shares (of all classes and series) *having par value* is $ ____________

The total number of all such shares (of all classes and series) *without par value* is ____________ shares



SIXTH: The address of the registered office of the corporation in the State of Maine is 181 Elm Street, Biddeford, ME 04005

(street, city, state and zip code)

DATED June 17, 1999

*By [signature]
(signature)

Wayne A. Sherman, Clerk
(type or print name and capacity)

*By ______________________
(signature)

____
(type or print name and capacity)

MUST BE COMPLETED FOR VOTE OF SHAREHOLDERS
I certify that I have custody of the minutes showing the above action by the shareholders.
[signature] (signature of clerk, ~~secretary or asst. secretary~~)

NOTE: This form should not be used if any class of shares is entitled to vote as a separate class for any of the reasons set out in §806, or because the articles so provide. For vote necessary for adoption see §805.

*This document MUST be signed by (1) the Clerk OR (2) the President or a vice-president *and* the Secretary or an assistant secretary, or such other officer as the bylaws may designate as a 2nd certifying officer OR (3) if there are no such officers, then a majority of the Directors or such directors as may be designated by a majority of directors then in office OR (4) if there are no such directors, then the Holders, or such of them as may be designated by the holders, of record of a *majority* of all outstanding shares entitled to vote thereon OR (5) the Holders of all of the outstanding shares of the corporation.

SUBMIT COMPLETED FORMS TO: CORPORATE EXAMINING SECTION, SECRETARY OF STATE, 101 STATE HOUSE STATION, AUGUSTA, ME 04333-0101 TEL. (207) 287-4195

FORM NO. MBCA-9 Rev. 96

EXHIBIT A

**PROPOSED AMENDMENT TO
ARTICLES OF INCORPORATION**

VOTED: That the provisions of the Articles of Incorporation of the Company added by a filing made with the Secretary of State of the State of Maine on March 30, 1984 are hereby rescinded and deleted in their entirety.

FURTHER
VOTED: That the Articles of Incorporation of the Company are hereby amended by adding thereto a new Section 14, to read in its entirety as follows:

Sect. 14. Board of Directors. The Board of Directors shall consist of not less than five nor more than nine directors, the number of Directors to be fixed from time to time by vote of the Directors or by the affirmative vote of at least two-thirds of the outstanding shares of the Company entitled to vote for the election of Directors.

Directors must be and remain stockholders except that a stockholder, director or officer of another entity which owns stock of this Company and has a right to a vote thereon may be a director.

At the 1999 Annual Meeting of Stockholders, the Directors shall be divided into three classes, as nearly equal in number as possible, with the term of office of Class I to expire at the 2000 Annual Meeting of Stockholders, the term of office of Class II to expire at the 2001 Annual Meeting of Stockholders, and the term of office of Class III to expire at the 2002 Annual Meeting of Stockholders, with the Directors in each class to hold office until their respective successors are duly elected and qualified. At each Annual Meeting of Stockholders after 1999, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding Annual Meeting of Stockholders after their election.

In addition to any vote required by law or by any other provision of these Articles of Incorporation, the affirmative vote of the holders of at least two-thirds of the outstanding shares of the Company entitled to vote for the election of Directors shall be required for any action by the stockholders to amend or repeal this Section 14 or to adopt, amend, or repeal any other provision of the Articles of Incorporation or Bylaws of the Company governing the size of the Board, the number of Directors in each class of Directors, the quorum or vote required to elect or remove Directors, or the procedures for nominating Directors or filling any vacancy in the Board.

18810000 D 1910000184821

FILED 09 10 1974 STCK 3

Fee Paid	$1500. & $5.
C. B.	119
Date	9-10-74

This Space For Use By Secretary of State

MAINE SECRETARY OF STATE FILED

September 10, 1974

Joseph T. Edgar
Secretary of State

STATE OF MAINE

ARTICLES OF AMENDMENT

(Amendment by Shareholders Voting as One Class)

OF

Biddeford and Saco Water Company

Pursuant to 13-A MRSA §§805 and 807, the undersigned corporation adopts these Articles of Amendment.

FIRST: All outstanding shares of the corporation were entitled to vote on the following amendment as one class.

SECOND: The amendment to the Articles of Incorporation of the corporation set out in Exhibit A attached hereto was adopted by the shareholders thereof at a meeting legally called and held on June 13, 1974

THIRD: On said date, the number of shares outstanding and entitled to vote on such amendment, and the number of shares voted for and against said amendment, respectively, were as follows:

	Number of Shares Outstanding and Entitled to Vote	Voted For	Voted Against
	72,472	55,249	0
Totals	72,472	55,249	0

FOURTH: If such amendment provides for exchange, reclassification or cancellation of issued shares, the manner in which the same shall be effected is contained in Exhibit B attached hereto, if it is not set forth in the amendment itself.

*FIFTH: If such amendment effects a change in the number or par values of authorized shares the number of shares which the corporation has authority to issue after giving effect to such amendment is as follows:

Class	Series (If Any)	Number of Shares	Par Value (If Any)
Common	None	160,000	$ 25.00

The aggregate par value of all such shares (of all classes and series) *having par value* is $ 4,000,000.00

The total number of all such shares (of all classes and series) *without par value* is none shares.

SIXTH: The address of the registered office of the corporation in the State of Maine is 181 Elm St.

Biddeford, Maine 04005

(street, city and zip code)

Dated: July 23, 1974

Biddeford and Saco Water Company **

(name of corporation)

Legibly print or type name and capacity of all signers 13-A MRSA §104.

By [signature]

John W. L. White, Clerk

(type or print name and capacity)

I certify that I have custody of the minutes showing the above action by the shareholders.

[signature]

(clerk, secretary or asst. secretary)

By ____________________

(type or print name and capacity)

NOTE: This form should not be used if any class of shares entitled to vote as a separate class for any of the reasons set out in §806, or because the articles so provide. For vote necessary for adoption see §805.

*To be completed only if Exhibit A or B do not give this required information.

** The name of the corporation should be typed, and the document must be signed by (1) the Clerk or (2) by the President or a vice-president and by the Secretary or an assistant secretary or such other officer as the bylaws may designate as a second certifying officer or (3) if there are no such officers, then by a majority of the directors or by such directors as may be designated by a majority of directors then in office or (4) if there are no such directors, then by the holders, or such of them as may be designated by the holders, of record of a majority of all outstanding shares entitled to vote thereon or (5) by the holders of all of the outstanding shares of the corporation.

FORM NO. MBCA-9

True excerpt of record of stockholders meeting,

Biddeford & Saco Water Company.

The following is a true excerpt of the records of a meeting of the stockholders of Biddeford & Saco Water Company duly called and held on June 13, 1974, at which meeting a quorum was present.

Pursuant to a resolution of the Board of Directors, the following votes were unanimously passed:

VOTED: To amend Article I Section 2 of the Bylaws to read as follows:

"On and after June 13, 1974, the authorized Capital stock of the Company shall be four million dollars($4,000,000) represented by one hundred sixty thousand (160,000) shares of Common Stock of the par value of twenty five dollars each. The Common Stock shall be entitled to one vote per share at each meeting of the Stockholders."

FURTHER VOTED: To authorize and direct the President and Clerk on behalf of the corporation to prepare and forward to the Secretary of State the necessary Articles of Amendment to effectuate the above amendment, to execute any other necessary documents, and to act in the premises on behalf of the corporation.

A True excerpt of record

ATTEST:

John W. L. White, Clerk

18810000 D 1910000184818

FILED 03 30 1984 BYLW

MAINE
SECRETARY OF STATE
FILED
March 30, 19 84
Secretary of State

ARTICLE IV

ELECTION OF DIRECTORS

The stockholders shall annually elect by ballot, a Board of seven (7) directors. Directors so elected shall continue in office until the next annual meeting and until their successors are elected and qualified. Directors must be and remain stockholders except that a member of another corporation which owns stock of this Company and has a right to vote thereon may be a director. Any vacancy or vacancies in the Board of Directors, arising from any cause, may be filled by the remaining Directors until the next election of Directors by the stockholders.

Biddeford and Saco Water Company
181 Elm Street
Biddeford, Maine 04005

March 23, 1984

Copy of bylaws relating to number of directors elected annually in effect as of 12/31/71.

ATTEST:

Harry M. Wooster, President

18810000 D 1910000184643

FILED 02 03 1883 AMEN 7

Chapter 180.

An Act to amend chapter one hundred and twenty-four of the Private and Special Laws of the year eighteen hundred and eighty-one, entitled "An Act to incorporate the Biddeford and Saco Water Company."

Be it enacted by the Senate and House of Representatives in Legislature assembled, as follows:

Ch. 124, special laws of 1881, amended.

SECT. 1. Chapter one hundred and twenty-four of the private and special laws of eighteen hundred and eighty-one is hereby amended, by striking out all of said chapter after the word "company" in the eighth line, and inserting instead thereof the following: 'For the purpose of conveying to and supplying the towns of Lyman, Dayton and Scarboro', and the cities of Biddeford and Saco, with pure water.

SECT. 2. Said corporation, for said purposes, may hold real and personal estate necessary and convenient therefor, not exceeding in amount four hundred thousand dollars.

SECT. 3. Said corporation is hereby authorized, for the purposes aforesaid, to take, detain and use the water of Kennebunk pond, Swan's pond, or Saco River, or either of them, and all streams tributary thereto in either or all the towns of Lyman, Hollis, Dayton, Kennebunkport, Buxton, or cities of Biddeford and Saco, and is also authorized to erect, maintain dams and reservoirs, and lay down and maintain pipes and aqueducts necessary for the proper accumulating, conducting, discharging, distributing and disposing of water and forming proper reservoirs thereof; and said corporation may take and hold, by purchase or otherwise, any lands or real estate necessary therefor, and may excavate through any lands where necessary for the purposes of this incorporation.

SECT. 4. Said corporation shall be held liable to pay all damages that shall be sustained by any persons by the taking of any land or other property, or by flowage, or by excavating through any land for the purpose of laying down pipes and aqueducts, building dams and reservoirs, and also damages for any other injuries resulting from said acts; and if any person sustaining damage as aforesaid and said corporation shall not mutually agree upon the sum to be paid therefor, such person may cause his damages to be ascertained in the same manner and under the same conditions, restrictions and limitations as are by law prescribed in the case of damages by the laying out of railroads.

SECT. 5. The capital stock of said corporation shall be two hundred thousand dollars, which may be increased to four hundred thousand dollars by a vote of said corporation, and said stock shall be divided into shares of one hundred dollars each.

SECT. 6. Said corporation is hereby authorized to lay down, in and through the streets and ways in said towns of Lyman, Hollis, Dayton and Scarboro', and the cities of Biddeford and Saco, and to take up, replace and repair all such pipes, aqueducts and fixtures as may be necessary for the purposes of their incorporation, under such reasonable restrictions as the mayor and aldermen of said cities and selectmen of said towns may impose. And said corporation shall

CHAP. 180 be responsible for all damages to persons and property occasioned by the use of such streets and ways, and shall further be liable to pay to said cities and towns all sums recovered against said cities and towns for damages from obstruction caused by said corporation, and for all expenses, including reasonable counsel fees incurred in defending such suits, with interest on the same.

SECT. 7. Said corporation is hereby authorized to make contracts with the United States, and with corporations and inhabitants of cities and towns through which the pipes of the company may be or shall hereafter be located, for the purposes of supplying water as contemplated by said act; and any city or town in which the pipes of this corporation shall be laid are hereby authorized, by its city council or selectmen, to enter into contract with said company for a supply of water, and for such exemption from public burden as the towns and cities herein named and said company may agree, which, when made, shall be legal and binding upon all parties thereto.

SECT. 8. Said corporation shall have power to cross any private or public sewer, or to change the direction thereof, where necessary for the purposes of their incorporation, but in such manner as not to obstruct or impair the use thereof; and said corporation shall be liable for any injury caused thereby; whenever the company shall lay down any pipes in any street, or make any alterations or repairs upon its works in any streets, it shall cause the same to be done with as little obstruction to public travel as may be practicable, and shall at its own expense, without unnecessary delay, cause the earth and pavements removed by it to be replaced in proper condition.

SECT. 9. Any person who shall wilfully injure any of the property of said corporation, or who shall knowingly corrupt the waters of said Kennebunk pond, Swan's pond, Saco river, or any of their tributary streams, in any manner whatever, or render them impure, whether the same be frozen or not, or who shall throw the carcasses of dead animals or other offensive matter into said waters, or who shall wilfully destroy or injure any dam, reservoir, aqueduct, pipe, hydrant or other property held or owned by said corporation for the purposes of this act, shall be punished by a fine not exceeding one thousand dollars, or by imprisonment not less than one year, and shall be liable to said corporation for three times the actual damage, to be recovered in any proper action.

SECT. 10. Said corporation may issue its bonds for the construction of its works, upon such rates and time as it may deem expedient, not exceeding the sum of four hundred thousand dollars, and secure the same by mortgage of the franchise and property of said company.

SECT. 11. In case the works of this corporation shall not have been put into actual operation within three years from April one, eighteen hundred and eighty-three, the rights and privileges herein granted shall become null and void.

SECT. 12. The first meeting of said corporation may be called by a written notice thereof, signed by any seven corporators herein named, served upon each corporator by giving him the same in hand or by leaving the same at his last usual place of abode seven days before the time of meeting.

SECT. 13. This act shall take effect when approved.'

So that said chapter as amended shall read as follows:

Corporators.

'SECT. 1. James M. Andrews, Edward W. Staples, Horace Ford, Alfred Goodwin, R. W. Randall, William Hill, George W. Donnell, Samuel G. Twambley, Albert K. Cleaves, E. H. Banks, C. E. Hussey, Thomas Haley, W. H. Field, O. H. Staples, Oliver C. Clark, John S. Derby, John Quimby, George F. Owen, William J. Bradford, Enoch Lowell, with their associates and successors, are hereby made a corporation by the name of the Biddeford and Saco Water Company for the purpose of conveying to and supplying the towns of Lyman, Dayton and Scarboro', and the cities of Biddeford and Saco with pure water.

Corporate name.

May hold real and personal estate. —limit.

SECT. 2. Said corporation, for said purposes, may hold real and personal estate necessary and convenient therefor, not exceeding in amount, four hundred thousand dollars.

Authorized to take and use certain waters, erect dams and reservoirs.

SECT. 3. Said corporation is hereby authorized, for the purposes aforesaid, to take, detain and use the water of Kennebunk pond, Swan's pond, or Saco river, or either of them, and all streams tributary thereto in either or all the towns of Lyman, Hollis, Dayton, Kennebunkport, Buxton, or cities of Biddeford and Saco, and is also authorized to erect, maintain dams and reservoirs, and lay down and maintain pipes and aqueducts necessary for the proper accumulating, conducting,

CHAP. 180

discharging, distributing and disposing of water and forming proper reservoirs thereof; and said corporation may take and hold, by purchase or otherwise, any lands or real estate necessary therefor, and may excavate through any lands where necessary for the purposes of this incorporation.

Damages and adjustment thereof.

SECT. 4. Said corporation shall be held liable to pay all damages that shall be sustained by any persons by the taking of any land or other property, or by flowage, or by excavating through any land for the purpose of laying down pipes and aqueducts, building dams and reservoirs, and also damages for any other injuries resulting from said acts; and if any person sustaining damage as aforesaid and said corporation shall not mutually agree upon the sum to be paid therefor, such person may cause his damages to be ascertained in the same manner and under the same conditions, restrictions and limitations as are by law prescribed in the case of damages by the laying out of railroads.

Capital stock.

SECT. 5. The capital stock of said corporation shall be two hundred thousand dollars, which may be increased to four hundred thousand dollars by a vote of said corporation, and said stock shall be divided into shares of one hundred dollars each.

Authorized to lay pipes, etc.

SECT. 6. Said corporation is hereby authorized to lay down, in and through the streets and ways in said towns of Lyman, Hollis, Dayton and Scarboro', and the cities of Biddeford and Saco, and to take up, replace and repair all such pipes, aqueducts and fixtures as may be necessary for the purposes of their incorporation, under such reasonable restrictions as the mayor and aldermen of said cities and selectmen of said towns may impose. And said corporation shall be responsible for all damages to persons and property occasioned by the use of such streets and ways, and shall further be liable to pay to said cities and towns all sums recovered against said cities and towns for damages from obstruction caused by said corporation, and for all expenses, including reasonable counsel fees incurred in defending such suits, with interest on the same.

Liability for damages.

SECT. 7. Said corporation is hereby authorized to make contracts with the United States, and with corporations and inhabitants of cities and towns through which the pipes of the company may be or shall hereafter be located, for the

May supply water to United States, etc.

purposes of supplying water as contemplated by said act; and any city or town in which the pipes of this corporation shall be laid are hereby authorized, by its city council or selectmen, to enter into contract with said company for a supply of water, and for such exemption from public burden as the towns and cities herein named and said company may agree, which, when made, shall be legal and binding upon all parties thereto.

May cross and change direction of sewers.

SECT. 8. Said corporation shall have power to cross any private or public sewer, or to change the direction thereof, where necessary for the purposes of their incorporation, but in such manner as not to obstruct or impair the use thereof; and said corporation shall be liable for any injury caused thereby; whenever the company shall lay down any pipes in any street, or make any alterations or repairs upon its works in any streets, it shall cause the same to be done with as little obstruction to public travel as may be practicable, and shall at its own expense, without unnecessary delay, cause the earth and pavements removed by it to be replaced in proper condition.

Penalty for injuring property or corrupting waters.

SECT. 9. Any person who shall wilfully injure any of the property of said corporation, or who shall knowingly corrupt the waters of said Kennebunk pond, Swan's pond, Saco river, or any of their tributary streams, in any manner whatever, or render them impure, whether the same be frozen or not, or who shall throw the carcasses of dead animals or other offensive matter into said waters, or who shall wilfully destroy or injure any dam, reservoir, aqueduct, pipe, hydrant or other property held or owned by said corporation for the purposes of this act, shall be punished by a fine not exceeding one thousand dollars, or by imprisonment not less than one year, and shall be liable to said corporation for three times the actual damage, to be recovered in any proper action.

May issue bonds.

SECT. 10. Said corporation may issue its bonds for the construction of its works, upon such rates and time as it may deem expedient, not exceeding the sum of four hundred thousand dollars, and secure the same by mortgage of the franchise and property of said company.

Charter null and void, unless works completed in given time.

SECT. 11. In case the works of this corporation shall not have been put into actual operation within three years from

110

April one, eighteen hundred and eighty-three, the rights and privileges herein granted shall become null and void.

First meeting, how called.

SECT. 12. The first meeting of said corporation may be called by a written notice thereof, signed by any seven corporators herein named, served upon each corporator by giving him the same in hand or by leaving the same at his last usual place of abode seven days before the time of meeting.

SECT. 13. This act shall take effect when approved.

Approved February 3, 1883.


DOMESTIC
BUSINESS CORPORATION
STATE OF MAINE
MAINE

CHANGE OF CLERK ONLY or CHANGE OF CLERK AND REGISTERED OFFICE

BIDDEFORD AND SACO WATER COMPANY
(Name of Corporation)

Filing Fee $20.00

File No. 18810000 D Pages 2
Fee Paid $ 20
DCN 1991751800021 CLRK
-----FILED-----
21-JUN-99

Julie L Flynn
Deputy Secretary of State

A True Copy When Attested By Signature

Deputy Secretary of State

Pursuant to 13-A MRSA §304, the undersigned corporation executes and delivers for filing the following change(s):

FIRST: The name and registered office of the clerk appearing on the record in the Secretary of State's office:

John W. L. White
(name)

181 Elm Street, Biddeford, ME 04005
(street, city, state and zip code)

SECOND: The name and registered office of the successor (new) clerk, who must be a Maine resident:

Wayne A. Sherman
(name)

181 Elm Street, Biddeford, ME 04005
(physical location - street (not P.O. Box), city, state and zip code)

(mailing address if different from above)

THIRD: Upon a change in clerk this must be completed:

- ☐ Such change was authorized by the board of directors and the power to make such change is not reserved to the shareholders by the articles or the bylaws.
- ☒ Such change was authorized by the shareholders.

DATED June 17, 1999

*By [signature]
(signature)

Wayne A. Sherman, Clerk
(type or print name and capacity)

*By
(signature)

(type or print name and capacity)

MUST BE COMPLETED FOR VOTE OF SHAREHOLDERS
I certify that I have custody of the minutes showing the above action by the shareholders.
[signature] (signature of clerk, XXXXXXXXXXXXXXX)

THE FOLLOWING SHALL BE COMPLETED BY THE CLERK *UNLESS* THIS DOCUMENT IS ACCOMPANIED BY FORM MBCA-18A (§304.2-A.).

The undersigned hereby accepts the appointment as clerk for the above named domestic business corporation.

CLERK **DATED** June 17, 1999

[signature]
(signature)

Wayne A. Sherman
(type or print name)

---

*This document **MUST** be signed by (1) the ***NEW* Clerk** OR (2) the **President** or a vice-president *and* the **Secretary** or an assistant secretary, or such other officer as the bylaws may designate as a 2nd certifying officer OR (3) if there are no such officers, then a majority of the **Directors** or such directors as may be designated by a majority of directors then in office OR (4) if there are no such directors, then the **Holders**, or such of them as may be designated by the holders, **of record of a *majority* of all outstanding shares** entitled to vote thereon OR (5) the **Holders of all of the outstanding shares** of the corporation.

SUBMIT COMPLETED FORMS TO: CORPORATE EXAMINING SECTION, SECRETARY OF STATE, 101 STATE HOUSE STATION, AUGUSTA, ME 04333-0101 TEL. (207) 287-4195

FORM NO. MBCA-3 Rev. 9/97

18810000 D 1910000184831

FILED 02 13 1903 AMEN

Chapter 24.

An Act to authorize the Biddeford and Saco Water Company to issue bonds, and for other purposes.

Be it enacted by the Senate and House of Representatives in Legislature assembled, as follows:

Section 1. The Biddeford and Saco Water Company is hereby authorized and empowered to issue its bonds for refunding its outstanding bonds, and for corporation purposes, in a sum not exceeding three hundred and fifty thousand dollars for a time not exceeding twenty years, and upon such rates of interest as said company may deem expedient, and may secure the same by mortgage of the franchises and property of the said corporation.

Biddeford and Saco Water Company authorized to issue bonds.

—may mortgage its property.

Section 2. The Biddeford and Saco Water Company is hereby authorized to supply the Old Orchard Water Company with a supply of water for fire and domestic purposes for the town of Old Orchard and the inhabitants thereof, and to guarantee, assume and pay all outstanding bonds, contracts, obligations and liabilities of the said Old Orchard Water Company, upon such terms as said companies have mutually agreed upon, and any guarantee heretofore made is hereby declared legal and valid.

Authorized to supply Old Orchard Water Company with water.

—may assume obligations of Old Orchard Water Company.

Section 3. The Biddeford and Saco Water Company is hereby authorized to purchase, hold, own and enjoy the franchises, property, shares of stock, rights, easements, privileges and immunities of the said Old Orchard Water Company, and the said Old Orchard Water Company, is hereby authorized to sell, transfer and convey its franchises, property, shares of stock, rights, easements, privileges and immunities to the said Biddeford and Saco Water Company, and upon such terms as said water companies have mutually agreed upon. And upon such purchase, sale and transfer, the said Biddeford and Saco Water Company shall succeed to, and have, hold and enjoy all the rights, easements, privileges and immunities heretofore or hereafter granted to said Old Orchard Water Company, in the town of Old Orchard, in the county of York, and shall thereupon and thereafter have the right and power to supply said town of Old Orchard and the inhabitants thereof, with water for fire and domestic purposes, and have all the powers and privileges, and subject to all the duties, restrictions and liabilities by law incident to such corporations, and any purchases heretofore made are hereby confirmed and declared legal and valid. The provisions of this act shall in no way affect or impair any existing contract or contracts between the town of Old Orchard and the Old Orchard Water Company.

Biddeford and Saco Water Company, may purchase property of Old Orchard Water Company.

—Old Orchard Water Company may sell its property.

—previous purchases declared valid.

—existing contracts shall not be impaired.

Section 4. This act shall take effect when approved.

Approved February 13, 1903.

BIDDEFORD AND SACO WATER COMPANY

SUPPLYING

BIDDEFORD, SACO, OLD ORCHARD, GRAND BEACH, AND PINE POINT

GEORGE F. WEST, PRESIDENT
E. C. HERSEY, TREASURER
JAMES BURNIE, SUPERINTENDENT

UNION MUTUAL BUILDING
PORTLAND, MAINE

August 2, 1917

Hon. Frank W. Ball, Secretary of State,
Augusta, Maine.

Dear Sir:-

The Biddeford and Saco Water Company, a corporation organized under a special act of the legislature of the State of Maine, chapter 124, Laws of 1881, and amended chapter 180, Laws of 1883, and further amended by special act passed 1917 - at a Special Meeting of the stockholders duly called and held at the office of the Company, Room 205, 120 Exchange Street, Portland, Maine, on Tuesday, July 31, 1917 at 10:30 o'clock in the forenoon, at which a quorum of the stockholders were present, duly and unanimously passed the following votes:

VOTED to accept the act passed by the legislature of the State of Maine and approved April 3, 1917 entitled "An Act authorizing the Biddeford and Saco Water Company to Increase Its Capital Stock and to Hold Securities in Other Corporations."

VOTED to increase the capital stock of this corporation $200,000, thus making total capital stock $600,000 instead of $400,000, for corporation purposes and in the manner and subject to the restrictions provided in Sections 37 and 38 of Chapter 55 of the Revised Statutes or any acts additional thereto or amendatory thereof, for the regulation and control of Public Utilities by the Public Utilities Commission of Maine.

VOTED to authorize the Directors of this corporation to sell from time to time any or all of the new increased capital stock, but under the direction and for the purposes prescribed by the Public Utilities Commission of Maine, and to do all other acts necessary to carrying out the purposes of the above vote.

In accordance with the above votes, the Company wishes to file this notice with you of the authorized increase



Upon motion duly made and seconded, it was unanimously

VOTED: That the President of this Company be and he hereby is authorized, instructed and empowered to file written notice of the foregoing proposed increase in the capital stock of this Company with the Public Utilities Commission of the State of Maine for its approval thereof; and that he be further authorized, instructed and empowered to pay the fee of the State of Maine upon said increase.

I hereby certify that the above is a true copy.

Edward C. H[illegible]

Clerk.

Authentication: 1682-100
- 46 -
Thu Sep 09 2010 13:21:58
117

Biddeford & Saco Water Co.

Increase of Capital

Old Special

18810000 D 1910000184827
FILED 07 10 1922 STCK 3

STATE OF MAINE
Office of Secretary of State
Augusta, July 10 1922
Received and filed this day.
ATTEST:
Edgar C. Smith
DEPUTY. SECRETARY OF STATE.
Recorded Vol. 15 Page 170

18810000 D 1910000184824

FILED 10 31 1958 STCK 2

I, John W. L. White, of Freeport, Maine, hereby certify that I am the duly elected and qualified Clerk of Biddeford and Saco Water Company, a corporation incorporated and existing under the laws of the State of Maine, and located at Biddeford, in the County of York and said State, and that at a Special Meeting of the Stockholders of said Corporation held on the 31st day of October, 1958, at which more than a majority of the stockholders were present in person, or represented by proxy, constituting a quorum and voting, a vote, of the record of which the following is a true copy, had a unanimous passage:

"VOTED: That the authorized capital stock of this Corporation be increased from One Million Dollars ($1,000,000), divided into ten thousand (10,000) shares of the par value of One Hundred Dollars ($100) each, to Two Million Dollars ($2,000,000), consisting of twenty thousand (20,000) shares of the par value of One Hundred Dollars ($100) each."

October 31, 1958

J. L. White

Clerk, Biddeford and Saco Water Company

Authentication: 1682-100

Thu Sep 09 2010 13:21:58

Biddeford &Saco Water Co.

Increase in capital

old special

STATE OF MAINE
OFFICE OF SECRETARY OF STATE
Augusta, Oct. 31, 1968
Received and filed this day,
ATTEST:
Harold I. Goss
SECRETARY OF STATE
Recorded Vol. 38 Page 476-477

119

5

18810000 D 1910000184820

FILED 02 13 1975 RO

Fee Paid $5.00
C. B. 75C1161
Date 2-18-75

STATE OF MAINE

NOTIFICATION BY CLERK OF CHANGE IN REGISTERED OFFICE

This Space For Use By Secretary of State

MAINE
SECRETARY OF STATE
FILED
February 13, 1975
Doris Hayes
Secretary of State

Pursuant to 13-A MRSA §304(6), the undersigned clerk for one or more domestic corporations gives notice of the following change of business address which is the registered office of each corporation listed:

FIRST: Name of clerk* John W. L. White

SECOND: Address of former registered office 95 Exchange Street
Portland, Maine 04112
(street, city, state and zip code)

THIRD: Address of new registered office 181 Elm Street
Biddeford, Maine 04005
(street, city, state and zip code)

FOURTH: Notice of the above change in registered office has been sent to each of the following corporations by the undersigned as clerk of each:

Biddeford and Saco Water Company

Dated: February 7, 1975

(signature)

John W. L. White
(type or print name)

*The clerk of a domestic corporation must be a person resident in Maine. The business address of the clerk and the registered office must be identical.

FORM NO. MBCA-3B

18810000 D 1910000184819

FILED 10 01 1975 PURP

CHAPTER 21

AN ACT to Amend the Charter of the Biddeford and Saco Water Company.

***Be it enacted by the People of the State of Maine,* as follows:**

P&SL 1881, c. 124, § 1, as last amended by P&SL 1883, c. 365, is further amended to read:

Sec. 1. Corporators; corporate name. James M. Andrews, Edward W. Staples, Horace Ford, Alfred Goodwin, R. W. Randall, William Hill, George W. Donnell, Samuel G. Twambley, Albert K. Cleaves, E. H. Banks, C. E. Hussey, Thomas Haley, W. H. Field, O. H. Staples, Oliver C. Clark, John S. Derby, John Quimby, George F. Owen, William J. Bradford, Enoch Lowell, with their associates and successors, are hereby made a corporation by the name of the Biddeford and Saco Water Company, for the purpose of conveying to and supplying the Towns of Lyman, Dayton and Scarboro, ~~and the~~ Cities of Biddeford and Saco **and the Kennebunk, Kennebunkport-Wells Water District** with pure water for domestic and municipal purposes, including the extinguishment of fires, the supply of shipping, and the use of manufacturing establishments.

Effective October 1, 1975

EXHIBIT 2.2

Bylaws (as amended)

Exhibit E

as amended to &
including 6/13/91

NB Article IV
amended 6/10/99
per attached

BY-LAWS
FOR

BIDDEFORD AND SACO WATER COMPANY
Biddeford, Maine

ADOPTED AT SPECIAL STOCKHOLDERS' MEETING HELD ON JUNE 26, 1941

ARTICLE I.

NAME - LOCATION - CORPORATE SEAL

Section 1. The name of the Company is Biddeford and Saco Water Company

Section 2. The location and principal office of the Company shall be in the City of Biddeford, York County, Maine, at such place as the Board of Directors may from time to time designate, and the Company shall have and maintain such other offices as the Board of Directors may deem expedient.

Section 3. The Company shall have a circular seal which shall have inscribed thereon the name of the Company and the year of its organization.

ARTICLE II

CAPITAL STOCK

Section 1. Authorized Capital Stock.

On and after June 13, 1974, the authorized Capital Stock of the Company shall be four million dollars ($4,000,000) represented by one hundred sixty thousand (160,000) shares of Common Stock of the par value of twenty-five dollars ($25.00) each. The Common Stock shall be entitled to one vote per share at each meeting of the Stockholders.

Section 2. Stock Certificates.

All certificates representing shares of Capital Stock shall be signed by the President, or any Vice President, and the Treasurer, or Assistant Treasurer, and shall have affixed thereto the corporate seal.

Section 3. Transfer Agent and Registrar.

The Board of Directors may appoint a transfer agent and a register of transfers, and if such transfer agent and registrar is appointed, all stock certificates shall be countersigned by such transfer agent and by such registrar of transfers.

Section 4. Transfer of Stock.

Shares of Capital Stock shall be transferable only on the books of the Company by the holder thereof in person, or by attorney duly authorized thereto in writing, and upon the surrender and cancellation of the Certificate therefor duly endorsed.

Section 5. Lost, Mutilated, or Destroyed Certificates.

In case of the loss, mutilation or destruction of any certificate of stock, the owner thereof may obtain a new Certificate in place thereof upon giving such proof of loss, mutilation, or destruction, and furnishing such security as the Board of Directors may require.

ARTICLE 111.

MEETINGS OF STOCKHOLDERS.

Section 1. Annual Meeting.

The Annual Meeting of the Stockholders shall be held at two o'clock in the afternoon, on the second Thursday of June of each year, at the Company's Office in Biddeford, Maine, unless otherwise determined by the Directors, for the election of a Board of Directors and a Clerk to serve for the ensuing year and until their successors are elected; provided, however, that if other business is to be transacted at said Annual Meeting, the Notice of said Annual Meeting shall specify the business to be transacted.

Section 2. Special Meetings of Stockholders.

Special Meetings of the Stockholders may be called at any time by order of the Board of Directors or the President, or by stockholders representing not less than one-fifth of the capital stock then outstanding and entitled to vote. Such meetings shall be held at such place within the State of Maine as may be designated by the Board of Directors.

Section 3. Notice of Stockholders' Meetings.

Notices of any annual or special meeting of stockholders shall be mailed to each stockholder of record at least five (5) days prior to the meeting at his last known address as the same appears on the stock books of the Company. Such notice shall specify the time and place of holding the meeting. The notice of any special meeting shall, in addition, state the object or objects for which said meeting is called, and no business except such as is specified in said notice shall be transacted at any such special meeting.

Section 4. Quorum of Stockholders.

Except as hereinafter specified, the holders of one-third (1/3) of the stock of the Company issued and outstanding and entitled to vote shall constitute a quorum for the transaction of business at any meeting, but a less number may convene any meeting and may adjourn the same, from time to time, until a quorum shall be present, and no notice of such adjournment shall be necessary. When a quorum is present at any meeting, a majority of the stock represented thereat and entitled to vote shall decide any question brought before said meeting.

Section 3. Proxies and Voting.

Each stockholder entitled to vote may vote in person or by proxy in writing or by general power of attorney produced at the meeting. Such power of attorney shall be good until revoked. No proxy shall be valid when granted more than six (6) months before the meeting, the date of which shall be named therein, and it shall not be valid after the final adjournment thereof.

ARTICLE IV.

Amended 6/10/99

ELECTION OF DIRECTORS

The stockholders shall annually elect by ballot a Board of seven (7) directors. Directors so elected shall continue in office until the next annual meeting and until their successors are elected and qualified, except that any Director first elected to the Board after Jun 13, 1991, shall resign from the Board no later than the day he/she becomes seventy-two (72) years of age. Directors must be and remain stockholders except that a member of another corporation which owns stock of this Company and has a right to vote thereon may be a director. Any vacancy or vacancies in the Board of Directors, arising from any cause, may be filled by the remaining Directors until the next election of Directors by the stockholders.

ARTICLE V.

MEETINGS OF THE BOARD OF DIRECTORS.

Section 1. Regular Meetings of Directors.

Regular meetings of the Board of Directors may be held at such places and at such times as the Board may by vote determine, and if so determined, no notice thereon need be given.

Section 2. Special Meetings of the Board of Directors.

Special meetings of the Board of Directors may be held at any time upon the call of the Clerk under the direction of the President or any Vice President, or any two (2) Directors then in office, of which meeting reasonable notice in writing or otherwise shall be given to each Director, or sent to his residence of place of business, the time and place for holding the meeting to be designated in the notice. In any event twenty-four (24) hours shall be reasonable notice.

Unless otherwise indicated in the notice calling the meeting any and all business may be transacted at any such special meeting.

Section 3. Quorum of Board of Directors.

A majority of the Board of Directors shall constitute a quorum for the transaction of business, but a less number may convene and adjourn any such meeting from time to time until a quorum is present, of which adjournment no notice need be given. All questions coming before any meeting of the Board of Directors for action shall be decided by a majority vote of the Directors present at such meeting.

ARTICLE VI.

OFFICERS AND AGENTS

The Board of Directors shall choose from their own body or otherwise, as is deemed most expedient, a president and one or more Vice Presidents of the company. They shall choose from their own body or otherwise, as they see fit, a Treasurer and such other officers and agents as they, in their discretion, consider desirable, and, subject to the provisions of the By-Laws, may fix the authority and duties of such officers and agents. All such officers shall hold office until their successors are chosen and duly qualified, provided, however, that the Board of Directors shall have power, at any time, with or without cause, to remove from office any of such officers, as well as any other agent or employee of the Company, whether appointed by said Board or otherwise.


126

ARTICLE VII.

POWERS AND DUTIES OF DIRECTORS AND OFFICERS.

Section 1. Board of Directors

The Board of Directors shall have and may exercise all the powers and authority granted by law to the Company, except in such matters as may be especially excepted by the By-Laws of the Company or by the laws of the State of Maine, and to do all lawful things, which in their opinion, are expedient to be done in the management of the Company. They shall have power to delegate, from time to time, such authority as they may deem necessary to any one or more members of the board acting as a committee in order that the business of the Company may be transacted with promptness and dispatch.

Section 2. President.

The President shall preside at all meetings of the stockholders. He shall, subject to the control of the Board of Directors, have general supervision of the affairs of the Company. He shall prescribe the duties and fix the compensation of all agents and employees when not fixed by the Board of Directors or by these By-Laws, and shall attend to such other business as the Board of Directors may direct.

Section 3. Vice Presidents.

Each Vice President shall have such powers and duties as the Board of Directors or the President shall designate, and, in the absence or disability of the President, the ranking Vice President shall perform the duties and exercise the powers of the President.

Section 4. Treasurer.

The Treasurer shall receive and be responsible for all cash, notes and securities and valuable papers of the Company, and is authorized to give receipts for all moneys due and payable to the Company from whatever source, and to endorse for deposit and collection, checks, drafts and warrants in the name of the Company. All funds of the Company shall be deposited to the credit of the Company in such banks and trust companies as the Board of Directors may, from time to time, designate. The Treasurer shall keep proper books of account for the Company and such other books as the Board of Directors may direct, and shall pay out money as the business of the Company may require, taking proper vouchers. He shall affix the seal of the Company to such instruments as it is necessary and proper to execute under seal and attest the same, and discharge such other duties as pertain to his office or as may be assigned to him by the Board of Directors or by the President.

If there be an Assistant Treasurer, he shall perform such duties as may be assigned to him by the Board of Directors or by the President, and in the absence or disability of the Treasurer, and also at any time under the direction of the Treasurer, shall act with all the powers of the Treasurer.

The Treasurer and Assistant Treasurer, if any, shall give, and other officers, agents and employees of the Company may be required by the Board of Directors to give, at the expense of the Company, bonds in such amount and form, with such sureties as the Board of Directors may require and approve for the faithful discharge of their respective offices and positions.

Section 5. Clerk.

The Clerk shall be elected by the stockholders, shall be a resident of the State of Maine, and shall be sworn to a faithful discharge of his duties. He shall record all the minutes of the meetings of the stockholders in a book to be kept for that purpose. He shall keep a book containing a true and complete list of all stockholders, their residences, and the amount of stock held by each, and shall keep such other books, and perform such other duties, as pertain to his office, or are required by the By-Laws or by statute, or as may be assigned to him from time to time by the Board of Directors or by the President. In the absence or disability of the Clerk, the President or Vice President may appoint a Clerk pro tempore, who shall be sworn.

Section 6. Compensation of Directors and Officers.

The compensation of the Directors, President, Vice Presidents, Treasurer, Assistant Treasurer, and Clerk shall be fixed by the Board of Directors.

ARTICLE VIII.

LOAN AND EXECUTION OF PAPERS.

Section 1. Loans.

No loans shall be contracted or money borrowed in behalf of the Company unless previously authorized by the Board of Directors. When such authorization has been given, any officer or agent of the Company thereunto duly authorized may effect loans and advance at any time for the Company from any institution, firm or individual, and for such loans and advances may make, execute and deliver promissory notes, bonds or other evidences of indebtedness of the Company and, as security for the payment of any and all loans, advances, indebtedness and liabilities of the Company, may pledge, hypothecate or transfer any and all stocks, securities and other personal property at any time owned by the Company, if not previously mortgaged, pledged or hypothecated, and to that end may endorse, assign and deliver the same. Such authority may be general or confined to specific instances.

Section 2. Execution of Papers.

All checks, drafts and negotiable instruments shall be signed by one of such officers of the Company, or by such other person or persons as the Board of Directors may direct.

All contracts shall be signed by such officer or officers, or such other person, as the Board of Directors may direct.

All deeds or other instruments of transfer of property shall be executed in the name of the company by such officer or officers as the Board of Directors may designate.

ARTICLE IX.

FISCAL YEAR

The fiscal year of the company shall commence on the first day of January and end on the last day of December of each year.

ARTICLE X.

AMENDMENTS

These By-Laws may be amended, altered or repealed at any annual or special meeting of the stockholders, if the notice of such meeting contains notice of the proposed amendment, alteration o repeal, by the majority vote of the shares present or represented at such meeting.

6/10/99

VOTED: That Article IV of the Company's bylaws be amended to read in its entirety as follows:

ARTICLE IV.

ELECTION OF DIRECTORS

The Board of Directors shall consist of not less than five nor more than nine directors, the number of Directors to be fixed from time to time by vote of the Directors or by the affirmative vote of at least two-thirds of the outstanding shares of the Company entitled to vote for the election of Directors. Directors must be and remain shareholders except that a shareholder, director or officer of another entity which owns stock of this Company and has a right to a vote thereon may be a director. At the 1999 Annual Meeting of Shareholders, the Directors shall be divided into three classes, as nearly equal in number as possible, with the term of office of Class I to expire at the 2000 Annual Meeting of Shareholders, the term of office of Class II to expire at the 2001 Annual Meeting of Shareholders, and the term of office of Class III to expire at the 2002 Annual Meeting of Shareholders, with the Directors in each class to hold office until their respective successors are duly elected and qualified. At each Annual Meeting of Shareholders after 1999, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding Annual Meeting of Shareholders after their election, except that any Director first elected to the Board after June 13, 1991 shall resign from the board no later than the day he or she becomes seventy-two years of age.

P:\KCJ\biddsaco\bylaw.amend.wpd

EXHIBIT 3.1

Twelfth Supplemental Indenture

SUPPLEMENTAL MORTGAGE

BIDDEFORD AND SACO WATER COMPANY
to
U.S. BANK NATIONAL ASSOCIATION, AS TRUSTEE

TWELFTH SUPPLEMENTAL INDENTURE

Providing for First Mortgage Bonds, Series P

This instrument was prepared by:

Mark k. Googins
Verrill Dana, LLP
One Portland Square
P.O. Box 586
Portland, Maine 04112-0586

132

THIS SUPPLEMENTAL INDENTURE dated as of the 24th day of June in the year 2008, made and entered into by and between BIDDEFORD AND SACO WATER COMPANY, a corporation duly incorporated and existing, under the laws of the State of Maine, having been chartered by an Act of the Legislature of said State, approved March 12, 1881 (hereinafter called the "Company"), and U.S. BANK NATIONAL ASSOCIATION, a national banking association, organized and existing under the laws of the United States of America, as Trustee (hereinafter called the "Trustee").

WITNESSETH

WHEREAS, the Company is authorized by its Charter, as heretofore amended and by law, to issue its bonds to be secured by a mortgage or mortgages of its property and franchises to such an amount as may be approved by the Public Utilities Commission of the State of Maine; and

WHEREAS, the Company has heretofore executed to and with Union Safe Deposit and Trust Company, Trustee (U.S. Bank National Association is now Successor Trustee) an Indenture (the "Original Indenture") bearing date of August 1, 1923, and recorded, among other places, in York County (Maine) Registry of Deeds in Book 727, Page 2, providing therein for the issue from time to time of its First and Refunding Mortgage Bonds in one or more series, and by which Original Indenture it has mortgaged and pledged its property therein described and mentioned to secure the payment of bonds issued thereunder and has heretofore executed Indentures, supplemental to and amendatory of the Original Indenture, dated as of February 1, 1948, January 1, 1951, June 1, 1959, October 1, 1967, January 1, 1976, June 1, 1979, May 6, 1987, June 1, 1993, September 1,1998, May 1, 2002, and December 22, 2005, respectively (said Original Indenture as so supplemented and amended, hereinafter called the "Indenture"), and

WHEREAS, the Company has issued bonds pursuant to the terms of the Indenture, of which there is presently outstanding approximately $2,250,000 in principal amount of First Mortgage Bonds, 7.72%, Series L, $2,700,000 in principal amount of First Mortgage Bonds, 6.45%, Series M, $1,521,100 in principal amount of First Mortgage Bonds, 2.40%, Series N, and $934,000 in principal amount of First Mortgage Bonds, 1.86%, Series O; and

WHEREAS, the Company, under the terms of the Indenture and the indentures supplemental thereto, may issue bonds in addition to those initially issued thereunder if and when the Company shall have made permanent improvements, extensions or additions to or about its plant or property after the date of the Original Indenture (including any new or additional property acquired or constructed, but not including permanent improvements, extensions, or additions acquired or constructed as substituted property, except to the extent by which the cost of such substituted property exceeds the cost, when new, of property for which said new property is substituted) upon compliance with the terms and conditions of the Indenture (including without limiting the generality of the foregoing, provisions (a) limiting the principal amount of bonds which may be issued to not more than sixty-six and two-thirds per cent (66 ⅔%) of the actual cash cost or fair value (whichever is less) to the Company of additions to its properties and (b) requiring that the net earnings available for interest be at least twice interest charges on all bonds outstanding) for the purpose of reimbursing its treasury for moneys used for acquisition of property or the construction of facilities which moneys actually were expended from income or from other moneys in its treasury not secured by or obtained from the issue of stocks, bonds, notes, or other evidences of indebtedness of the Company; and

WHEREAS, the Company has made sufficient additions to its properties of an actual cash cost or fair value (whichever is less) and has net earnings of sufficient amount and has complied with the terms of the Indenture, aforesaid, to entitle it to issue and have authenticated $1,458,520 principal amount of its First Mortgage Bonds, Series P, for the purposes aforesaid; and

WHEREAS, the Company has entered into a Loan Agreement dated as of June 24, 2008 (the "Loan Agreement"), with the Maine Municipal Bond Bank (the "Bond Bank") pursuant to which the Bond Bank will lend up to $1,458,520 to the Company and the Company will issue its Series P bonds to evidence its obligation to repay such borrowing; and

WHEREAS, all things necessary to make said bonds of Series P, when duly executed by the Company, authenticated and delivered by the Trustee, and issued by the Company, valid, binding, and legal obligations of the Company, and to make this Supplemental Indenture a valid, binding and legal instrument for the security of all bonds issued or to be issued under the Indenture (as hereby further supplemented and amended), have been done and performed, and the issue of said bonds, as in the Indenture and in this Supplemental Indenture provided, has been in all respects duly authorized;

NOW, THEREFORE, in order to secure the payment of the principal and interest and premium, if any, of all the Series P bonds issued hereunder according to their tenor and effect, in addition to the security afforded by the Indenture, and as additional security for said Series L bonds, Series M bonds, Series N bonds and Series O bonds, and the performance with respect to said bonds and the holders thereof of all the covenants in said bonds and in the Indenture contained, and in consideration of the premises and of the sum of One Dollar to it paid by the Trustee at or before the ensealing of these presents, the receipt whereof is hereby acknowledged, the Company has executed and delivered these presents and has granted, bargained, sold, aliened, remised, released, conveyed, warranted, pledged, assigned, set over, confirmed and transferred and by these presents does grant, bargain, sell, alien, remise, release, convey, warrant, pledge, assign, set over, confirm and transfer unto the said U.S. BANK NATIONAL ASSOCIATION as Trustee and to its successors in said Trust and its and their assigns forever, for the uses and trusts hereby and in the Original Indenture, dated August 1, 1923, and Supplemental Indentures, dated as of February 1, 1948, January 1, 1951, June 1, 1959, October 1, 1967, January 1, 1976, June 1, 1979, May 6, 1987, June 1 1993, September 1, 1998, May 1, 2002 and December 22, 2005, established, in confirmation of its conveyance to Union Safe Deposit and Trust Company, Trustee (U.S. Bank National Association, Successor Trustee) by the Indenture, all the properties therein described and conveyed and, in addition thereto, all the franchises and property, real and personal, of the kind and character described in the Original Indenture which it has acquired subsequent to August 1, 1923, and are now owned and such as shall hereafter be acquired, other than as hereinafter excepted, including particularly and without restricting the generality of the foregoing grant, the property set forth in Exhibit A hereto attached, which property is hereby incorporated herein by reference and made a part hereof.

TO HAVE AND TO HOLD all said properties, real and personal, mortgaged and conveyed by the Company as aforesaid, or intended so to be, unto the Trustee and its successors and assigns forever.

IN TRUST NEVERTHELESS, upon the terms and trusts set forth in the Original Indenture, dated August 1, 1923, said Supplemental Indentures dated as of February 1, 1948, January 1, 1951, June 1, 1959, October 1, 1967, January 1, 1976, June 1, 1979, May 6, 1987, June 1, 1993, September 1, 1998, May 1, 2002 and December 22, 2005 and this Supplemental Indenture, for the equal and proportionate benefit and security of those who shall hold the bonds and coupons issued and to be issued under the Indenture and this Supplemental Indenture, or any of them, without preference of or to any of said bonds and coupons over any others thereof by reason of priority in time of issue, maturity or negotiation thereof, or otherwise howsoever, except to the extent to which the terms of said bonds heretofore presently and hereafter issued may differ by virtue of the provisions of the Indenture providing, therefore:

It is hereby covenanted, declared and agreed by the Company and the Trustee that all the Series P bonds are to be issued, certified and delivered, and that the mortgaged property subject hereto or to become subject hereto is to be held, subject to the further covenants, conditions, uses and trusts set forth in the Indenture and as in this Supplemental Indenture are hereinafter set forth, and the Company, for itself and its successors, does hereby covenant and agree to and with the Trustee for the benefit of those who shall hold said bonds as follows:

ARTICLE I

Provisions with Respect to the Series P Bonds

Section 1. Form of Series P Bond. Pursuant to the provisions of the Indenture as supplemented hereby there shall be issued thereunder bonds of a series which is hereby created and is designated "First Mortgage Bonds, Series P". The registered bonds of said series and the certificate of authentication of the Trustee to be endorsed thereon shall be respectively substantially in the following general forms:

(Form of Registered Bond of Series P Without Coupons)

No. P-____ $__________
Date:_______

BIDDEFORD AND SACO WATER COMPANY
Incorporated under the laws of the State of Maine

FIRST MORTGAGE BOND, Series P
DUE APRIL 1, 2028


135

BIDDEFORD AND SACO WATER COMPANY, a corporation of the State of Maine (hereinafter called the "Company") FOR VALUE RECEIVED, hereby promises to pay to _______________, or registered assigns on April 1, 2028, at the office of U.S. BANK NATIONAL ASSOCIATION, Trustee, in Boston, Massachusetts (hereinafter, together with its successors, referred to as the "Trustee"), or at the principal office of any successor Trustee under the Indenture, the sum of ____________________DOLLARS ($_______), or such lesser amount as shall then be due and outstanding under the Loan Agreement referred to below, and to pay interest thereon at the rate of Two and Twenty Three Hundredths percent (2.23%) per annum (based on a 360-day year, 30 day month), at said office or in the manner provided in the Twelfth Supplemental Indenture mentioned below, semi-annually on the first days of April and October in each year, which interest runs from the most recent April 1 or October 1, as the case may be, to which interest has been paid preceding the date hereof (unless the date hereof is April 1, or October 1 to which interest has been paid, in which case said interest runs from the date hereof, or unless the date hereof is prior to October 1, 2008 in which case said interest runs from the date hereof), until the Company's obligation to pay such principal shall be discharged. Payment of the principal of (and premium, if any) and interest on this Bond shall be made in such coin or currency of the United States of America as, at the time of payment, shall be legal tender for the payment of public and private debts.

This bond is one of a duly authorized issue of bonds of the Company of the series and designation indicated on the face hereof in the total principal amount of $1,458,520, issuable as fully registered bonds without coupons, all issued and to be issued under and equally secured with bonds of other series, by an Indenture bearing date of August 1, 1923 (hereinafter, together with all Indentures supplemental thereto, dated as of February 1, 1948, January 1, 1951, June 1, 1959, October 1, 1967, January 1, 1976, June 1, 1979, May 6, 1987, June 1, 1993, September 1, 1998, May 1, 2002, December 22, 2005 and June 24, 2008, respectively, called the "Indenture"), executed by the Company and the Union Safe Deposit and Trust Company, as Trustee (U.S. Bank National Association, now Successor Trustee) to which Indenture this bond is subject and to which reference is hereby made for a description of the property mortgaged and pledged, the nature and extent of the security, the rights of the holders of the bonds as to such security and the terms and conditions upon which the bonds are and may be issued and secured.

The Company has entered into a Loan Agreement (the "Loan Agreement") dated as of June 24, 2008 with the Maine Municipal Bond Bank, providing for a loan to the Company to finance the costs of the acquisition and construction of equipment and facilities for improvement of the Company's water supply and water distribution system. The Loan Agreement provides, under certain circumstances, for the reduction in principal amount of indebtedness thereunder. In the event of such reduction, the principal amount outstanding of Series P bonds shall be reduced by a like amount.

All of the Series P bonds have been issued in the name of the Maine Municipal Bond Bank in satisfaction of payments required to be made by the Company pursuant to the Loan Agreement to evidence its obligation to make such payments.

The Series P bonds, of which this bond is a part, were initially issued as a single bond in the denomination of $1,458,520. Series P bonds issued upon any transfer of the Series P bonds in part, if permitted, shall be in the aggregate principal amount equal to the principal amount then outstanding of the bond so transferred, and in denominations of not less than $100,000, or the remaining principal amount then outstanding, whichever is less.

The Series P bonds are redeemable, prior to their expressed maturity, in whole or in part, at the option of the Company at any time or from time to time on not less than thirty (30) days previous notice given in the manner provided in the Twelfth Supplemental Indenture, dated as of June 24, 2008 (hereinafter called the "Supplemental Indenture"), by paying the principal amount thereof together with accrued interest thereon to the date fixed for such redemption.

In the event that any municipal corporation or other governmental sub-division (including incorporated water districts) or any authority created by or agency of the State or Federal Government within the territorial limits of which the Company shall then be operating shall acquire all or substantially all, in value, of the properties of the Company, then all Series P bonds shall be called for redemption and the consideration received for such properties shall, after application of other moneys in the possession of the Trustee held for the benefit of Series P bonds, and after provision for certain expenses and charges specified in the Indenture, be applied to the redemption and payment of the principal amount pro rata of all of the bonds then outstanding of whatever series, and interest accrued thereon, together with any premium applicable thereto.

This Bond is also subject to mandatory redemption in the circumstances, upon such notice, on the terms and at the applicable prices provided in the Supplemental Indenture.

The Supplemental Indenture provides for a sinking fund, to the provisions of which this Bond is subject and to the benefits of which this Bond is entitled, as more fully provided in the Supplemental Indenture.

If, at any time when less than all of the outstanding Series P bonds are to be redeemed, any institutional holder of Series P bonds to be redeemed continues to hold any of said bonds in its own name or in the name of its nominee, the principal amount of the bonds then to be redeemed shall be prorated in units of $100,000 each among the holders of the Series P bonds as nearly as practicable in the proportion that their respective holdings bear to the aggregate principal amount of Series P bonds outstanding on the date of selection. The principle of pro rata redemption shall be maintained in successive partial redemptions, as well as in any single partial redemption, so long as any institutional holder continues to hold any of the Series P bonds in its own name or in the name of its nominee. Such allocation as may be requisite for the purposes of the next preceding sentence shall be made by the Trustee in its discretion.

If this bond is called for redemption in whole or in part and if provision has been duly made for payment hereof, or of the part hereof so called, as required in the Indenture, in that event on and after the redemption date this bond or such called part hereof, as the case may be, shall cease to be entitled to any benefit under the Indenture except the right to receive payment out of the moneys deposited therefor, no interest will accrue on this bond or such called part hereof on or after the redemption date, and, if such moneys shall on the redemption date be available to the holder of this bond, then and in that event the Company, on and after the redemption date, shall be under no further liability in respect of the principal of, or premium, if any, or interest on, this bond or such called part hereof, except as expressly provided in the Indenture, and, if less than the whole principal amount hereof shall be so called, the registered owner (or registered assigns) shall be entitled in addition to the sums payable on account of the part called, to receive, without expense to such owner (or such assigns), on surrender hereof with proper instruments of transfer, and upon cancellation hereof, one or more bonds of Series P in an aggregate principal amount equal to that part of the principal amount hereof not then called and paid.

The principal hereof may also be declared due or may become due prior to the stated maturity hereof on the conditions, in the manner and at the times set forth in the Indenture and the Supplemental Indenture upon the happening of a default as in the Indenture and the Supplemental Indenture provided.

This bond is registered as to principal on the books of the Company at the office of the U.S. BANK NATIONAL ASSOCIATION, Successor Trustee, or its successor in said Trust, under the Indenture. This bond is transferable as prescribed in the Indenture and the Supplemental Indenture by the registered holder hereof in person or by his duly authorized attorney, at the principal office of the Trustee, upon surrender and cancellation of this bond, and, thereupon, a new bond or bonds of authorized denominations of the same series and for the same aggregate principal amount will be issued to the transferee in exchange for this bond as provided in the Indenture. The Company, the Trustee, any paying agent and any bond registrar may deem and treat the person in whose name this bond is registered as the absolute owner hereof, whether or not this bond shall be overdue, for the purpose of receiving payment of, or on account of, the principal of, premium, if any, and interest on this bond and for all other purposes; and neither the Company nor the Trustee nor any paying agent nor any bond registrar shall be affected by any notice to the contrary and interest, principal, and premium, if any, may be paid by the Company, Trustee or paying agent by making its check for said interest, principal and premium, to the registered holder without requiring presentment of this bond.

The bonds of Series P are issuable in denominations of not less than $100,000, or the remaining principal amount then outstanding, whichever is less. At the principal office of the Trustee in the City of Boston, Massachusetts, bonds of Series P may be exchanged for a like aggregate principal amount of bonds of Series P in other authorized denominations, in each case free of charge.

No recourse shall be had for the payment of the principal of (or premium, if any) or interest on this bond against any stockholder, officer or director of the Company, either directly or through the Company under any statute or by the enforcement of any assessment or otherwise, all such liability of stockholders, directors and officers being released by the holder hereof by the acceptance of this bond and being likewise waived and released by the terms of the Indenture.

The Supplemental Indenture permits that amendment of the Original Indenture, as it may have been amended, not provided for elsewhere and affecting the rights and obligations of the Company and of the holders of bonds outstanding thereunder, at any time or from time to time, may be made by the Company (by resolution of its Board of Directors) and the Trustee with the



written consent of the holders of a majority in aggregate principal amount of the bonds then outstanding thereunder or by their attorneys, duly authorized in writing, provided, however, that no such amendment shall be made, without the consent of the holder of every bond affected thereby, which would (i) make any change in the fixed maturity, the rate or time or times of payment of the principal of, or interest or premium on, any bond, or a reduction in the amount of principal or in the premium thereon, or otherwise affect the terms of payment of the principal of, or interest or premium on, any bond, (ii) affect the right of any bondholder to institute suit for the enforcement of any such payment, (iii) permit the creation of any lien ranking prior to or equal with the lien of the Indenture (other than additional series of bonds issued in compliance with the provisions of the Indenture) on any of the mortgaged and pledged property, or (iv) deprive the holder of any outstanding bond of the lien of the Indenture on any of the mortgaged and pledged property, and provided further that no such amendment shall affect the rights of the holders of one, or more, but less than all, of the series of bonds then outstanding without the written consent of the holders of a majority in aggregate principal amount of bonds then outstanding of each of the series so affected. Subject to the foregoing conditions, the Twelfth Supplemental Indenture, as it may have been amended, may be amended at any time and from time to time by the Company (by resolution of its Board of Directors) and the Trustee with the written consent of the holders of a majority in aggregate principal amount of the Series P bonds then outstanding or by their attorneys, duly authorized in writing. Any such consent shall be conclusive and binding upon the holder of this bond and upon all future holders of this bond or any bond issued upon the transfer hereof or in exchange hereof whether or not notation of such consent is made upon this bond. No reference herein to the Indenture or the Supplemental Indenture and no provision of this bond or of the Indenture or the Supplemental Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this bond at the time and place and at the rate and in the coin or currency herein prescribed.

This bond shall not become obligatory until U.S. Bank National Association, Successor Trustee under the Indenture, or its successor thereunder, shall have executed the certificate of authentication endorsed hereon.

IN WITNESS WHEREOF, BIDDEFORD AND SACO WATER COMPANY has caused this bond to be signed in its name by its President, and its corporate seal to be hereto affixed, and attested by its Treasurer, as of the ____ day of _________, 20__.

BIDDEFORD AND SACO WATER COMPANY

By:___________________________
Its President

(SEAL)

ATTEST:

____

Its Treasurer

(Form of Trustee's Certificate of Authentication)

This is to certify that this bond is one of the bonds described in the within mentioned Supplemental Indenture, dated as of June 24, 2008.

U.S. BANK NATIONAL ASSOCIATION,
TRUSTEE

By:______________________________
Authorized Signatory

Section 2. Terms of Series P Bonds. Anything in the Indenture to the contrary notwithstanding, all of the terms and conditions contained in the form of registered Series P bonds hereinbefore set out and the terms and conditions set out in Articles I to IV inclusive of this Supplemental Indenture, are hereby fixed, pursuant to Section 9 of Article I of the Indenture, as the terms and conditions of said Series P bonds. Otherwise than as enlarged or restricted by the terms appearing in said form of Series P bond, the rights of the holder of said Series P bonds shall be as set forth in the Indenture and this Supplemental Indenture. The aggregate principal amount of the Series P bonds is limited to $1,458,520. The Loan Agreement provides, under certain circumstances, for a reduction in the principal amount of the indebtedness of the Company thereunder and, in that event, the provision of a Statement of Revised Principal Amount by the Bond Bank to the Trustee and the Company (the "Statement"). Following receipt of the Statement, the principal amount of the Series P bonds shall be reduced by the amount or amounts, and at the time or times, stated therein.

Section 3. Title. The full title of the bonds is "First Mortgage Bonds, Series P", and said bonds are sometimes herein referred to as "Series P bonds" or "bonds of Series P".

Section 4. Transfer and Exchange of Series P Bonds. The fully registered Series P bonds without coupons shall be substantially of the tenor of the registered bonds hereinbefore set out.

Upon surrender for transfer of any fully registered Series P bond without coupons at the office of the Trustee, the Company shall, without charge, execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new



fully registered Series P bonds without coupons of a like aggregate principal amount, all as requested by the transferor.

All Series P bonds surrendered upon any exchange or transfer provided for in this Supplemental Indenture shall be promptly cancelled by the Trustee and thereafter disposed of as directed by the Company.

All Series P bonds issued in exchange for or upon transfer of Series P bonds shall be the valid obligation of the Company, evidencing the same debt, and entitled to the same benefits under the Indenture and this Supplemental Indenture, as the bonds surrendered for such exchange or transfer.

Every Series P bond presented or surrendered for transfer, exchange or discharge from registration, shall (if so required by the Company or the Trustee) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Trustee and the Company duly executed by the holder thereof or his attorney duly authorized in writing.

The Company shall not be required (i) to transfer or exchange any fully registered Series P bond for a period of fifteen (15) days next preceding any interest payment date, or (ii) to issue, transfer, or exchange any Series P bond during a period beginning at the opening of business fifteen (15) days before any selection of such bonds to be redeemed and ending at the close of business on the date of the first publication, or the mailing (if there is no publication) of the relevant notice of redemption, or (iii) to transfer or exchange any Series P bond called or being called for redemption in whole or in part.

On payment upon redemption or otherwise of a portion only of the principal amount of any Series P bond, the holder thereof shall surrender it to the Trustee which shall thereupon issue and deliver, without charge to the holder, a new bond or bonds in the aggregate principal amount of the unpaid balance of principal of the surrendered bond, provided, however, that the Trustee shall not require such surrender if the Company shall agree in writing as to a notation procedure with the holder of any bond, and the Trustee shall thereupon make such redemptions or payments in accordance with said written agreement.

Each bond delivered under this Supplemental Indenture upon transfer of, or in exchange for, or in lieu of any other bond, shall carry all the rights to interest accrued and unpaid, and to accrue, which were carried by such other bond, and each such bond shall be so dated that neither gain nor loss in interest shall result from such transfer, exchange or substitution.

Section 5. Redemption of Series P Bonds.

(A) Upon Condemnation. In the application of the consideration received by the Company, in connection with the acquisition of all or substantially all, in value, of the properties of the Company by any municipal corporation or other governmental subdivision within the territorial limits of which the Company shall then be operating (including incorporated water districts) or any authority created by or agency of the State or Federal Government, to the redemption and payment of Series P bonds or pro rata to all of the bonds then outstanding of whatever series, as provided in the foregoing, form of bond of Series P, there shall first be set aside such sum or sums of money as shall be necessary to liquidate all taxes and assessments and the reasonable compensation and expenses of the Trustee and its agents, attorneys and counsel and all other sums payable to or by the Trustee under any provision of the Indenture which may be then due or, in the determination of the Trustee, may be reasonably expected to accrue and become due as incident to the Company's previous operations, ownership of property, or obligations incident to the existence of said bonds as obligations of the Company outstanding and to their liquidation.

(B) Sinking Fund. The Company covenants and agrees that it will pay or cause to be paid (the "Annual Sinking Fund Payment") to the holder of the Series P bonds on or prior to April 1, 2009 and on or prior to the first day of April in each year thereafter up to and including April 1, 2028 (the "Sinking Fund Payment Dates"), an amount sufficient to redeem, at par, a principal amount of Series P bonds equal to the Annual Sinking Fund Requirement as a sinking fund for the redemption of Series P bonds. The Annual Sinking Fund Requirement may vary from payment date to payment date and shall be equal to the amount or amounts set forth in Exhibit B attached hereto. Exhibit B shall be amended to reflect the revised principal amount of the Series P bonds set forth in the Statement, if any, in the manner therein provided.

If retired by such mandatory Annual Sinking Fund Payments, no principal amount would remain outstanding on the Series P bonds, and the Loan would be paid in full, following the sinking fund payment on the last Sinking Fund Payment Date.

The amount of any Annual Sinking Fund Payment paid to the Trustee shall be held by the Trustee as security for payment of only the Series P bonds until applied as hereinafter in this subdivision provided.

All moneys at the time in the sinking fund shall forthwith, and no later than the next Sinking Fund Payment Date, be applied by the Trustee for the redemption of Series P bonds in the manner provided herein, except that solely in the case of such sinking fund redemptions no notice of intention to redeem shall be required.

All Series P bonds redeemed through operation of the sinking fund shall be cancelled and cremated by the Trustee.

(C) Optional Redemption. The Series P bonds shall be redeemable at the option of the Company (at any time, as a whole or from time to time in part) at a price equal to one hundred per cent (100%) of the principal amount thereof, plus accrued interest to the date of redemption, provided however, that the redemption price shall not in any case exceed the aggregate of all amounts then owed by the Company under the Loan Agreement (the "Redemption Price").

(D) Mandatory Redemption upon acceleration of Indebtedness under the Loan Agreement. If at any time while the Bond Bank is the registered holder of the Series P bonds, it shall have exercised its rights to accelerate the Company's indebtedness under the Loan Agreement and the Bond Bank shall have given notice of such acceleration to the Trustee, the

Series P bonds shall be redeemed in such amount and at such times as are necessary to fund the repayment of amounts due under the Loan Agreement at the Redemption Price. Notwithstanding anything herein to the contrary, no notice of intention to redeem shall be required with respect to a redemption under this Section 5(D) of Article I.

Section 6. Notice of Optional Redemption. The election of the Company to redeem any Series P bonds pursuant to Section 5(C) of this Article I shall be evidenced by a resolution of its Board of Directors.

Anything in the Indenture or this Supplemental Indenture to the contrary notwithstanding, notice to redeem Series P bonds pursuant to Section 5(A) or Section 5(C) of this Article I shall be given by or on behalf of the Company by first class mail, postage prepaid, mailed not less than thirty (30) days nor more than sixty (60) days prior to the date fixed for redemption to each holder of such bonds registered as to principal to his last address appearing on the books of the Company (as kept by the Trustee).

If less than all of the Series P bonds are to be redeemed, the particular bonds to be redeemed shall be selected by the Trustee not more than forty-five (45) days prior to the date fixed for redemption from the outstanding Series P bonds on a pro rata basis as provided in the form of Series P bond.

Section 7. Payments. The principal of, interest on, or redemption price (if any) of the Series P bonds shall be payable at the office or agency of the Trustee in the City of Boston, Massachusetts, in coin or currency of the United States of America which at the time of payment is legal tender for public and private debts; provided, however, that for so long as the Bond Bank is the registered holder of the Series P bonds, all payments of principal, interest or redemption price on the Series P bonds shall be paid directly to the Bond Bank at such address as shall appear for the Bond Bank in the registration books of the Company kept at the office of the Trustee. Upon making such payment, the Company shall provide the Trustee with prompt written notice thereof. For so long as the Bond Bank is the registered holder of the Series P bonds, the Trustee shall be entitled to presume that all such payments have been made as provided in this paragraph until such time as the Trustee has received written notice from the Bond Bank that any such payment has not been made. Any payment required to be made by the Company to the Trustee hereunder or upon the Series P bonds shall be reduced to the extent that monies then held by the Bond Bank are available for application to the same purpose of such payment. Except as otherwise described herein, the Company shall make such payments to the Trustee at such times as are necessary to allow the Trustee to make all required payments on the Series P bonds.

ARTICLE II
Authentication and Delivery of Series P Bonds

Section 1. Series P bonds in the aggregate principal amount of $1,458,520 shall forthwith be executed by the Company and delivered to the Trustee and shall be authenticated by the Trustee and delivered (whether before or after the filing or recording hereof) at one time, or from time to time, in accordance with the order of the Company evidenced by a writing or writings signed by the Company by its President and its Treasurer, upon compliance with the provisions of Section 5 of Article I of the Indenture.

Section 2. The Series P bonds shall be in printed or typewritten form.

Section 3. Series P bonds is a closed series and no Series P bonds additional to the $1,458,520 in principal amount thereof to be issued hereunder shall be issued except for Series P bonds issued under the provisions hereof in substitution or exchange for or upon transfer or in lieu of Series P bonds previously outstanding hereunder.

ARTICLE III
Covenants of the Company

Section 1. The Company hereby covenants that it will undertake, observe, keep and perform all the terms, conditions, restrictions, and obligations on its part to be undertaken, observed, kept and performed, as set forth in the Original Indenture, all indentures supplemental thereto (including this Supplemental Indenture) and in the bonds heretofore issued thereunder and now outstanding and those to be issued hereunder, except that the phrase commencing with "provided that the average annual net earnings..." and ending with "...outside parties", in Article 1, Section 5 of the Original Indenture shall not apply to the Series P bonds.

Section 2. For any default by the Company in any covenant, stipulation, promise or agreement herein contained, or contained in the Series P bonds, the Trustee and the bondholders shall have the same rights and remedies as are provided in the Indenture. In the event of any acceleration of the Series P bonds, each holder of a Series P bond may exercise any right, power or remedy available at law or equity to enforce the rights under the Series P bonds, including without limitation, the right to seek a judgment against the Company as to all amounts then due and execute such judgment against the property of the Company, subject always to the rights of the bondholders under the Indenture, or the right to seek injunctive relief against the Company or to appoint a receiver for said Company; provided that any other remedies specifically available only under the Indenture to the Trustee or to the holder of any First Mortgage bond issued under the Indenture (other than the remedies provided in this Section 2 of Article III) may be exercised only upon compliance with the terms and conditions set forth in the Indenture. The exercise by the holder of any Series P bond of any of the rights set forth in the immediately preceding sentence shall not, except as required by law, affect any other rights or remedies which the Trustee or any bondholder may have as a result of any breach or default referred to in this Section 2 of Article III.

ARTICLE IV
Amendments

Section 1. Any amendment of the Original Indenture, as it may have been amended, not provided for elsewhere and affecting the rights and obligations of the Company and of the holders of bonds outstanding thereunder, at any time or from time to time, may be made by the Company (by resolution of its Board of Directors) and the Trustee with the written consent of the holders of a majority in aggregate principal amount of the bonds then outstanding thereunder, or by their attorneys, duly authorized in writing, provided, however, that no such amendment shall be made, without the consent of the holder of every bond affected thereby, which would (i) make any change in the fixed maturity, the rate or time or times of payment of the principal of, or interest or premium on, any bond, or a reduction in the amount of principal or in the premium thereon, or otherwise affect the terms of payment of the principal of, or interest or premium on, any bond, (ii) affect the right of any bondholder to institute suit for the enforcement of any such payment, (iii) permit the creation of any lien ranking prior to or equal with the lien of the Indenture (other than additional series of bonds issued in compliance with the provisions of the Indenture) on any of the mortgaged and pledged property, or (iv) deprive the holder of any outstanding bond of the lien of the Indenture on any of the mortgaged and pledged property, and provided further that no such amendment shall affect the rights of the holders of one, or more, but less than all, of the series of bonds then outstanding without the written consent of the holders of a majority in aggregate principal amount of bonds then outstanding of each of the series so affected. Subject to the foregoing conditions, this Twelfth Supplemental Indenture may be amended at any time and from time to time by the Company (by resolution of its Board of Directors) and the Trustee with the written consent of the holders of a majority in aggregate principal amount of the Series P bonds then outstanding or by their attorneys, duly authorized in writing. For all purposes of this Article IV, the Trustee shall be entitled to rely upon an opinion of counsel with respect to the extent, if any, to which any action permitted by this Section 1 of Article IV affects the rights under the Indenture of holders of any bonds then outstanding.

Section 2. Any amendment made as provided in Section 1 of this Article IV shall be conclusively binding upon the Company, the Trustee and the holders of Series P bonds and subsequent series, provided, however, that no such amendment shall in any manner be so construed as to change or modify any of the rights or obligations of the Trustee without its written consent thereto.

Section 3. A copy or summary of any amendment made as provided in Section 1 of this Article IV shall be sent by or on behalf of the Company by first class mail, postage prepaid, within ten (10) days after the same has been made to each holder of Series P bonds registered as to principal to its last address appearing on the books of the Company (kept by the Trustee).

Section 4. Instruments supplemental to this Indenture embodying any amendment of the Indenture, or of any indenture supplemental thereto, or of the rights and obligations of the Company or of the holders of the Series P bonds and subsequent series made as provided in Section 1 of this Article IV, may be executed by the Company and the Trustee, and upon demand of the Trustee shall be executed by the Company and the Trustee. The Trustee may receive an opinion of counsel as conclusive evidence that any such instrument or instruments comply with the conditions and provisions of this Article IV and with the consent given by bondholders.


145

ARTICLE V
Miscellaneous

Section 1. Except as otherwise provided herein, all of the terms, provisions, and conditions of the Indenture, as hereby supplemented and amended, shall be and remain in full force and effect and shall apply to the property hereby mortgaged and pledged and to Series P bonds and to the holders thereof.

Section 2. This Supplemental Indenture shall be binding upon and inure to the benefits of the Company and its successors and assigns and the Trustee and its successor or successors.

Section 3. This Supplemental Indenture may be simultaneously executed in any number of counterparts, and all said counterparts executed and delivered, each as an original, shall constitute but one and the same instrument.

IN WITNESS WHEREOF, BIDDEFORD AND SACO WATER COMPANY has caused these presents to be executed in its behalf by its President and the same attested by its Treasurer, thereunto duly authorized, and its corporate seal to be hereto affixed, and said U.S. BANK NATIONAL ASSOCIATION, in confirmation of its acceptance of said trust, has caused these presents to be executed in its behalf by a Vice President and its corporate seal to be hereto affixed, and the same to be attested by the signature of a Vice President or an Assistant Vice President or an Assistant Secretary or a Corporate Trust Officer, as of the day and year first written.

Signed Sealed and Delivered
in Presence of:

____

BIDDEFORD AND SACO WATER COMPANY

By:______________________________
President

SEAL

ATTEST

____
Treasurer

____

U.S. BANK NATIONAL ASSOCIATION, Trustee

By:______________________________
Vice President

ATTEST

____
Title:______________________________



ARTICLE V
Miscellaneous

Section 1. Except as otherwise provided herein, all of the terms, provisions, and conditions of the Indenture, as hereby supplemented and amended, shall be and remain in full force and effect and shall apply to the property hereby mortgaged and pledged and to Series P bonds and to the holders thereof.

Section 2. This Supplemental Indenture shall be binding upon and inure to the benefits of the Company and its successors and assigns and the Trustee and its successor or successors.

Section 3. This Supplemental Indenture may be simultaneously executed in any number of counterparts, and all said counterparts executed and delivered, each as an original, shall constitute but one and the same instrument.

IN WITNESS WHEREOF, BIDDEFORD AND SACO WATER COMPANY has caused these presents to be executed in its behalf by its President and the same attested by its Treasurer, thereunto duly authorized, and its corporate seal to be hereto affixed, and said U.S. BANK NATIONAL ASSOCIATION, in confirmation of its acceptance of said trust, has caused these presents to be executed in its behalf by a Vice President and its corporate seal to be hereto affixed, and the same to be attested by the signature of a Vice President or an Assistant Vice President or an Assistant Secretary or a Corporate Trust Officer, as of the day and year first written.

Signed Sealed and Delivered
in Presence of:

BIDDEFORD AND SACO WATER COMPANY

By:____________________
President

ATTEST

____
Treasurer

U.S. BANK NATIONAL ASSOCIATION,
Trustee

By: Karen Beard
Vice President

ATTEST

Title: Vice President

STATE OF MAINE
Cumberland, ss.

June 24, 2008

Then personally appeared the above-named Clifford S. Mansfield, Jr., President and Treasurer of said BIDDEFORD AND SACO WATER COMPANY, and acknowledged the foregoing instrument to be his free act and deed in his said capacities, and the free act and deed of said Company.

Before me,

SEAL

Lois J Brown
~~Attorney at Law~~/Notary Public
Print Name:
My commission expires:

LOIS J. BROWN
NOTARY PUBLIC, MAINE
MY COMMISSION EXPIRES NOVEMBER 8, 2014

COMMONWEALTH OF MASSACHUSETTS
County of Suffolk, ss.

__________, 2008

Then personally appeared ____________________, Vice President of U.S. BANK NATIONAL ASSOCIATION and acknowledged the foregoing instrument to be his free act and deed in his said capacity and the free act and deed of said Bank.

Before me,

____
Notary Public
Print Name:
My commission expires:

STATE OF MAINE
Cumberland, ss. _________, 2008

Then personally appeared the above-named Clifford S. Mansfield, Jr., President and Treasurer of said BIDDEFORD AND SACO WATER COMPANY, and acknowledged the foregoing instrument to be his free act and deed in his said capacities, and the free act and deed of said Company.

Before me,

____
Attorney at Law/Notary Public
Print Name:_____________________
My commission expires:____________

COMMONWEALTH OF MASSACHUSETTS
County of Suffolk, ss. 6/24, 2008

Then personally appeared Karen Beard, Vice President of U.S. BANK NATIONAL ASSOCIATION and acknowledged the foregoing instrument to be his free act and deed in his said capacity and the free act and deed of said Bank.

Before me,

____
Notary Public
Print Name:_____________________
My commission expires:____________

JORDAN D. MUSSER
Notary Public
Commonwealth of Massachusetts
My Commission Expires
May 3, 2013

EXHIBIT A

See Attached Easement Deeds



Doc# 2006032242
Bk 14878 Pg 0407 - 0408
Received York SS
06/26/2006 12:18PM
Debra L. Anderson
Register of Deeds

Space above for recording information Doc#: 34497 Bk:26157 Pg: 139

WARRANTY DEED
EASEMENT DEED

KNOW ALL MEN BY THESE PRESENTS that **JEFFREY THOMPSON, JR.** and **COLLEEN J. THOMPSON**, of the Town of Old Orchard Beach, County of York and State of Maine, in consideration of one dollar and other valuable consideration, grant to **BIDDEFORD AND SACO WATER COMPANY**, a Maine Corporation, with a principal place of business at 181 Elm Street, Biddeford, 04005, with **warranty covenants**, the following described property:

A perpetual easement over, under and across a certain parcel of land situated in Old Orchard Beach, in the County of York and State of Maine, and being the length and breadth of a certain private road known as "New Colony Drive" (hereafter the "Road"), said Road being located on the northwesterly side of Ross Road, so called, and as shown on plan of Pilgrim Place Condominium recorded in the York County Registry of Deeds in Condominium File 368, Page 1.

The purpose of the within easement is to allow the Grantee to connect a water line to the existing water main located within said Road, along with the right to access said connection for the purpose of maintenance and repair of the water line connection and related valve. The Grantee herein agrees that, in the exercise of its rights hereunder, it shall restore the surface of the Road as near as possible to its condition prior to any such exercise. This easement pertains only to the connection to the water main within the Road; Grantee does not have and does not assume any responsibility or liability in regard to said water main.

The within easement is for the benefit of, and intended to allow a water line connection to, property of Eric W. Thompson (being the same premises conveyed to him by the Grantors herein by deed dated April 19, 2005 and recorded in the York County Registry of Deeds in Book 14441, Page 544) and property of Dustin J. Thompson and Aimee V. Thompson (being the same premises conveyed to them by the Grantors herein by deed dated September 21, 2005 and recorded in said Registry of Deeds in Book 14607, Page 488).

2 pg → Biddeford & Saco Water
P.O. Box 304
Biddeford me 04005

The right of the Grantors to grant the within easement was reserved in deed from the Grantors and others to Pilgrim Place, Inc. in deed dated March 18, 1988, and recorded in the York County Registry of Deeds in Book 4690, Page 64.

IN WITNESS WHEREOF the said **JEFFREY THOMPSON, JR.** and **COLLEEN J. THOMPSON** have set their hands and seals this 19th day of June, 2006.

______________________ Jeffrey Thompson, Jr.

______________________ Colleen J. Thompson

STATE OF MAINE
YORK, ss.

June 19, 2006

Then personally appeared the above named JEFFREY THOMPSON, JR. and COLLEEN J. THOMPSON and acknowledged the foregoing instrument to be their free act and deed, before me

Notary Public/Attorney-at-Law

Beth Gilman
Notary Public, Maine
My Commission Expires
April 18, 2010

SEAL

END OF DOCUMENT


Doc# 2008024573
Bk 15434 Pg 0112 - 0114
Received York SS
06/12/2008 11:34AM
Debra L. Anderson
Register of Deeds

EASEMENT

Doc#: 34497 Bk:26157 Pg: 141

SACO ISLAND WEST, LLC, a Maine limited liability company having a mailing address of 110 Main Street, Saco, Maine 04072, for consideration paid, grants to **BIDDEFORD AND SACO WATER COMPANY,** a Maine corporation having a mailing address of 181 Elm Street, Biddeford, Maine 04005, with QUITCLAIM COVENANT, a perpetual easement to locate, install, maintain, repair, replace and operate water pipes, lines, valves, pumps and appurtenances thereto. Said easement shall from Main Street, in the City of Saco, to Building #3 (as such building is shown on plan entitled ALTA/ACSM LAND TITLE SURVEY, PREPARED FOR SACO ISLAND WEST, LLC, MAIN STREET, SACO, YORK COUNTY, MAINE, Sheet S1, dated November 15, 2007 by Oak Engineers, and recorded in the York County Registry of Deeds in Plan Book 326, Page 18). The location of said easement is depicted on the sketch entitled Exhibit A______, dated __________________, prepared by _______________, a reduced copy of which is attached as Exhibit A and made a part hereof.

Reference is hereby made to deed from Cutts Island Group to Saco Island West, LLC, dated October 1, 2007 and recorded in the York County Registry of Deeds in Book 15270, Page 393.

1317117.1

IN WITNESS WHEREOF, Robert A. Martin has caused this instrument to be signed and witnessed, this 24 day of May, 2008.

WITNESS

SACO ISLAND WEST, LLC

By ROBERT A. MARTIN
Its Manager

STATE OF MAINE
COUNTY OF York

On May 25, 2008, personally appeared before me the above-named person, and acknowledged the foregoing to be his free act and deed.

Notary Public/Maine ~~Attorney at Law~~
Printed Name: Gayle Witham
My commission expires 8/13/09

SEAL

1317117.1

154

Ex A.

Doc#: 34497 Bk:26157 Pgs: 143

SITE LOCATION MAP

BUILDING AREA

FIRST LEVEL GROSS FLOOR AREA	= 14,432 S.F.
SECOND LEVEL GROSS FLOOR AREA	= 14,432 S.F.
THIRD LEVEL GROSS FLOOR AREA	= 14,432 S.F.
FOURTH LEVEL GROSS FLOOR AREA	= 14,432 S.F.
FIFTH LEVEL GROSS FLOOR AREA	= 14,432 S.F.
TOTAL	= 72,160 S.F.

End of Document

Best Copy At Time Of Recording

Doc# 2007042464
Bk 15237 Pg 0284
Received York SS
08/28/2007 9:58AM
Debra L. Anderson
Register of Deeds

AGREEMENT, made this 16th day of August, 2007 by and between Pierre G. Vallee of the City of Saco, County of York, Maine, and the **BIDDEFORD AND SACO WATER COMPANY**, a corporation organized under the Private and Special Laws of the State of Maine, and having a place of business in Biddeford, York County, Maine (hereinafter sometimes referred to as the "UTILITY").

WHEREAS, **Pierre G. Vallee** is the owner of certain real estate (the premises) situated on 30 **Ross Road**, so-called, in the City of Saco, County of York, Maine, and being more particularly bounded and described in YORK COUNTY, REGISTRY OF DEEDS **BOOK 15216, PAGE 126**; and

WHEREAS, ~~30~~ 32 **Ross Road** is a lot that has frontage on the public way of Ross Road in two locations, one that has 25 feet of frontage on an existing water main and one that does not,

WHEREAS, **Pierre G. Vallee** has requested that the improvements to provide public water consist of a **1-inch service pipe of approximately 30 feet in length between the center of that portion of** the above referenced lot that has frontage on the existing water main in Ross Road and the presently existing water main which is located within the public way of **Ross Road**; and

WHEREAS, construction of additional homes which would require further extension of the water main in **Ross Road** is **unlikely**; and

WHEREAS, the present cost of such extension is approximately **$120.00** dollars per linear foot plus excavation and backfill; and

WHEREAS, **Pierre G. Vallee** does not desire to pay for a water main extension which may be unnecessary, but agrees that if additional service is required in the future the owner of the premises described in YORK COUNTY, REGISTRY OF DEEDS **BOOK 15216, PAGE 126**, shall pay for a portion of the cost of such extension; and

WHEREAS, the parties hereto wish to enter into a written agreement to evidence their agreement;

NOW, THEREFORE, in consideration of the mutual agreements hereinafter set forth, *it is agreed as follows:*

1. CONNECTION; The UTILITY shall allow the physical connection of a 1-inch copper service pipe to the existing main located in **Ross Road, City of Saco**, County of York, Maine, and shall supply water to such service pipe at its usual and customary charges.

2. FUTURE EXTENSION; In the event future extension of the water main is required because additional residences are constructed along Ross Road, it is agreed that the then owner of the premises described in YORK COUNTY, REGISTRY OF DEEDS **BOOK 15216, PAGE 126** shall be responsible for the payment of the then proportionate cost of the installation of an adequately sized main from the end of the existing main on the date hereof to the centerline of said premises. Said proportionate share shall be calculated in accordance with the rules of the Maine Public Utilities Commission then existing.

3. RENT; The owner of said premises shall pay such cost of such extension within 20 days of the submission of a bill therefore. In the event the bill is not so paid, the UTILITY shall be entitled to interest on the unpaid balance at the rate of Twelve Percent (12%) per annum, shall be entitled to collect the same in a civil action and shall be entitled to reasonable attorneys' fees incurred in the collection thereof.

4. BENEFIT AND CONSTRUCTION; The terms of this Agreement shall be binding upon the owner of the premises described in YORK COUNTY, REGISTRY OF DEEDS **BOOK 15216, PAGE 126** during the period of such ownership only and after conveyance no further obligation shall exist in anyone other than the then owner or such owner's successors. This Agreement shall inure to the benefit of the UTILITY, its successors and assigns, and shall be construed in accordance with the Laws of the State of Maine.

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands and seals all as of the day and date first above written.

SIGNED, SEALED AND DELIVERED
IN PRESENCE OF:

Suzanne M. Cole — Pierre G. Vallee
Pierre G. Vallee

BIDDEFORD AND SACO WATER COMPANY

Suzanne M. Cole — C.S. Mansfield, Jr.
C.S. Mansfield, Jr.
its President

STATE OF MAINE
YORK,ss

Date August 16, 2007

Personally appeared the above named Pierre G. Vallee, and acknowledged the foregoing instrument to be his free act and deed.

Before me, Kimberly A. Nightingale Notary Public
My Commission expires March 13, 2010
Print: Kimberly A. Nightingale

SEAL

→ Biddeford + Saco Water Co. P.O. Box 304 Bidd, Me 04005


Doc# 2008011713
Bk 15378 Pg 0632 - 0638
Received York SS
03/25/2008 9:58AM
Debra L. Anderson
Register of Deeds

EASEMENT DEED

Doc#: 34497 Bk:26157 Pg: 145

KNOW ALL MEN BY THESE PRESENTS

That, **NEW LIFE CHRISTIAN FELLOWSHIP,** a Maine religious, non-profit corporation having its principal offices in the City of Biddeford, County of York and State of Maine, in consideration of One ($1.00) Dollar and other good and valuable consideration paid by **BIDDEFORD AND SACO WATER COMPANY**, a Maine corporation duly organized and established under the Private and Special Laws of the State of Maine on March 12, 1881, and having its principal place of business located in the City of Biddeford, County of York and State of Maine, and a mailing address of: 181 Elm Street, Biddeford, Maine 04005, the receipt whereof it does hereby acknowledge, does hereby **give, grant, bargain, sell and convey** unto the said Biddeford and Saco Water Company, its successors and assigns, a perpetual right and easement, in common with others, to enter at any and all times by foot and by vehicles upon the following described parcel of land:

A certain lot or parcel of land located in the City of Biddeford, County of York and State of Maine and situated on the Southerly side of Alfred Road, so-called, also known as Route #111, and being more fully bounded and described as follows:

(For Complete Description, See Exhibit A annexed hereto and incorporated herein)

Please return to: Alan S. Nelson, Esq.
37 Beach Street
Saco, ME 04072

7p

AND the right to construct and perpetually maintain through, under and across the aforesaid premises, water pipes and street services, conduits and pipelines, with all necessary fixtures and appurtenances for conveying water, and the right to lay, re-lay, repair, maintain, remove and replace water pipe or pipes and street services upon or under said premises with all necessary fixtures and appurtenances, together with the right at all times to make connection with said water pipes, conduits and pipelines to land adjoining said parcel by means of pipes or services; to trim, cut down and remove bushes to such extent as in the judgment of the Grantee is necessary for any of the above purposes, and to enter upon said premises at any and all times with men, vehicles, machinery, equipment and materials for any of the foregoing purposes; reserving to the Grantor, its successors and assigns, the use and enjoyment of said premises for such purposes only as will in no way interfere with the perpetual use thereof by the Grantee, its successors and assigns, for the purposes above mentioned; PROVIDED, that no building or any kind of permanent structure shall be erected on said premises by the Grantor, its successors and assigns, and that neither the Grantor nor the Grantee, their successors and assigns, shall remove earth from said premises or place fill thereon, or install any means of drainage which shall cause the removal of earth from said premises, without the prior written permission of the other Party, their successors and assigns, which consent shall not be unreasonably withheld.

The foregoing Easement is further granted **subject to:**

(a) the replacement by the Grantee corporation of the surface of the ground in substantially the same condition as existed prior to any excavation which may be required for the purposes hereinabove set forth; and

(b) the restriction that, except in the case of catastrophic equipment failures, weather events or accidents, Grantee corporation shall exercise its foregoing easement rights in such a manner as to not prevent or unnecessarily disturb or hinder the passage of vehicular traffic by the business invitees of Grantor or its Lessees, bearing in mind that the access way is used in part as the entrance and exit road for a car wash business, the current Lessee of the Grantor.

TO HAVE AND TO HOLD the perpetual right and easement over the aforegranted and bargained premises, with all the privileges and appurtenances thereof, to the said Biddeford and Saco Water Company, its successors and assigns, to its and their own use and behoof forever.

AND the said New Life Christian Fellowship does hereby covenant with the said Grantee, its successors and assigns, that it is lawfully seized in fee of the premises; that they are free of all encumbrances, except as herein noted and any and all state, federal and local land use regulations, ordinances, statutes and acts, including the zoning laws and ordinances of the City of Biddeford, Maine; that it has good right to convey the same to the said Grantee to hold as aforesaid; and that it and its successors shall and will **warrant and defend** the same to the said Grantee, its successors and assigns forever, against the lawful claims and demands of all persons.

IN WITNESS WHEREOF, the said **New Life Christian Fellowship** has caused this instrument to be sealed with its corporate seal and signed in its corporate name by **Jeffrey A. Tarbox, its President** thereunto duly authorized, this 24th day of March, in the year of our Lord Two Thousand and Eight.

Signed, Sealed and Delivered
In the presence of

Alan S. Nelson

NEW LIFE CHRISTIAN FELLOWSHIP

By: Jeffrey A. Tarbox
Jeffrey A. Tarbox
Its President, thereunto duly authorized

STATE OF MAINE
YORK, SS.

March 24, 2008

Then personally appeared the above named **Jeffrey A. Tarbox, President** of said **New Life Christian Fellowship** as aforesaid and acknowledged the foregoing instrument to be his free act and deed in his said capacity, and the free act and deed of said Corporation.

My Notary Commission
expires on: ________________

Before me,

Alan S. Nelson
Attorney-at-Law/~~Notary Public~~

ALAN S. NELSON
(Print or type name)

A perpetual right and easement as more specifically set forth in this Easement Deed in, over and under a certain lot or parcel of land situated on the Southerly side of Alfred Road, so-called, also known as Route #111, in the City of Biddeford, County of York and State of Maine, and being more fully bounded and described as follows:

Beginning at a point on the Southerly sideline of said Alfred Road, said point of beginning being located South 79° 40' 9" West a distance of 201.66 feet from an iron rod set in the ground in the Southerly sideline of said Alfred Road at the Northwesterly corner of land conveyed to New Life Advent Christian Church, now known as New Life Christian Fellowship, by a Quitclaim Deed from Darilyn Tarbox, et al., dated March 29, 2002 and recorded in the York County Registry of Deeds in Book 11547, Page 222;

Thence South 0° 19' 52" East by land of the Grantor 62.30 feet to a point;

Thence South 0° 27' 30" West by land of the Grantor 16.20 feet to a point;

Thence continuing along the Easterly sideline of said Easement, with a curve deflecting to the right a distance of 43.25 feet to a point, said curve having a radius of 226.18 feet;

Thence South 35° 20' 17" West by land of the Grantor 12.24 feet to a point;

Thence North 67° 51' 46" West by land of the Grantor 44.64 feet to a point;

Thence North 0° 30' 59" East by land of the Grantor 102.83 feet to a point on the apparent Southerly sideline of said Alfred Road;

Thence North 79° 40' 9" East by the Southerly sideline of said Alfred Road 59.19 feet to the point of beginning.

Together with the right to use in common with the Grantor and others the existing access driveway from Route 111 over the above-described premises, as the same may be from time to time relocated by the Grantor with the prior written consent of the Grantee, and together with the right of the Grantor, its successors and assigns to install such other utilities as are necessary to support the uses of the remaining land of the Grantor, its successors and assigns; **provided, nevertheless,** that the Grantee, its successors and assigns and any other utility serving the property of the Grantor, it successors and assigns and serving Grantor's lessee, its sub-lessees, and their successors and assigns, shall make such installations, repairs or related work in accordance with State of Maine standards in order not to impair or interfere with the provision of services by the Grantee, its successors and assigns and of any other utility.

The above-described Easement Area is more particularly shown on a Plan entitled, "Waterline Easement", prepared by Gorrill-Palmer Consulting Engineers, Inc., dated January, 2008, being Plan No. SK2, and attached hereto as **Exhibit B**.

EXHIBIT B

ROUTE 111

102.83' N 0°30'58" E

82.30' S0°19'52" E

EASEMENT FOR BIDDEFORD SACO WATER COMPANY

R=258.19 L=43.25' 16.20' S 0°21'50" W

12.24' S 35°20'17" W

N 79°40'9" E 201.66'

NOTE:

EASEMENT BEARINGS AND DISTANCES BASED ON BOUNDARY SURVEY DONE BY OTHERS.

1 inch = 40 ft.

Design: MPM	Date: JAN 08
Draft: JBC	Job No. 99070.04
Checked: MPM	Scale: 1"=40'
File Name: 99070-04-SK2	

Gorrill-Palmer Consulting Engineers, Inc.
Traffic and Civil Engineering Services
PO Box 1237
15 Shaker Road
Gray, ME 04039
Phone: 207-657-6910
Fax: 207-657-6912
Email: mailbox@gorrillpalmer.com

Drawing Name: Waterline Easement

Project: CAR WASH AND COFFEE KIOSK

Figure No. SK2

End of Document


Doc# 2008024573
Bk 15434 Pg 0112 - 0114
Received York SS
06/12/2008 11:34AM
Debra L. Anderson
Register of Deeds

Doc#: 34497 Bk#26157 Pg: 152

EASEMENT

SACO ISLAND WEST, LLC, a Maine limited liability company having a mailing address of 110 Main Street, Saco, Maine 04072, for consideration paid, grants to **BIDDEFORD AND SACO WATER COMPANY**, a Maine corporation having a mailing address of 181 Elm Street, Biddeford, Maine 04005, with QUITCLAIM COVENANT, a perpetual easement to locate, install, maintain, repair, replace and operate water pipes, lines, valves, pumps and appurtenances thereto. Said easement shall from Main Street, in the City of Saco, to Building #3 (as such building is shown on plan entitled ALTA/ACSM LAND TITLE SURVEY, PREPARED FOR SACO ISLAND WEST, LLC, MAIN STREET, SACO, YORK COUNTY, MAINE, Sheet S1, dated November 15, 2007 by Oak Engineers, and recorded in the York County Registry of Deeds in Plan Book 326, Page 18). The location of said easement is depicted on the sketch entitled Exhibit A______, dated ________________, prepared by ______________, a reduced copy of which is attached as Exhibit A and made a part hereof.

Reference is hereby made to deed from Cutts Island Group to Saco Island West, LLC, dated October 1, 2007 and recorded in the York County Registry of Deeds in Book 15270, Page 393.

IN WITNESS WHEREOF, Robert A. Martin has caused this instrument to be signed and witnessed, this 29 day of May, 2008.

WITNESS

SACO ISLAND WEST, LLC

By ROBERT A. MARTIN
Its Manager

STATE OF MAINE
COUNTY OF York

On May 29, 2008, personally appeared before me the above-named person, and acknowledged the foregoing to be his free act and deed.

Notary Public/Maine ~~Attorney at Law~~
Printed Name: Gayle Witham
My commission expires 8/13/09

SEAL

1317117.1

Ex A.


ROUTE ONE

SITE LOCATION MAP

BUILDING AREA

FIRST LEVEL GROSS FLOOR AREA	= 14,432 S.F.
SECOND LEVEL GROSS FLOOR AREA	= 14,432 S.F.
THIRD LEVEL GROSS FLOOR AREA	= 14,432 S.F.
FOURTH LEVEL GROSS FLOOR AREA	= 14,432 S.F.
FIFTH LEVEL GROSS FLOOR AREA	= 14,432 S.F.
TOTAL	= 72,160 S.F.

End of Document

Poor Copy At Time Of Recording

B
Biddeford & Saco Water Co.
PO Box 304
Biddeford ME 04005

Exhibit B

SINKING FUND PAYMENT SCHEDULE

Payment (Date)	Sinking Fund Amount
April 1, 2009	$15,000
April 1, 2010	$15,000
April 1, 2011	$15,000
April 1, 2012	$15,000
April 1, 2013	$15,000
April 1, 2014	$30,000
April 1, 2015	$30,000
April 1, 2016	$30,000
April 1, 2017	$30,000
April 1, 2018	$30,000
April 1, 2019	$60,000
April 1, 2020	$60,000
April 1, 2021	$60,000
April 1, 2022	$60,000
April 1, 2023	$60,000
April 1, 2024	$100,000
April 1, 2025	$100,000
April 1, 2026	$100,000
April 1, 2027	$300,000
April 1, 2028	$333,520

Received
Recorded Register of Deeds
Jun 25,2008 03:06:03P
Cumberland County
Pamela E. Lovley

EXHIBIT 4.1

Form of Subscription Agreement

SUBSCRIPTION AGREEMENT

BIDDEFORD AND SACO WATER COMPANY
181 Elm Street
Biddeford, ME 04005
Attn: C.S. Mansfield, Jr., President and Treasurer

Dear Mr. Mansfield:

The undersigned subscriber (*Subscriber*) hereby agrees to purchase shares (the *Shares*) of Common Stock of Biddeford and Saco Water Company, a Maine corporation (the *Company*), on the terms and in the amount set forth below.

Subscriber hereby represents, warrants, agrees, and acknowledges as follows:

(1) That Subscriber is aware that this investment involves substantial risks, including those described in the offering circular for this offering.

(2) That any financing plans, cost estimates, and market projections prepared by Management of the Company are highly speculative and have not been independently verified; and that NO REPRESENTATION OR ASSURANCE HAS BEEN MADE TO OR RELIED UPON BY SUBSCRIBER CONCERNING THE PRESENT OR FUTURE VALUE OF THE SHARES OR CONCERNING ANY RETURN TO BE RECEIVED IN CONNECTION WITH AN INVESTMENT IN THE SHARES.

(3) That no federal or state agency has made any finding or determination as to the fairness for investment nor any recommendation nor endorsement of the Shares.

(4) That Subscriber's principal residence is located at the ownership registration address set forth below, and Subscriber has no present intention to change such residence to another State; and that, under penalties of perjury, Subscriber declares that the information set forth below regarding Subscriber's identity and Social Security Number or Taxpayer Identification Number is true, correct, and complete to the best of Subscriber's knowledge.

(7) That Subscriber acknowledges that Verrill Dana, LLP is serving as counsel to the Company in this transaction and is not serving as counsel to Subscriber; and that Subscriber has obtained such legal advice as Subscriber deems necessary from Subscriber's own counsel.

* * *

The Company may accept this subscription by issuing the Shares to Subscriber. No transfer or assignment of any rights under this Agreement shall be effective without the prior written consent of the Company. This Agreement and the Offering Circular under which the Shares have been offered (including any amendments thereto) state the entire agreement of the parties concerning the terms of this subscription. If any provision of this Agreement is deemed invalid or unenforceable, the remaining provisions hereof shall be enforced to the fullest extent permitted by law. This Agreement shall be governed by and interpreted in accordance with Maine law, and the terms hereof may not be modified or waived except in a writing signed by the party to be bound by such waiver or modification.

<u>Subscription Commitment</u>: The undersigned Subscriber agrees to purchase shares of Common Stock of Biddeford and Saco Water Company, at the offering price of $67.50 per share, as set forth below. **The Company only issues whole shares. Any investment amounts not divisible by $67.50 shall be rounded down to the nearest whole share and the balance shall be returned to Subscriber.**

____________________ shares at $67.50 per share, for a total investment of $__________________

Please include full payment with your Subscription Agreement.

<u>Ownership Information for this Subscriber</u>. Under penalties of perjury, the undersigned Subscriber declares that the information set forth below regarding Subscriber's identity and Social Security Number or Taxpayer Identification Number is true, correct, and complete to the best of the Subscriber's knowledge:

Subscriber Name(s) ____

____

Street Address ____

P.O. Box (if any) ____

City ______________________________ State ________________ Zip Code _____

Telephone No. ________________________ Mobile Phone No: __________________

Email Address ____

Social Security Number(s): or Taxpayer Identification No(s):

___-__-____ __-_______

___-__-____ __-_______

(Please provide <u>exact</u> name and address -- for individuals the principal <u>residence</u> address must be given, together with Social Security Number; for entities, legal name and principal <u>business</u> address must be given; if more than one owner, specify form of joint ownership, such as "joint tenants with right of survivorship.")

<u>State of Incorporation, Etc</u>. If Subscriber is an entity, in which state is the entity organized?: ____________

EXECUTED by Subscriber on the _____ day of ____________, 20__, at ____________________________, __________________ *(city, state)*.

(Joint owners: all owners must sign)

Signature X ____

Name/Title: ____

(Entities: specify titles of signing officers)

Signature X ____

Name/Title: ____

ACCEPTED BY BIDDEFORD AND SACO WATER COMPANY on the _____ day of ____________, 20___, at Biddeford, Maine, to be effective as of the date of Subscriber's subscription.

By: ____

Authorized Agent

EXHIBIT 6.1

Employment Agreement with C. S. Mansfield, Jr.

EMPLOYMENT AGREEMENT

This AGREEMENT is made by and between the Biddeford & Saco Water Company, a Maine corporation (the "Company"), and C.S. Mansfield, Jr. (the "Executive"), and dated as of the 9th day of October, 2008. The terms of this Employment Agreement shall supersede those contained in the Employment Agreement between the Company and the Executive dated October 5, 2006.

Whereas the Executive has advised the Board of Directors of the Company (The "Board") that he has begun the process of seriously considering the timing of his retirement from the responsibilities of his current position with the Company, and

Whereas the Board and the Executive agree that it is in the best interests of the Company and its shareholders to: (1) develop a succession plan for the orderly replacement of the Executive, (2) diminish the inevitable distraction of the Executive by virtue of the personal uncertainties and risks created by the pending change in his employment status, and (3) encourage the Executive's full attention and dedication to the Company both currently, and throughout this period of personal uncertainty by providing the Executive with an acceptable plan for compensation and benefits,

NOW THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

1. The period of this agreement shall commence on the date hereof and end on December 31, 2010.
2. The Executive shall remain an active employee "Participant" under the terms of the Company's defined benefit pension plan until December 31, 2010.
3. The Executive's job description and responsibilities shall be unchanged from those now existing for the period of time commencing on the date hereof and continuing through June 30, 2010.
4. The Executive's job description and responsibilities for the period of time commencing on July 1, 2010, and continuing until the end of the agreement period shall be that of a consultant and advisor. The Executive's status shall become that of a retired employee effective at the end of the normal workday on December 31, 2010.

5. The Executive's weekly and bonus compensation for the period of this agreement shall be:
    a. $2,112.00 per week for the period of time commencing with the date of this agreement, and ending with the payroll check dated July 1, 2009;
    b. $2,216.00 per week for the period of time commencing with the payroll check dated July 8, 2009, and ending with the payroll check dated June 30, 2010;
    c. $2,000.00 per week for the period of time commencing with the payroll check dated July 7, 2010, and ending with the payroll check dated December 29, 2010, which shall be the final weekly payroll check issued under this agreement unless it is later amended; and
    d. $7,500.00 bonus payments to be issued on November 5, 2008, August 5, 2009, and June 30, 2010.
6. In the event of the death or disability of the Executive so that he is unable to fulfill his job obligations, the Company shall pay $1,000.00 per week to the Executive's spouse, or in the event the Executive's spouse has predeceased him, to the Executive's estate, for a period of 52 weeks.
7. The Company shall provide the Executive with medical, dental, short term disability, and life insurance, as well as all other benefits typically afforded to all regular employees of the Company, in the same manner as they are afforded to all other Company employees, throughout the entire period of this agreement.
8. In the event of termination of the Executive or a change in governance of the Company, severance compensation for the Executive shall be in accordance with the Company's policy adopted on June 14, 2001.
9. This agreement may be amended at any time during the period of agreement by mutual consent of the Executive and the Board.

IN WITNESS WHEREOF, said EXECUTIVE has hereunto set his hand and said COMPANY has caused this instrument to be signed in its name and behalf by its BOARD of Directors.

Biddeford and Saco Water Company Board of Directors

David E. Briggs

Richard A. Hull, III

Michael A. Morel

Wayne A. Sherman

Executive

C.S. Mansfield, Jr.

(1) 6-11-2009 By mutual agreement of the Executive & the Board, this agreement has been modified as follows: (1) salary adjustment called for in Sect 5-B has been suspended, & (2) bonus called for in Sect 5-D has been suspended. These changes are discussed in Minutes of Directors' Meeting of 6-11-2009.

(2) 10-15-2009 By mutual agreement of the Executive & the Board, this agreement has been modified as follows: (1) lump sum 'bonus' called for in Sect 5-D shall be paid annually during last 1/4 instead of per stated schedule; (2) salary adjustments shall mirror COLA adjustments of staff.

EXHIBIT 6.2

Deferred Compensation Plan

BIDDEFORD & SACO WATER COMPANY DEFERRED COMPENSATION PLAN FOR SELECT MANAGEMENT EMPLOYEES

Article I. Introduction

The primary purpose of the Biddeford & Saco Water Company Deferred Compensation Plan for Select Management Employees (the "Plan") is to provide a competitive level of retirement income to eligible employees by permitting such employees to defer amounts of compensation that are not deferred under the tax-qualified plan Biddeford & Saco Water Company 401(k) Profit Sharing Plan & Trust. Participation in the Plan shall be limited to a select group of management or highly compensated employees within the meaning of the Employee Retirement Income Security Act of 1974, as amended. The Plan takes effect October 1, 2006.

Article II. Definitions

2.01 "Additional Compensation" shall mean the amount of a Participant's Compensation that is paid as bonuses, commissions, overtime payments, incentive payments, and like forms of irregular or additional compensation.

2.02 "Administrator" shall mean the Administrator appointed in accordance with Section 6.01.

2.03 "Board" shall mean the Board of Directors of Biddeford & Saco Water Company.

2.04 "Code" shall mean the Internal Revenue Code of 1986, as amended.

2.05 "Compensation" shall mean the amount paid by the Employer to a Participant for services rendered that is reportable on the Participant's Form W-2 for federal income tax purposes, and shall not include any amount that is not includible in the Participant's gross income pursuant to Code Sections 125, 402(a)(8), 402(h) or 403(b).

2.06 "Deferral Account" shall mean a bookkeeping account established under the Plan to which are credited contributions and income in accordance with Section 4.02.

2.07 "Employer" shall mean Biddeford & Saco Water Company.

2.08 "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

2.09 "Participant" shall mean a member of a select group of management or highly compensated employees of the Employer who is designated by the Board and listed on Schedule A as attached hereto and hereafter amended.

2.10 “Plan” shall mean the Biddeford & Saco Water Company Deferred Compensation Plan for Select Management Employees as set forth herein and hereafter amended.

2.11 “Plan Year” shall mean the calendar year.

2.12 “Regular Compensation” shall mean the amount of a Participant’s Compensation for a Plan Year, excluding the Participant’s Additional Compensation for such Plan Year.

2.13 “Unforeseeable Emergency” shall mean a severe financial hardship of the Participant resulting from –

(a) An illness or accident of the Participant, the Participant’s spouse or the Participant’s dependent (as defined in Code Section 152(a));

(b) Loss of the Participant’s property due to casualty (including the need to rebuild a home following damage to a home not otherwise covered by insurance); or

(c) Other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant, including any circumstance described in Proposed Treasury Regulation Section 1.409A-3(g)(3)(i) or other applicable guidance.

Whether a Participant has suffered an Unforeseeable Emergency shall be determined by the Administrator based on the relevant facts and circumstances.

Article III. Deferral Election

3.01 *Deferral Election Period.* The period for making a deferral election for a Plan Year shall be the 30-day period ending on the first day of such Plan Year. Notwithstanding the preceding sentence to the contrary, an employee of the Employer who is first designated as a Participant during a Plan Year may make a deferral election within the 30-day period following the designation, but such election shall apply only with respect to Regular Compensation, Additional Compensation, or both, as the case may be, payable for services to be performed after the date the election is made.

3.02 *Deferred Compensation Agreement.* A deferral election shall be made by delivering a deferred compensation agreement to the Administrator. One agreement may be used to defer Regular Compensation, Additional Compensation, or both when a Participant makes such deferral elections at one time. The agreement shall be a written instrument, in the form prescribed by the Administrator and executed by a Participant and the Administrator, which shall incorporate the terms of this Plan by reference and shall include such additional terms and provisions (not inconsistent with the terms of this Plan) as the Administrator may prescribe.

3.03 *Amount.* Each deferral election shall specify the percentage (up to 100 percent) of a Participant’s Regular Compensation, Additional Compensation, or both that shall be deferred for a Plan Year.

3.04 *Modification.* Under no circumstances may a deferral election be made more frequently than once with respect to any Plan Year. A deferral election, once made for a Plan Year, may not be modified.

3.05 *Termination.* An election to defer Regular Compensation and Additional Compensation shall continue in effect until the Participant terminates the election or ceases to be a Participant.

(a) A Participant may terminate an election to defer Regular Compensation and Additional Compensation upon the occurrence of an Unforeseeable Emergency, by delivering a written notice of termination to the Administrator. Deferral shall cease as of the first payroll period following receipt of the notice by the Administrator. Such notice shall not in any case be effective with respect to amounts previously deferred.

(b) If a Participant ceases to be a member of a select group of management or highly compensated employees within the meaning of ERISA, his or her deferral elections shall terminate automatically, but the loss of such status shall not cause amounts previously deferred to become payable other than in accordance with Article V.

Article IV. Deferral Accounts

4.01 *Deferral Account.* The Employer shall maintain a Deferral Account for each Participant who has made a deferral election.

4.02 *Adjustments.* The Administrator shall adjust a Participant's Deferral Account as follows:

(a) At the end of each pay period, credit such account with the amount, if any, deferred by the Participant during such period;

(b) As of the first day of each month, (i) debit such account by the amount, if any, distributed to the Participant or a designated beneficiary since the date of the last monthly adjustment to the account; and (ii) credit such account with income at the applicable interest rate(s) on the balance as of the first day of the preceding month. For purposes of this Section, the "applicable interest rate" for a Plan Year shall be the prime rate published in the Wall Street Journal on the first business day of such Plan Year, or such other rate as is prescribed in the deferred compensation agreement for such Plan Year.

4.03 *Account Status.* A Participant shall have at all times a fully vested and nonforfeitable right to his or her Deferral Account. The Employer shall provide each Participant with an account statement at least annually.

Article V. Distributions

5.01 *Distribution to Participant.*

(a) A Participant's Deferred Account shall be paid to him or her in the form of a lump sum or in substantially equal consecutive installments over a period not to exceed 10 years, payable weekly, monthly, quarterly, or annually, as specified by the Participant in the applicable deferred compensation agreement that the Participant executes. The form of payment determined under this paragraph (a) may not be modified by subsequent deferred compensation agreements. If a Participant executes a subsequent deferred compensation agreement without specifying a form of payment for deferred amounts covered under the agreement, the Participant's initial deferred compensation agreement shall govern the form of payment of amounts deferred under such subsequent agreement (plus earnings thereon).

(b) Payment shall be made on or shall commence with the first regular payroll day of the month following the earlier of the dates determined under (1) if the Participant has not specified a fixed date in the applicable deferred compensation agreement, or (2):

(1) The date on which the Participant ceases to render any and all services to the Employer. A Participant shall have ceased to render all services to the Employer when he or she is neither employed by the Employer nor serving as a member of the Board or of any committee of the Employer; or

(2) The date on which the Participant attains a specified age or such other fixed date, as specified by the Participant in the applicable deferred compensation agreement that the Participant executes. The date determined under this paragraph (2) may not be modified by subsequent deferred compensation agreements. Such agreements, however, may specify a different payment date with respect to amounts deferred under such subsequent agreements (plus earnings thereon). If a Participant executes a subsequent deferred compensation agreement without specifying a payment date for deferred amounts covered under the agreement, the Participant's initial deferred compensation agreement shall govern the time of payment for amounts deferred under such agreement (plus earnings thereon).

5.02 *Accelerated Distributions.* Notwithstanding Section 5.01 to the contrary, a distribution to or on behalf of a Participant shall be accelerated under the following circumstances:

(a) If a Participant suffers an Unforeseeable Emergency that is not and may not be relieved through reimbursement or compensation from insurance or otherwise, by liquidation of the Participant's assets (to the extent such liquidation would not itself cause severe financial hardship), or by cessation of deferrals under the Plan, the amount reasonably necessary to satisfy the emergency need shall be paid to the Participant from his or her Deferred Account in a lump sum. The payment may include any amounts necessary to pay any Federal, state or local income taxes or penalties reasonably anticipated to result from the distribution, but the amount reasonably necessary shall also take account of additional compensation to the Participant resulting from cancellation of his or her deferral election. In addition, if following the death of a Participant, his or her beneficiary or beneficiaries suffers an Unforeseeable Emergency, the foregoing shall apply as if the beneficiary were a Participant;

(b) A distribution shall be accelerated for domestic relations orders, to pay the Federal Insurance Contributions Act (FICA) taxes or taxes required under Section 409A of the Code, or to distribute a Participant's account balance if it is $10,000 or less, as permitted by applicable Treasury regulations under Section 409A of the Code.

5.03 *Distribution Upon Death.*

(a) In the event of a Participant's death, his or her Deferred Account shall be paid to the beneficiary that has been designated pursuant to subsection (c), in a lump sum or in substantially equal consecutive annual installments over a period not to exceed 10 years, as elected by the Participant pursuant to subsection (b). If payment commenced in accordance with Section 5.01 prior to the Participant's death, payment shall continue in accordance with the form of payment then in effect.

(b) A Participant shall specify the manner in which payment shall be made to his or her designated beneficiary in the first deferred compensation agreement that the Participant executes. The manner of payment under all subsequent deferred compensation agreements shall be governed by the terms of the Participant's initial deferred compensation agreement.

(c) Each Participant shall from time to time, by completing and signing a form furnished by the Administrator, designate any person or persons (who may be designated concurrently, contingently, or successively), the Participant's estate, or any trust or trusts created by the Participant to receive amounts that are payable under this Plan to the Participant's designated beneficiary or beneficiaries. Each beneficiary designation shall revoke all prior designations and will be effective only when filed in writing with the Administrator. If a Participant fails to designate a beneficiary or if a beneficiary dies before the date of such Participant's death and no contingent beneficiary has been designated, then the amounts which are payable as aforesaid shall be paid to the Participant's estate. If payment of benefits to a beneficiary commences and such beneficiary dies before all amounts to which such beneficiary is entitled have been paid, the remaining benefits shall be paid to the successive beneficiary or beneficiaries, if any, designated by the Participant, otherwise to the beneficiary's estate.

5.04 *Distributions to Specified Employees.* If stock of the Employer is publicly traded on an established securities market or otherwise as of the date of the Participant's separation from service, and the Participant is a "key employee" on such date, then, notwithstanding any other provision of this Plan, any payment due upon such separation from service shall be paid six (6) months following the date on which such payment would otherwise be made if the Participant were not a key employee. Whether the Employee is a "key employee" shall be determined pursuant to Code Section 409A, and the regulations thereunder, with the identification date being each December 31 and the determination being applicable for the 12-month period beginning on the following April 1.

Article VI. Administration

6.01 *Appointment.* From time to time, the Board shall appoint one or more persons to serve as the Administrator. The Board or subdivision thereof shall exercise the power and fulfill the responsibilities of the Administrator if, at any time, an Administrator has not been appointed hereunder or the position is otherwise vacant.

6.02 *Power and Responsibilities.* The complete authority to control and to manage the operation and administration of the Plan shall be placed in the Administrator. The Administrator shall have sole discretion to construe the Plan and to determine all questions relating to eligibility for and


180

entitlement to benefits. Further, the Administrator shall have the sole discretion to determine the time and form of benefit payments under the Plan.

6.03 *Rules*. Subject to the provisions of this Plan, the Administrator from time to time may establish rules for the administration and interpretation of the Plan. Such rules may be changed without advance notice to Participants. The determination of the Administrator as to any disputed questions shall be conclusive. All actions, decisions, and interpretations of the Administrator in administering the Plan shall be performed in a uniform and nondiscriminatory manner.

6.04 *Claims Procedure*. If any person believes that he or she is entitled to a distribution hereunder but has not received notice of such distribution, or believes that the amount of any distribution is incorrect, he or she shall submit a written claim for a distribution or corrected distribution to the Administrator. In the event that such claim is denied, the Administrator shall give written notice of such denial to the claimant, by certified or registered mail, within sixty (60) days after the claim was filed with the Administrator; provided, however, that such 60-day period may be extended to one hundred twenty (120) days by the Administrator if it determines that special circumstances exist which require an extension of the time required for processing the claim. Such denial shall set forth:

(a) the specific reason or reasons for the denial;

(b) the specific Plan provisions on which the denial is based;

(c) any additional material or information necessary for the claimant to perfect the claim and an explanation of why such material or information is necessary; and

(d) an explanation of the Plan's claim review procedure.

Following receipt of such denial, the claimant or his or her duly authorized representative may:

(aa) request a review of the denial by filing written application for review with the Administrator within sixty (60) days after receipt by the claimant of such denial;

(bb) review documents pertinent to the claim at such reasonable time and location as shall be mutually agreeable to the claimant and the Administrator; and

(cc) submit issues and comments in writing to the Administrator relating to its review of the claim.

The Administrator shall, after consideration of the application for review, render a decision and shall give written notice thereof to the claimant, by certified or registered mail, within sixty (60) days after receipt by the Administrator of the application for review; provided, however, that such 60-day period may be extended to one hundred twenty (120) days by the Administrator if it determines that special circumstances exist which require an extension of the time required for processing the application for review. Such notice shall include specific reasons for the decision and specific references to the pertinent Plan provisions on which the decision is based.

6.05 *Claim Exhaustion and Time Limitations.* Before pursuing a legal remedy, a claimant shall first exhaust all claims, review, and appeals procedures under the Plan. No action may be brought in court on a claim for benefits under this Plan after the later of (i) two years after the claim arose or (ii) one year after the decision on appeal under the previous section (or one year after the expiration of the time to take an appeal if no appeal is taken).

6.06 *Administrative Committee.* If a committee is appointed as the Administrator, any act that the Plan authorizes or requires the Administrator to do may be done by a majority of its members. The action of such majority, expressed from time to time by a vote at a meeting or in writing without a meeting, shall constitute the action of the Administrator and shall have the same effect for all purposes as if assented to by all members of the Administrator at the time in office. The members of the Administrator may authorize one or more of their number to execute or deliver any instrument, make any payment or perform any other act which the Plan authorizes or requires the Administrator to do.

6.07 *Delegation.* The Administrator may employ counsel and other agents, may delegate ministerial duties to such agents or to employees of the Employer and may procure such clerical, accounting, actuarial, consulting and other services as it may require in carrying out the provisions of the Plan.

6.08 *Indemnification.* The Employer shall indemnify and hold harmless the Administrator (and any member of the Administrator, if a committee is appointed as the Administrator) against all expenses and liabilities arising out of its acts or omissions with respect to the Plan, provided the Administrator would be entitled to indemnification pursuant to the by-laws of the Employer.

Article VII. Miscellaneous

7.01 *Termination or Amendment.* The Board, in its sole discretion, may terminate this Plan or amend the Plan in whole or in part, provided that no such termination or amendment shall have the effect of –

(a) terminating or modifying any Participant's deferral election in effect for the year in which such Plan termination or amendment occurs, except to the extent permitted under Article III;

(b) reducing any Participant's Deferred Account as of the date of such termination or amendment;

(c) accelerating the time or form of distribution of any Participant's Deferred Account, except to the extent permitted by Code Section 409A and the regulations thereunder; or

(d) restricting any right of a Participant, beneficiary, or other person or estate entitled to benefits hereunder.

7.02 *Employer's Rights.* Nothing contained herein shall confer upon a Participant the right to be retained in the service of the Employer or any other right not expressly provided for herein, nor will the existence of this Plan impair the right of the Employer to discharge or otherwise deal with a Participant.



7.03 *Participant's Rights.* This Plan is unfunded for purposes of the Code and ERISA and is not intended to meet the requirements of Section 401(a) of the Code and should be interpreted accordingly. This Plan constitutes a mere promise by the Employer to make benefit payments in the future, and the Participant hereunder shall have no greater rights than a general, unsecured creditor of the Employer. Participants and their beneficiaries, heirs, successors, and assigns shall have no legal or equitable rights, claims, or interest in any specific property or assets of the Employer.

7.04 *Accounts Not Assignable.* The Administrator shall pay all amounts payable hereunder only to the person or persons designated by the Plan and not to any other person or corporation. To the maximum extent permitted by law, no right or benefit under this Plan shall be assignable or subject in any manner to alienation, sale, transfer, claims of creditors, pledge, attachment or encumbrances of any kind. If a court orders an assignment of benefits despite the previous two sentences, the affected Participant's benefit will be reduced accordingly.

7.05 *Forfeiture.* A Participant's benefit from the Plan may be forfeited on account of lost payee, escheat law, recapture of amounts improperly credited to a Participant's Deferral Account or improperly paid to or with respect to a Participant, expenses paid from a Participant's Deferral Account, or investment losses. If a payee is lost, but the Participant (or his or her beneficiary) later claims such benefit, such benefit shall be reinstated without interest or earnings for the forfeiture period.

7.06 *Documents.* Each Participant shall receive a copy of this Plan and the Administrator will make available for inspection by the Participant a copy of any rules and regulations adopted by the Administrator in administering the Plan. Each Participant also will receive a copy of any documents pertaining to a trust, if the Employer decides to set up a trust to hold any assets or insurance policies under the Plan.

7.07 *Taxes.* Any and all taxes that may be due and owing with respect to any payment made under the Plan shall be the sole responsibility of the persons to whom and for whose benefit such payment is made. The Employer shall have the right to withhold from any payment made under the Plan all amounts that are required by law to be withheld.

7.08 *Governing Law.* This Plan is established under and will be construed according to the laws of the State of Maine, except to the extent such laws may be preempted by ERISA.

IN WITNESS WHEREOF, Biddeford & Saco Water Company has caused this document to be executed by its duly authorized officer on this 22nd day of September, 2006, to be effective as of October 1, 2006.

BIDDEFORD & SACO WATER COMPANY

By: [signature]
Wayne A. Sherman
Clerk

SCHEDULE A

The following persons are Participants within the meaning of Section 2.09 of the Plan:

1. Clifford S. Mansfield, Jr. President and Treasurer

EXHIBIT 6.3

Severance Compensation Plan

SEVERANCE COMPENSATION

POLICY: It is the policy of the Biddeford and Saco Water Company (BSWC) to provide severance compensation to Officers who are terminated by BSWC, or whose responsibilities change substantially because of either a change in governance of BSWC or a change in control of BSWC. Severance compensation is not to be paid to an Officer or his/her Estate in the event of a voluntary termination, a termination for cause, or a termination because of the death or disability of the Officer.

SCOPE: This policy, and any reference to the term 'Officer', applies to the President, Treasurer, and Assistant Treasurer of BSWC.

PAYMENT AMOUNT: An Officer's severance compensation shall equal two months of the Officer's current salary for every year of employment at BSWC, but not to be less than three months nor more than twenty-four months salary. Under special circumstances, and in the sole discretion of the Board of Directors of BSWC, one additional month of pay will be provided in lieu of a formal termination notice to the Officer. Such payments shall be made monthly to the Officer (unless a lump sum termination payment is elected as hereafter provided). During the period of severance pay, the Officer will not continue to accrue earned time, but will continue to receive all other benefits (such as pension accruals, and health, dental, life and disability group insurance), as well as continue to be responsible for all associated payroll deduction obligations. In the event that severance compensation is to be paid to an Officer because of either a change in governance of BSWC or a change in control of BSWC, and the period and/or benefits of the severance compensation that would be available under similar circumstances to the corresponding Officer of either the parent organization or the business entity that is acquiring control or governance of BSWC are greater than those available under this policy, the severance compensation for the BSWC Officers may be adjusted to match that available to the corresponding Officer of said parent organization or business entity, at the sole discretion of each individual BSWC Officer.

LUMP SUM PAYMENT: A terminated Officer, eligible for severance compensation because of a change in governance or control, may elect to receive a lump sum severance compensation payment equal to the present value of the flow of cash payments that would otherwise be paid to the Officer pursuant to the policy. The twelve (12) month U.S. Treasury Bill rate shall be used as the discount rate in such cases.

LIMIT ON COMPENSATION: Notwithstanding anything else in this policy, and solely in the event of a termination based on a change in control of BSWC, the amount of severance compensation paid to the Officer shall not include any amount that the BSWC would be prohibited from deducting for federal income tax purposes by virtue of ∂ 280G of the Internal Revenue Code or any successor provision (so-called 'golden parachute' payments).

DEFINITION: 'Change in Control' shall mean the time that the BSWC first determines that any person and all other persons who constitute a group (within the meaning of

∂ 13(d)(2) of the Securities Exchange Act of 1934 ('Exchange Act')) have acquired direct or indirect beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of twenty percent (20%) or more of BSWC's outstanding securities.

CONTINGENCIES: Severance compensation is contingent upon the Officer's acceptance of a formal severance agreement, which among other matters, releases BSWC from and against any and all claims, costs, and/or liabilities by the Officer because of or associated with the termination, except for any breaches by BSWC of this policy. Such compensation is also contingent upon the Officer having been in the employ of BSWC for one continuous year prior to termination.

OUTPLACEMENT COUNSELING: A maximum of $5,000.00 for outplacement counseling services will also be provided to the Officer, as appropriate.

COMPLIANCE: All severance arrangements will comply with applicable state and federal regulations and laws, including but not limited to the Age Discrimination in Employment Act, Title VII of the Civil Rights Act, and the Maine Human Rights Act.

Approved by VOTE of the Board of Directors of the Biddeford and Saco Water Company on June 14, 2001.

Harry M. Wooster
Chairman

C.S. Mansfield, Jr.
President/Treasurer

Wayne A. Sherman
Clerk

EXHIBIT 6.4

Line of Credit Agreement with Biddeford Savings Bank



REVOLVING LINE OF CREDIT AGREEMENT

THIS REVOLVING LINE OF CREDIT AGREEMENT is dated as of October 10, 2001, by and between **BIDDEFORD AND SACO WATER COMPANY**, a Maine corporation, having a business address of 181 Elm Street, Biddeford, Maine, 04005, (herein called "Borrower"), and **BIDDEFORD SAVINGS BANK**, a Maine banking corporation with a principal place of business at 254 Main Street, Biddeford, Maine 04005, (herein called "Lender").

In consideration of the mutual covenants and promises hereinafter set forth, Borrower and Lender agree as follows:

1. **Definition of Terms.** For the purposes of this Agreement, unless the context otherwise requires, the following terms, when capitalized, shall have the meanings assigned to them in this section. If such terms are not capitalized they shall have the meaning of the capitalized term or standard dictionary meaning, depending upon the context.

"LIBOR" shall mean the rate per annum (rounded upward, if necessary, to the nearest 1/32 of one percent) as determined on the basis of the offered rates for deposits in U.S. Dollars, for the respective selected time period (i.e. thirty, sixty, ninety or one hundred eighty days) ("Interest Period") which appears in the Wall Street Journal as the London Interbank Offering Rate on the day that is two (2) London Banking Days preceding the first day of the Interest Period.

"Prime rate" shall mean the highest prime rate then prevailing as published in the Wall Street Journal, or its successor publication, for unsecured loans to responsible commercial or industrial customers.

"Interest Period" shall mean the time period calculated in days, selected by Borrower, for which interest shall remain fixed, if Borrower elects the LIBOR interest alternative described below.

"Loan Documents" shall mean the Loan Documents, the Commitment Letter from Biddeford Savings Bank to Borrower dated May 30, 2001, and signed by Borrower on July 27, 2001, and as supplemented by a letter from Biddeford Savings Bank to Borrower dated June 18, 2001 copies of which are attached as Schedule A, this Agreement, any notes or other agreements setting forth repayment obligations (including any renewals, extensions and refundings thereof), any mortgage, security agreements or financing documents and any agreements or documents (and with respect to this Agreement, and such other agreements and documents, any amendments or supplements thereto or modifications thereof) executed or delivered pursuant to the terms of this Agreement or the Commitment Letter, all with respect to the $1,250,000.00 revolving credit line.

"Generally Accepted Accounting Principles" shall mean those generally accepted accounting principles and practices which are recognized as such by the American Institute of Certified Public Accountants acting through its Accounting Principles Board or by the Financial Accounting Standards Board or through other appropriate boards or committees thereof and which are consistently applied for all periods after the date hereof so as to properly reflect the financial conditions and the results of operations and changes in financial position, of Borrower and its consolidated subsidiaries, except that any accounting principle or practice required to be changed by the said Accounting Principles Board or Financial Accounting Standards Board (or other appropriate board or committee of the said Boards) in order to continue as a generally accepted accounting principal or practice may so be changed. In the event of a change in Generally Accepted Accounting Principles, Lender and Borrower will thereafter negotiate in good faith to revise any covenants of this Agreement affected thereby in order to make such covenants consistent with Generally Accepted Accounting Principles then in effect.

"Working Capital" shall be defined as Current Assets less Current Liabilities.

"Current Assets" shall mean all assets of Borrower which may be properly classified as current assets in accordance with Generally Accepted Accounting Principles.

"Current Liabilities" shall mean all liabilities of Borrower which may be properly classified as current liabilities in accordance with Generally Accepted Accounting Principles.

"Commitment Letter" is that letter from Biddeford Savings Bank to Borrower dated May 30, 2001, and signed by Borrower on July 27, 2001, and as supplemented by a letter from Biddeford Savings Bank to Borrower dated June 18, 2001 copies of which are attached as Schedule A.

"Indebtedness" means at any date and without duplication (I) all items (except items of capital stock or capital paid-in surplus or retained earnings) which are in accordance with Generally Accepted Accounting Principles would be included in determining total liabilities as shown on the liability side of the consolidated balance sheet of the Borrower as of the date on which such indebtedness is to be determined, including the obligations and liabilities of the Borrower for borrowed money and any lease of property (real, personal or mixed) which, under Generally Accepted Accounting Principles, should be capitalized on Borrower's balance sheet; (ii) all indebtedness secured by any mortgage, pledge, lien or conditional sale or other title retention agreement to which any property or asset held by such Borrower is subject, whether or not the indebtedness so secured thereby shall have been assumed; (iii) all indebtedness of others which Borrower, without the proper written consent of Bank, have directly or indirectly guaranteed, endorsed, or sold with recourse or agreed, contingent or otherwise, to purchase or repurchase or otherwise acquire, or in respect of which the Borrower has agreed to supply or advance funds (whether by way of loan, stock purchase, capital, contributions or otherwise) or otherwise to become directly or indirectly liable; and (iv) the unfunded or unreimbursed portion of all letters of credit issued for the account of Borrower.

"Total Assets" are all assets of Borrower determined in accordance with Generally Accepted Accounting Principles.

"Total Liabilities" are all liabilities of Borrower determined in accordance with Generally Accepted Accounting Principles.

"Intangible Assets" are those assets of Borrower which are not physical in nature and have no mathematical certainty of value expressed in dollar terms such as goodwill, covenants not to compete, franchise, patents, trademarks or similar items determined in accordance with Generally Accepted Accounting Principles. Assets located and notes and receivables due from obligors domiciled outside of the United States of America shall also be Intangible Assets.

"Affiliate" of Borrower shall mean any person, firm or entity directly or indirectly controlling, controlled by, or under common control with Borrower. For the purposes of this definition "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to Borrower or any other person, firm or entity, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of Borrower, whether through the ownership of Voting Shares or by contract or otherwise.

"Tangible Net Worth" shall be the Total Assets of Borrower less Intangible Assets and less Total Liabilities.

"Debt Service Coverage" shall be the ratio of net operating income plus depreciation to principal and interest payments due under all indebtedness of Borrower. Such determination shall be made in accordance with Generally Accepted Accounting Principles and shall be on a consolidated basis.

2. **General Terms and Credit Arrangements**.

2.1 Subject to the terms of this Agreement, Lender agrees to make Advances to Borrower which shall not exceed the Ceiling Amount at any one time outstanding of ONE MILLION TWO HUNDRED FIFTY THOUSAND DOLLARS ($1,250,000.00), which the Borrower may borrow in full or in part, repay in full or in part, and reborrow, in accordance with the terms of this Agreement.

2.2 The interest rate for each advance will be set at (a) the highest prime rate then prevailing as published in the Wall Street Journal, or its successor publication, minus One Percent (1%), adjusted daily; or (b) the thirty (30), sixty (60), ninety (90) or one hundred eighty (180) day LIBOR plus One and Eighty Five Hundredths Percent (1.85%) which shall be fixed for the interest period initially selected by the Borrower, and reset at the end of said duration, at which time the Borrower may make an alternative selection among those set forth above. In the event that the Borrower fails to make an alternative selection, it shall be deemed to have selected the highest prime rate then prevailing in the Wall Street Journal, or its successor publication, minus One Percent (1%) adjusted daily.

Said interest at said rates (as they may vary from time to time) shall be paid monthly in arrears on the Twentieth day of each succeeding month hereafter (herein called "Monthly Payment Date"), with a final payment of interest when the indebtedness evidenced hereby is paid in full. If any such monthly interest payments are not paid when due, the entity entitled to payment hereunder may collect a late charge not to exceed Five Cents ($.05) for each dollar of each such payment more than Ten (10) days in arrears. Upon default in the terms and conditions of the Loan Documents, the interest rate on the sums due hereunder shall be three percent (3%) per annum above the rate otherwise due.

Interest shall be computed on the basis of the actual number of days outstanding based upon a 360 day year.

In the event the Wall Street Journal or its successor publication shall no longer publish such base rate, prime rate, or LIBOR rate, Lender may select an index rate which is based upon similar or comparable factors as used in determining the prime rate or base rate.

2.3 Principal amounts together with any accrued interest, advanced under an interest rate calculated or any of the aforesaid prime rate bases may be prepaid at any time. Principal amounts together with any outstanding interest advanced under an interest rate calculated on any of the aforesaid LIBOR basis, may only be paid at the end of the LIBOR interest rate period and not otherwise. Borrower shall specify which particular advance is being paid at such time that any payment is made; in the event that Borrower does not so specify, the Lender shall apply any such payment to that portion of sum(s) advanced and then outstanding that are then being calculated on the highest prime then prevailing as published in the Wall Street Journal, or its successor publication, minus One Percent (1%), adjusted daily.

The commitment of Lender to make further Advances under this Agreement may be terminated by Lender upon the occurrence of any of the Events of Default under Section 6 hereof and, in any event, shall terminate on June 30, 2002. All other rights and duties of the parties hereto shall continue in full force and effect until the total sums due Lender hereunder, including principal, interest and any other proper charges provided for herein, are paid in full.

2.4 Borrower hereby requests and authorizes Lender to:

2.4.1 Charge Borrower's Revolving Credit Line and credit Borrower's checking account with Lender for sums as requested by Borrower's properly executed check or draft received by Lender, if required by Lender; otherwise, as requested orally by Borrower as long as such oral requests are permitted by Lender. In lieu of crediting Borrower's checking account with Lender, Lender may, if requested by Borrower, disburse Advances hereunder by check or cash, or wire or otherwise transfer Advances hereunder to the account of Borrower at another lending institution or, at Borrower's request, make Advances to others for the account of Borrower hereunder.

Borrower understands and agrees that any checks or drafts drawn on Borrower's Revolving Credit Line shall be in the minimum amount of Five Thousand Dollars ($5000.00).

2.4.2 Bill Borrower for interest due hereunder as of each succeeding Monthly Payment Date.

2.4.3 Record all Advances, payments, and interest properly chargeable or creditable in accordance with customary accounting practice, arising out of this Agreement to Borrower's Revolving Credit Line ledger maintained by Lender. Lender shall render a monthly statement of interest due and the then outstanding principal balance and other items shown thereon shall be considered correct, complete, accepted by and conclusively binding upon Borrower unless Borrower gives Lender written notice of exceptions within twenty (20) days from the mailing by Lender to Borrower of any such written statement.

2.5 Except as expressly stated in this Agreement, Lender does not directly or indirectly have any obligation or duty of any kind whatsoever to renew or extend any indebtedness of Borrower to Lender, to grant or extend any further loans or credit to Borrower, to amend, modify or supplement this Agreement, or to otherwise alter its present rights, powers or remedies. Notwithstanding the foregoing, this Revolving Line of Credit Agreement shall be automatically extended for an additional year unless on or before May 1 of any year either party receives written notice from the other to the contrary.

3. **Representations and Warranties**. In order to induce Lender to make the advances, Borrower represents and warrants to Lender that:

(a) Biddeford and Saco Water Company is a corporation duly organized and in good standing under the laws of the State of Maine and has the power to own its property and to carry on its business in each jurisdiction in which Borrower operates;

(b) Borrower has full power and authority to enter into this Agreement, to make the borrowing hereunder, to execute and deliver the Loan Documents and to incur the obligations provided for in the Loan Documents, all of which have been duly authorized by all necessary corporate action;

(c) the Loan Documents are the legal and binding obligations of Borrower, enforceable in accordance with their respective terms, except as limited by bankruptcy, insolvency or other laws or general application relating to the enforcement of creditors' rights;

(d) neither the execution and delivery of this Agreement and the other Loan Documents, nor consummation of any of the transactions herein or therein contemplated, nor compliance with the terms and provisions hereof or thereof, will contravene or conflict with any provision of law, statute or regulation to which Borrower is subject or any judgment, license, order or permit applicable to Borrower or any indenture, mortgage, deed or trust or other instrument to which Borrower may be subject; no consent, approval, authorization or order of any court, governmental authority or third party is required in connection with the execution and delivery by Borrower of this Agreement or any of the other Loan Documents or to consummate the transactions contemplated herein or therein.

(e) all financial statements delivered by Borrower to Lender prior to the date hereof are true and correct, fairly present the financial condition of such Borrower and have been prepared in accordance with Generally Accepted Accounting Principles, consistently applied, and no material adverse changes have occurred in the financial condition or business of Borrower since the date of the most recent financial statements which Borrower have delivered to Lender;

(f) no litigation, investigation or governmental proceeding is pending, or, to the knowledge of any of Borrower's officers, threatened against or affecting Borrower, which may result in any material adverse change in Borrower's business, properties or operations;

(g) there is no fact known to Borrower that Borrower has not disclosed to Lender in writing which may result in any material adverse change in Borrower's business, properties or operations;

(h) Borrower owns all of the assets reflected on its most recent balance sheet free and clear of all liens, security interests or other encumbrances, except as previously disclosed in writing to Lender;

(I) the principal office, chief executive office and principal place of business of Borrower is in Biddeford, Maine;

(j) all taxes required to be paid by Borrower have in fact been paid;

(k) Borrower is not knowingly in violation of any law, ordinance, governmental rule or regulation to which it is subject, and is not in default under any material agreement, contract or understanding to which it is a party; and

(l) Borrower and any properties or assets owned by Borrower are not in violation of, in any material respect, any environmental laws, nor is there existing, pending or threatened any investigation or inquiry by any governmental authority pursuant to any environmental laws, nor is there existing or pending any remedial obligations under any environmental laws. Borrower represents, warrants and covenants that the execution, delivery and performance of this Agreement, and any other documents required by Lender relating to this loan transaction are not a violation of, nor contrary to, any covenants, warranties or agreements of Borrower with any other persons or parties. This Agreement evidences a loan for business and commercial purposes, and not for personal, family or household purposes.

4. **Affirmative Covenants.** Borrower covenants that from and after the date hereof and so long as the Loan Documents are in effect or any amounts remain unpaid on account of any one or more of the Advances, it will comply with the following terms:

4.1 Financial Data. (a) Borrower will maintain full and correct books and records showing in detail the earnings and expenses of the business of Borrower; will permit Lender and its representatives to examine the books and records and all supporting vouchers and data any time and from time to time upon request by Lender at its place of business in Biddeford, Maine, or at such other place as Borrower's books and records may be customarily kept. All financial data which has been or may hereafter be furnished to Lender to induce it to enter into this Agreement or otherwise does or shall fairly represent the financial condition of Borrower, and all other information furnished Lender shall be accurate and complete insofar as necessary to give Lender a true and accurate description of Borrower's financial condition. Borrower shall furnish all such financial information as Lender may request in a form and frequency deemed appropriate by Lender; in particular, Borrower shall furnish to Lender each year the annual audited financial statement of Borrower, including the balance sheet, income statement and statement of cash flows, prepared and certified by a certified public accountant or other person acceptable to Lender within one Hundred Twenty (120) days after the end of Borrower's fiscal year, and shall furnish quarterly financial statements, either management prepared or Certified Public Accountant prepared compilations, within Ninety (90) days of the end of such period.

4.2 Financial covenants. Borrower will maintain (a) a minimum Debt Service Coverage ratio, measured annually of 1.2x calculated as follows:

$$\frac{\text{Net operating income + depreciation}}{\text{Annual principal + interest payments}}$$

and (b) a maximum debt to Tangible Net Worth ratio as follows: 2.5:1 at December 31, 2001 and thereafter.

4.3 Notice of Default, Litigation. Borrower will promptly give notice in writing to Lender of (a) the occurrence of any default, or event of default under the Loan Documents, or under any other agreement or instrument relating to any obligation of Borrower for borrowed money, and (b) any material adverse change in the business affairs of the Borrower.

4.4 Use of Proceeds. Borrower will use all Advances requested hereunder exclusively as working capital for the ongoing operations of Borrower's business as a water utility company, and for no other purposes, without the prior written approval of Lender.

4.5 Costs. To the extent allowed by law Borrower agrees to reimburse Lender for all expenses incurred by Lender in connection with the enforcement of Lender's rights under this Agreement. Lender is authorized to pay at any time and from time to time any or all of such expenses, add the amount of such payment to the amount of the indebtedness and charge interest thereon at the highest prime rate then prevailing as published in the Wall Street Journal, or its successor publication, minus One Percent (1%), adjusted daily and together with any default rates or changes specified herein.

4.6 Deposit Accounts: Borrower will maintain all primary depository accounts with Lender during the term of this financing. Borrower agrees to transfer its operating, payroll and dividend accounts to Lender. In the event that Borrower fails to maintain said accounts, the failure shall be deemed an event of default hereunder.

5. **Negative Covenants.** Until payment in full of the Advances and all other obligations and liabilities of Borrower hereunder, Borrower covenants that it shall not (unless Lender shall otherwise consent in writing):

or new,

(a) create, incur or assume any indebtedness or borrow money, except for (I) the Advances, (ii) trade debt incurred in the ordinary course of Borrower's business and (iii) any existing or new debt reflected on Borrower's most recent balance sheet under the August 1, 1923 Indenture as the same may have been amended, restated or replaced, or any existing tax exempt indebtedness,

(b) sell any of its accounts receivable, with or without recourse;

(c) endorse, guarantee, or otherwise become liable for the obligations of any person, firm or corporation except for endorsements of negotiable instruments by Borrower in the ordinary course of business;

(d) liquidate, dissolve or reorganize, or merge or consolidate with, or acquire all or substantially all of the assets of, any other company, firm or association; or make any other substantial change in its capitalization or its business, if after giving effect to such transfer an event of default would occur;

(e) own, purchase or acquire, directly or indirectly, any promissory notes, stock or securities of any other person, firm or corporation, other than securities guaranteed as to the principal and interest by the United States Government, or make any loans or advances to any other person except that reasonable shareholder loans or employee advances may be made;

(f) permit any transfer of Borrower's funds to be made to any Affiliate except for director's fees, royalties and/or license fee payments and except for transfers between each other.

Borrower further covenants that, if it is in default of its obligations to make any payment of principal or interest hereunder; and has received written notice of said default from Lender, it shall not pay any dividends on any of its outstanding stock; or purchase, redeem or repurchase any of its stock.

6. **Security**. Borrower's obligations under this Agreement are unsecured. In the event of a default Lender reserves the right to demand that the obligations of Borrower become secured or Lender may take all actions deemed appropriate by Lender, in its sole discretion to obtain a secured position, including, without limitation, recourse to legal and equitable remedies.

7. **Events of Default**. Upon the occurrence of any of the following Events of Default:

7.1.1 The issuance or filing of any attachment, levy, or other judicial process of or on Borrower or on any of its assets; or the sale or other disposition by Borrower of any of its assets or property except in the ordinary course of business; or the insolvency or business failure of Borrower, or an assignment for the benefit of creditors of Borrower, or commencement of any proceedings under any state or federal bankruptcy or insolvency law or laws for the relief of debtors by or against Borrower; or the appointment of a receiver, trustee, or court appointee for all or any part of the property of Borrower; or

7.1.2 Failure to pay any of the monthly interest payments, Advances, or any other indebtedness or charge hereunder, when due; or

7.1.3 If any representation or warranty or any statement of a material fact made by Borrower in this Agreement or in any certificate, report, financial or other statement furnished at any time under or in connection with this Agreement is untrue in any material respect; or

7.1.4 Default in the observance or performance of any covenants or agreements contained in this Agreement or any other instrument given to secure this Agreement, now or hereafter, or any guaranty of the obligations created hereunder; or

7.1.5 If there shall occur and be continuing any event which constitutes, or which, with the lapse of time or the giving of notice, or both, would constitute, a default under any other evidence of indebtedness relating to any existing or future obligation of Borrower for borrowed money; or

7.1.6 The occurrence of such a change in the condition or affairs (financial or otherwise) of the Borrower as, in the good faith judgment of Lender, materially impairs the prospect of payments due and to be due Lender under this Agreement; or

7.1.7 The failure of Borrower or any Guarantor of Borrower's obligations to observe the terms of the commitment letter from Biddeford Savings Bank to Borrower dated May 30, 2001, and signed by Borrower on July 27, 2001, and as supplemented by a letter from Biddeford Savings Bank to Borrower dated June 18, 2001 copies of which are attached as Schedule A.

Then, and in any such event, Lender may declare, by notice of default given to Borrower, the Commitments hereunder immediately terminated and may, in addition, declare any and all Advances and other indebtedness hereunder, to be forthwith due and payable, whereupon said Commitments shall be terminated and the principal amount of such Advances and other indebtedness hereunder, together with accrued interest and other charges thereon, shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived.

8. **Miscellaneous**

8.1 Notices. All notices, requests and demands to or upon the respective parties hereto shall be deemed to have been given or made when hand delivered as follows or when deposited in the mails, postage prepaid, addressed as follows or to such other address as may be hereafter designated in writing by the respective parties hereto:

Borrower: Biddeford and Saco Water Company
181 Elm Street
Biddeford, Maine 04005
Attention: Clifford S. Mansfield, Jr., President

Lender: Biddeford Savings Bank
254 Main Street
Biddeford, Maine 04005
Attention: Peter Sylvestre, Vice President

8.2 Setoff. During the continuance of an Event of Default any deposits or other sums credited by or due from Lender to Borrower, or other property of Borrower held by Lender, may be set off against any and all liabilities, direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, of Borrower to Lender, to the extent allowed by law.

8.3 No Waiver: Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of Lender, any right, power or privilege hereunder, shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided are cumulative and not exclusive of any rights or remedies provided by law.

8.4 Successors. This Agreement shall be binding upon and inure to the benefit of Borrower, Lender, and their respective successors heirs, and assigns, provided, however, that the rights and duties of Borrower arising hereunder are not assignable, delegable or otherwise transferable by Borrower without consent of Lender. Lender shall have the absolute and unconditional right to assign the obligations of Lender hereunder without the consent of, or notice to Borrower.

8.5 Governing Law. This Agreement and the other Loan Documents are being executed and delivered, and are intended to be performed, in the State of Maine, and the substantive Laws of Maine shall govern the validity, construction, enforcement and interpretation of this Agreement and all other loan documents, except to the extent: (I) otherwise specified therein; or (ii) federal laws governing maximum interest rates shall provide for rates of interest higher than those permitted under the Laws of the State of Maine.

8.6 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable by a court of competent jurisdiction, then such provision shall be severed from this Agreement and the remaining provisions shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement.

8.7 Expenses. Borrower will promptly pay all reasonable costs, fees and expenses paid or incurred by Lender incident to this Agreement or incident to the collection of the Loans hereunder (including the fees and expenses of counsel to Lender).

8.8 Headings. Section headings are for convenience of reference only and shall in no way affect the interpretation of this Agreement.

8.9 Oral Modification. Borrower and Lender hereby acknowledge that under Maine law, no promise, contract, or agreement to lend money, extend credit, forebear from collection of a debt or make any other accommodation for the repayment of debt for more than $250,000.00 may be enforced in court against the Lender unless the promise, contract or agreement is **in writing signed by the Lender.** Accordingly, Borrower cannot enforce any oral promise unless it is contained in a Loan Document signed by Lender, nor can any change, forbearance or other accommodation relating to the loan, this Agreement or any loan document be enforced unless it is **in writing and signed by Lender.** Borrower hereby acknowledges that all future promises, contracts, or agreements of the Lender relating to any other transaction between Borrower and Lender cannot be enforced in court unless they are **in writing and signed by Lender.** Borrower further agrees that the requirement of a writing described in this paragraph shall apply to this Agreement and any associated loan documents, any extensions, modifications, renewals, forbearances or any other accommodations relating to this Agreement or said associated loan documents and to any other credit relationship between Borrower and the Lender (whether existing now or created in the future) **whether or not the amount involved exceeds $250,000.00.**

8.10 WAIVER OF RIGHT TO JURY TRIAL. IT IS MUTUALLY AGREED BY AND BETWEEN BORROWER AND LENDER THAT BOTH PARTIES HEREBY KNOWINGLY, INTELLIGENTLY AND VOLUNTARILY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING, COUNTERCLAIM, OBJECTION TO CLAIM IN A BANKRUPTCY CASE, OR OTHER LITIGATION OR CLAIM OF ANY TYPE BROUGHT BY EITHER BORROWER OR LENDER AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY RELATED TO THIS MORTGAGE, THE NOTE, OR THE OBLIGATIONS. WITHOUT IN ANY WAY LIMITING THE SCOPE OR EFFECT OF THIS WAIVER, BOTH

PARTIES SPECIFICALLY AGREE THAT THIS WAIVER SHALL BE EFFECTIVE IN ANY ACTION ARISING OUT OF OR IN ANY WAY RELATED TO: (I) ANY ALLEGED MODIFICATION OR AMENDMENT OF THE TERMS OF THE MORTGAGE, NOTE OR OBLIGATIONS OR ANY LOAN EVIDENCED THEREBY WHETHER IN WRITING, ORAL, OR BY ALLEGED CONDUCT, (ii) ANY ENFORCEMENT OR ATTEMPTED ENFORCEMENT OF ANY OF THE TERMS OR PROVISIONS OF THIS MORTGAGE, THE NOTE OR THE OBLIGATIONS, INCLUDING WITHOUT LIMITATION FORECLOSURE, AND (iii) ANY CHALLENGE, WHETHER BY CLAIM, COUNTERCLAIM, DEFENSE OR OTHERWISE, TO THE EXISTENCE, VALIDITY OR ENFORCEABILITY OF THE MORTGAGE, THE NOTE, OR THE OBLIGATIONS OR ANY LOANS EVIDENCED THEREBY OR ANY TERM OR PROVISION THEREOF.

IN WITNESS WHEREOF, the parties hereto have caused this Revolving Credit Agreement to be executed as of the date first written above.

WITNESS:

____

BIDDEFORD AND SACO WATER COMPANY

By: _______________________

Its: Pres - Treas

____

BIDDEFORD SAVINGS BANK

By: _______________________

Its Vice President

revcorp6/0129-1512/zdir




Biddeford Savings
A whole new equation

September 3, 2008

Mr. Clifford S. Mansfield, Jr.
President
Biddeford and Saco Water Company
181 Elm Street
Biddeford, Maine 04005

Dear Jerry:

Biddeford Savings Bank is pleased to extend a $500,000 increase to $2,250,000 on an existing unsecured line of credit to Biddeford and Saco Water Company. This letter, when properly signed and accepted, will constitute an agreement between Biddeford Savings Bank of Biddeford, Maine (hereinafter referred to as the "Bank"), which agrees to lend, and Biddeford and Saco Water Company of Biddeford, Maine, (hereinafter referred to as the "Borrower") which agrees to borrow, in accordance with the following terms and conditions, in addition to those as outlined in the loan documents.

BORROWER: Biddeford and Saco Water Company.

AMOUNT: $2,250,000 line of credit.

PURPOSE: To provide working capital for the company's ongoing operations.

GUARANTORS: None.

INTEREST RATE: The interest rate will be at the highest prime rate then prevailing as published in the ***Wall Street Journal*** (currently 5.00%), **minus** 1%, adjusted daily and based on actual days outstanding over a 360 day year **OR** the 30, 60, 90 or 180 London Interbank Offering Rate (LIBOR) plus 1.85%. Indicative LIBOR pricing as of September 2, 2008, is as follows: **30 days:** 4.34%; **60 days:** 4.34%; **90 days:** 4.66%; **180 days:** 4.96%.

PREPAYMENTS: Principal amounts together with any accrued interest outstanding under any *Prime Rate* advance may be prepaid at any time. Principal amounts together with any accrued interest outstanding under any *LIBOR Rate* advance may be prepaid at the end of the LIBOR interest rate period.

LATE CHARGE: The Borrower shall pay a late charge of five percent (5%) of any payment due under the loan which is not received by the Bank within 10 days of the due date.

DEFAULT RATE: The Bank shall have the right to charge interest, payable on demand, on the unpaid balance of the loan at an interest rate equal to the promissory note rate plus 3% per annum during the continuation of any period in which the Borrower is in default in any of its obligations to the Bank under or in connection with the loan.

TERMS: Interest only monthly. The line of credit will mature on June 30, 2009.

COLLATERAL: Unsecured.

COMMITMENT FEE: At closing the Borrower will pay to the Bank a non-refundable commitment fee of $1,000.

P.O. Box 525, Biddeford, Maine 04005 ph. 207-284-5906 **www.biddefordsavings.com**

DEPOSIT ACCOUNTS: As consideration for this loan, the Borrower is to continue maintaining all primary depository accounts with the Bank during the term of this financing. Should these accounts be transferred from Biddeford Savings Bank, the Bank will have the right to reevaluate the interest rate and fees charged on the loans.

RIGHT OF SET OFF: The Borrower agrees that all cash or other property in possession of the Bank (including compensating balances or any deposits) will be collateral for the entire loan without further agreement unless otherwise specifically agreed in writing.

FINANCIAL STATEMENTS: a) Audited financial statements on the Borrower are to be submitted annually within 120 days of fiscal year end prepared by an independent Certified Public Accounting firm acceptable to the Bank. b) Internally prepared financial statements on the Borrower to be submitted quarterly within 90 days of period end.

FINANCIAL COVENANTS: During the term of the proposed financing, the Borrower will be required to maintain the following financial covenants, measured annually as follows:

a) Minimum debt service coverage ratio of 1.2x, calculated as follows:

$$\frac{\textit{Net operating income + depreciation}}{\textit{Annual principal + interest payments}}$$

b) Maximum debt to tangible net worth ratio as follows:

CM 3.5:1
~~2.5:1~~ at 12/31/2008 and thereafter.

AUTHORITY TO ACT: The Borrower shall provide all evidence of its organization, existence, legal good standing, and authority to enter into said transactions as may be required by the Bank and its counsel. The Borrower will also be required to provide evidence that all permits, licenses, and approvals required to operate the Borrower's business have been obtained.

INSURANCE MATTERS: The Borrower shall provide fire and other casualty insurance coverages for the full replacement value of buildings, improvements, machinery, equipment and other tangible property. Other insurance coverage may be required by the Bank which shall include comprehensive general liability and workers compensation insurance.

LEGAL AND COSTS: The Borrower shall be responsible for bearing the cost of all legal work to document this transaction. All instruments executed and delivered in connection with the closing of this loan shall be in form and substance satisfactory to the Bank's counsel. All other matters relating to the law shall be made to meet the satisfaction of such counsel. All costs incurred by the Bank to document this transaction will be borne by the Borrower, regardless of whether the loan is actually closed or the financing consummated.

WRITTEN MODIFICATION: The Borrower may not maintain any action against the Bank on any agreement to lend money, extend credit, forbear from collection of a debt or make any other accommodation for repayment of a debt for more than $250,000 unless the promise, contract or agreement is in writing and signed by a duly authorized representative of the Bank.

COMPLIANCE WITH LAW: The transaction committed herein is subject to satisfactory compliance with all applicable federal, state and local laws including without limitation ordinances pertaining to land use and environment.

NONASSIGNABILITY OF COMMITMENT: This commitment is expressly offered only to the Borrower and only for the purposes described herein. This commitment may not be assigned without the written permission of Biddeford Savings Bank.

EXPIRATION DATE: Subject to your continued favorable financial condition (in the sole judgement of the Bank), this loan is available for your use through June 30, 2009, and is subject to review prior to renewal. However, the Bank shall be under no obligation hereunder unless acceptance of the terms hereof is delivered to it within sixty (60) days from the date of this letter.

The parties hereto agree that this commitment shall survive any loan closing under this commitment and that each of the obligations and undertakings of the Borrower hereunder shall be continuing and shall not cease until the entire loan, together with interest and fees, is paid in full.

This commitment may be terminated by the Bank at any time upon discovery, by the Bank, of a material adverse change in or any misrepresentations or erroneous statements about the Borrower's position with respect to solvency, credit worthiness, government regulation, or any other substantial factor. In the event of such termination, the Bank is entitled to collect and retain all commitment fees herein required of the Borrower. Such termination shall become effective upon the mailing of a notice of termination by the Bank by certified first-class mail to the Borrower at the address shown on this commitment.

If you are in agreement, please acknowledge your acceptance of this commitment by signing and returning the original of this letter. You may retain a signed copy for your records. Jerry, thank you for considering Biddeford Savings Bank for your financing needs and we look forward to a long term relationship with your company.

Sincerely,

Peter C. Sylvestre
Senior Vice President

ACCEPTED AND ACKNOWLEDGED:

Biddeford and Saco Water Company

By: C J Mansfield, Jr. 10-24-2008
Its: Pres/Treas Date


Biddeford Savings
A whole new equation

May 21, 2010

Mr. Clifford S. Mansfield, Jr., President
Biddeford and Saco Water Company, Inc.
181 Elm Street
Biddeford, Maine 04005

RE: Commercial Line of Credit, #300003164

Dear Jerry:

This letter is to notify you that your Commercial Line of Credit will reach its one-year anniversary on June 30, 2010.

The terms of this original note requires that election be made to (1) renew for another year, or (2) pay off the note.

Should you choose to renew for another year, Biddeford Savings Bank would be happy to automatically renew your note because of your excellent credit history. Should your current balance be zero, it is still important for you to contact us as to what your choice will be.

Please indicate your selection below and return the copy of this letter prior to June 1, 2010.

We wish to take this opportunity to thank you for banking with Biddeford Savings Bank. If you have any questions regarding this matter, please feel free to call me at 284-5906.

Sincerely,

Peter C. Sylvestre
Senior Vice President

1. Please renew my note for one year ✓ / Biddeford & Saco Water Company by C J Mansfield, Jr. - President
Borrower's Signature

2. I will payoff my note prior to June 30, 2010 ________/________
Borrower's Signature

P.O. Box 525, Biddeford, Maine 04005 ph. 207-284-5906 www.biddefordsavings.com

EXHIBIT 6.5

Loan Agreement with Maine Municipal Bond Bank

SAFE DRINKING WATER REVOLVING LOAN FUND (EQUITY LOAN)

MAINE MUNICIPAL BOND BANK

and

BIDDEFORD AND SACO WATER COMPANY

LOAN AGREEMENT

Dated as of June 24, 2008


206

TABLE OF CONTENTS

Page



WITNESSETH:

This LOAN AGREEMENT, dated as of June 24, 2008, between Maine Municipal Bond Bank, a public body corporate and politic constituted as an instrumentality of the State of Maine exercising public and essential governmental functions (hereinafter referred to as the "Bank") created pursuant to the provisions of Chapter 225 of Title 30-A of the Maine Revised Statutes Annotated, as amended (hereinafter referred to as the "Act"), having its principal place of business in Augusta, Maine, and Biddeford and Saco Water Company, a corporation located at Biddeford, Maine, which is a public water system constituting a "Municipality" within the meaning of paragraph C of subsection 7-A of Section 5903 of the Act, and incorporated under the laws of the State of Maine (the "Company").

WHEREAS, the Bank is constituted as a public body corporate and politic and an instrumentality of the State of Maine, being a body corporate and politic with full and lawful power and authority to enter into this Loan Agreement; and

WHEREAS, the United States, pursuant to the Federal Safe Drinking Water Act (the "Safe Drinking Water Act"), requires each state to establish a drinking water revolving fund to be administered by an instrumentality of the State as a condition to receipt of capitalization grants under the Safe Drinking Water Act; and

WHEREAS, the State of Maine has, pursuant to §6006-B of the Act, as amended (the "Act"), established in the custody of the Bank a revolving loan fund (the "Fund") to be used for purposes of the Safe Drinking Water Act; and

WHEREAS, the Bank has the responsibility to administer the Fund and, subject to the approval of the State of Maine Department of Health and Human Services ("DHHS"), to provide financial assistance to public water systems for the construction of eligible facilities, all as set forth in the Act; and

WHEREAS, the Company has submitted to the Bank an application for financial assistance for a project, and the Bank has reviewed and approved said application and DHHS has certified to the Bank that the project is eligible for immediate financing under the Act; and

WHEREAS, the Bank, pursuant to this Loan Agreement, proposes to make a loan to the Company to finance the project or to refinance bonds or notes issued for the same purpose; and

WHEREAS, to secure the payment of the sums to be paid by the Company to the Bank pursuant to this Loan Agreement, and to secure the satisfaction and performance of all other covenants and obligations made or undertaken by the Company under this Loan Agreement, the Company has issued the Bond to the Bank pursuant to the Mortgage (as hereinafter defined) and the Twelfth Supplemental Indenture (as hereinafter defined); and

WHEREAS, approval of plans or reports for the Project has been obtained, or will be obtained prior to the initiation of construction, by the Company from DHHS subject to the provisions of applicable State environmental standards set forth in law, rules and regulations;

NOW, THEREFORE, in consideration of the premises and of the mutual representations, covenants and agreements herein set forth the Bank and the Company, each binding itself, its successors and assigns, do mutually promise, covenant and agree as follows:

ARTICLE I
DEFINITIONS; RULES OF CONSTRUCTION

Section 1.1. Definitions. The following capitalized terms as used in this Loan Agreement shall have the following meanings:

"Act" means Chapter 225 of Title 30-A of the Maine Revised Statutes Annotated, as amended.

"Bank" means the Maine Municipal Bond Bank established under the Act, and any successor entity.

"Bond" means the Company's Series P Bond in the original principal amount of up to $1,458,520, issued under the Mortgage and the Twelfth Supplemental Indenture and delivered by the Company to the Bank in the form attached in Exhibit E hereto.

"Business Day" means any day on which State offices are open to conduct business.

"Company" means Biddeford and Saco Water Company, a corporation located in Biddeford, Maine, which is a public water system constituting a "Municipality" within the meaning of paragraph C of subsection 7-A of Section 5903 of the Act, and incorporated under the laws of the State, and any successor entity.

"DHHS " means the State of Maine Department of Health and Human Services and any successor entity.

"Eligible Project" means a project permitted to be financed by the Fund pursuant to the Safe Drinking Water Act and the Act.

"Fund" means the revolving loan fund established pursuant to Section 6006-B of the Act.

"Hazardous Materials" means, without limitation, asbestos, gasoline, petroleum products, explosives, radioactive materials, polychlorinated biphenyls or related or similar materials, or any other substance or material defined as a hazardous or toxic substance, material or waste by any applicable federal, State or local law, ordinance, rule, or regulation.

"Indebtedness" shall mean all obligations for payments of principal and interest with respect to money borrowed, incurred or assumed by the Company from another Person, including purchase money mortgages, financing or capital leases, installment purchase contracts or other similar instruments in the nature of a borrowing by which the Company will be unconditionally obligated to pay. Nothing in this definition or otherwise shall be construed to count Indebtedness more than once.

"Interest Payment Date" shall mean each date on which interest is payable on the Loan as set forth in Exhibit D hereto.

"Lien" means any mortgage, pledge, leasehold interest, security interest, choate or inchoate interest, security interest, choate or inchoate lien, judgment lien, easement, or other encumbrance on title, including, but not limited to, any mortgage or pledge of, security interest in or lien or encumbrance on any Property of the Company which secures any Indebtedness or any other obligation of the Company.

"Lien Waiver" shall mean, with respect to each contractor or subcontractor of the Company for the Project, a sworn statement and waiver of Liens covering all work for which a payment is to be made to the date of payment, including disclaimers from suppliers of fixtures, equipment and materials of any purchase money security interest therein.

"Loan" means the loan or loans made by the Bank to the Company pursuant to this Loan Agreement.

"Loan Account" means that account so designated established by the Bank within the Fund.

"Loan Agreement" means this Loan Agreement dated as of June 24, 2008 between the Bank and the Company as the same may be amended from time to time in accordance with Section 7.4 hereof.

"Loan Origination Fee" means an amount equal to one percent (1.0%) of the principal amount of the Loan.

"Mortgage" means the Company's Indenture dated August 1, 1923, as supplemented and amended by a Supplemental Indenture dated as of February 1, 1948, a Supplemental Indenture dated as of January 1, 1951, a Supplemental Indenture dated as of June 1, 1959, a Supplemental Indenture dated as of October 1, 1967, a Supplemental Indenture dated as of January 1, 1976, a Supplemental Indenture dated as of June 1, 1979, a Supplemental Indenture dated as of May 6, 1987, a Supplemental Indenture dated as of June 1, 1993, a Supplemental Indenture dated as of September 1, 1998, the Tenth Supplemental Indenture dated as of May 1, 2002, the Eleventh Supplemental Indenture dated as of December 22, 2005, and the Twelfth Supplemental Indenture.

"Mortgaged Property" means all of the properties, revenues and other rights of the Company described in the Mortgage.

"MPUC" means the Maine Public Utilities Commission.

"Person" shall include an individual, association, unincorporated organization, corporation, partnership, joint venture, or government or agency or political subdivision thereof.

"Project" means the project described in Exhibit A hereto.

"Project Costs" means the incurred costs, including issuance costs, of the Company which are eligible for financial assistance from the Fund under the Act, which are allowable costs under the Regulations and which are reasonable, necessary and allocable by the Company to the Project under generally accepted accounting principles, an estimate of which is set forth in Exhibit B hereto and made a part hereof.

"Property" shall mean any and all assets of the Company, any land, leasehold interests, buildings, machinery, equipment, hardware, and inventory of the Company wherever located and whether now owned or hereafter acquired, any and all rights, titles and interests in and to any and all fixtures, and property whether real or personal, tangible or intangible and wherever situated and whether now owned or hereafter acquired.

"Rates" means the rates established by the Company for water service approved by the MPUC.

"Regulations" means the regulations of DHHS, adopted pursuant to and in furtherance of the Act, as such may be amended from time to time.

"Resolution" means the resolution adopted by the Bank approving the Loan.

"Safe Drinking Water Act" means the federal Safe Drinking Water Act, 42 U.S.C. §300g et. seq.

"Servicing Fee" means five percent (5.0%) of the payments of principal and interest due on the Loan in any year, or such lesser amount as shall be designated by the Bank.

"State" means the State of Maine.

"Statement" means the Statement of Revised Principal Amount provided by the Bank pursuant to Section 3.1(C) hereof.

"Technical Consultant" means an entity with engineering and technical expertise in the area of municipal drinking water systems which shall be designated by the Bank, and may include DHHS.

"Trustee" means U.S. Bank National Association, or its successors in trust, as trustee under the Mortgage and the Twelfth Supplemental Indenture.

"Twelfth Supplemental Indenture" means the indenture supplemental to the Mortgage dated as of June 24, 2008 in the form set forth in Exhibit K hereto.

Section 1.2. Rules of Construction. Unless the context clearly indicates to the contrary, the following rules shall apply to the construction of this Loan Agreement:

(a) Words importing the singular number shall include the plural number and vice versa.

(b) All references herein to particular articles or sections are references to articles or sections of this Loan Agreement.

(c) The captions and headings herein are solely for convenience of reference and shall not constitute a part of this Loan Agreement nor shall they affect its meaning, construction or effect.

(d) The terms "hereby", "hereof", "hereto", "herein", "hereunder" and any similar terms, as used in this Loan Agreement refer to the Loan Agreement in its entirety and not the particular article or section of this Loan Agreement in which they appear, and the term "hereafter" means after, and the term "heretofore" means before, the date of execution of this Loan Agreement.

ARTICLE II
REPRESENTATIONS

Section 2.1. Representations of the Bank. The Bank represents and warrants as follows:

(a) The Bank is a public body corporate and politic, and an instrumentality of the State, established and existing under the laws of the State, including the Act. The Bank is authorized to use amounts in the Loan Account of the Fund to make the Loan to the Company, in each case to undertake and complete the Project;

(b) The Bank has complied with the provisions of the Act and has full power and authority to execute and deliver this Loan Agreement and to consummate the transactions contemplated hereby and perform its obligations hereunder;

(c) The Bank is not in default under any of the provisions of the laws of the State which would affect its existence or its powers referred to in the preceding paragraph (b);

(d) By Resolution duly adopted by the Bank and still in full force and effect, the Bank has authorized the execution, delivery and due performance of the Loan Agreement and the taking of any and all action as may be required on the part of the Bank to carry out, give effect to and consummate the transactions contemplated by each of the foregoing, and all approvals necessary in connection with the foregoing have been received;

(e) The execution and delivery by the Bank of this Loan Agreement and the consummation of the transactions contemplated hereby will not violate any indenture, mortgage, deed of trust, note, loan agreement or other contract or instrument to which the Bank is a party or by which it is bound, or to the best of the Bank's knowledge, any judgment, decree, order, statute, rule or regulation applicable to the Bank, and all consents, approvals, authorizations and orders of governmental or regulatory authorities which are required for the consummation of the transactions contemplated thereby have been obtained; and

(f) There is no action, suit, proceeding or investigation at law or in equity before or by any court, public board or body pending or, to the knowledge of the Bank, threatened against or affecting the Bank, or to the knowledge of the Bank, any basis therefor, wherein an unfavorable decision, ruling, or finding would adversely affect the transactions contemplated hereby or which, in any way, would adversely affect the validity of this Loan Agreement or any agreement or instrument to which the Bank is a party and which is used or contemplated for use in consummation of the transactions contemplated by each of the foregoing.

Section 2.2. Representations of the Company. The Company represents and warrants as follows:

(a) The Company is a public water system constituting a "Municipality" within the meaning of paragraph C of subsection 7-A of Section 5903 of the Act and incorporated under the laws of the State;

(b) The Company has been duly incorporated and is validly existing as a corporation under the laws of the State, it has full legal right, power and authority to enter into this Loan Agreement, the Twelfth Supplemental Indenture and the Bond and to carry out and consummate all transactions contemplated hereby and thereby and it has, by proper action, duly authorized the execution and delivery of this Loan Agreement, the Twelfth Supplemental Indenture and the Bond. Attached in Exhibit M hereto are copies of (i) the Company's articles of incorporation, certified by the Secretary of State of the State, and a good-standing certificate and (ii) certified copies of its Bylaws and resolutions of its governing body authorizing the execution and delivery of the Loan Agreement, the Twelfth Supplemental Indenture and the Bond;

(c) The execution and delivery of this Loan Agreement, the Twelfth Supplemental Indenture and the Bond, and the consummation of the transactions herein and therein contemplated, will not conflict in any material respect with, or constitute a breach of, or default by it under its articles of incorporation, its by-laws, or any statute, indenture, mortgage, deed of trust, lease, note, loan agreement or other agreement or instrument to which it is a party or by which it or its properties are bound, and will not constitute a violation of any order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its activities or properties. Additionally, the Company is not in breach, default or violation of any statute, indenture, mortgage, deed of trust, lease, note, loan agreement or other agreement or instrument which would allow the obligee or obligees thereof to take any action which would preclude performance of this Loan Agreement, the Mortgage, the Twelfth Supplemental Indenture or the Bond by the Company;

(d) There are no actions, suits or proceedings of any type whatsoever pending or, to its knowledge, threatened against or affecting the Company or its assets, properties or operations which, if determined adversely to it or its interests, could have a material adverse effect upon its financial condition, assets, properties or operations and the Company is not in default with respect to any order or decree of any court or any order, regulation or decree of any federal, state, municipal or governmental agency, which default would materially and adversely affect its financial condition, assets, properties or operations or the completion of construction, equipping and operation of the Project to be financed or refinanced from the proceeds of the Loan;

(e) Neither any information, exhibit or report furnished to the Bank by the Company in connection with the negotiation of this Loan Agreement, the Mortgage, the Twelfth Supplemental Indenture or the Bond nor any of the foregoing representations contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(f) The Company represents and warrants that, to the best of the Company's knowledge, after due inquiry and investigation, (i) there are no Hazardous Materials on the Mortgaged Property, except those in compliance with all applicable federal, State and local laws, ordinances, rules and regulations, (ii) no owner or occupant nor any prior owner or occupant of the Mortgaged Property has received any notice or advice from any governmental agency or any source whatsoever with respect to Hazardous Materials on, from or affecting the Mortgaged Property and (iii) there are no claims, litigation, administrative or other proceedings, whether actual or threatened, or judgments or orders relating to the location of Hazardous Material on the Mortgaged Property or on the surrounding areas. The Company covenants that the Mortgaged Property shall be kept free of Hazardous Materials, and neither the Company nor any occupant of the Mortgaged Property shall use, transport, store, dispose of or in any manner deal with Hazardous Materials on the Mortgaged Property, except in compliance with all applicable federal, State and local laws, ordinances, rules and regulations. The Company shall comply with, and ensure compliance by all occupants of the Mortgaged Property with, all applicable federal, State and local laws, ordinances, rules and regulations, and shall keep the Mortgaged Property free and clear of any Liens imposed pursuant to such laws, ordinances, rules and regulations. In the event that the Company receives any notice or advice from any governmental agency or any source whatsoever with respect to Hazardous Materials on, from or affecting the Mortgaged Property, the Company (at its own expense) shall immediately notify the Bank. The Company shall conduct and complete all investigations, studies, sampling, and testing, and all remedial actions


215

necessary to clean up and remove all Hazardous Materials from the Mortgaged Property in accordance with all applicable federal, State and local laws, ordinances, rules and regulations. The obligations and liabilities of the Company under this paragraph shall survive any entry of a judgment of foreclosure or the delivery of a deed in lieu of foreclosure of the Mortgage. For purposes of this section, due inquiry and investigation shall mean a reasonable review of the records of the Company but shall not be deemed to require a formal site assessment or environmental testing;

(g) The Bond constitutes a validly issued, legally binding obligation of the Company secured as set forth therein;

(h) The Company has full legal right and authority and all necessary permits, licenses and approvals (other than such permits, licenses or approvals which are not, by their nature, obtainable prior to substantial completion of the Project) required as of the date hereof to own the Project, to carry on its activities relating thereto, to undertake and complete the Project and to carry out and consummate all transactions contemplated by this Loan Agreement;

(i) The Company represents that it has not made any commitment or taken any action which will result in a valid claim for any finders' or similar fees or commitments in respect of the issuance and sale of the Bond and the making of the Loan under this Loan Agreement;

(j) Each of the facilities comprising a part of the Project are eligible for financing from the Fund and its estimated cost is equal to or in excess of $1,458,520. The Company intends the Project to be and continue to be an Eligible Project under the Safe Drinking Water Act and the Act during the term of this Loan Agreement;

(k) The Project is, or will be, when completed, in compliance with all applicable federal, State and local laws and ordinances (including rules and regulations) relating to zoning, building, safety and environmental quality. The Company intends to proceed with due diligence to complete the Project pursuant to Section 4. 1 hereof. The Company will comply with all requirements of DHHS necessary to construct the Project;

(l) The Company represents that it is in compliance with §5953-B(3)(E) of the Act and copies of DHHS approval and certifications required thereby are attached as Exhibit I; and

(m) The Company has pledged all of its revenues under the Mortgage to the holders of all bonds issued thereunder, including the Bond.


216

ARTICLE III
LOAN PROVISIONS

Section 3.1. Loan Clauses. (A) *The Loan.* Subject to the conditions and in accordance with the terms of this Loan Agreement, the Bank hereby agrees to make the Loan and the Company hereby agrees to accept the Loan. The Loan shall be in the aggregate principal amount of up to $1,458,520. As security for the obligation of the Company to repay that portion of the principal amount of the Loan as it may be reduced pursuant to Section 3.1(C) below, the Company hereby agrees to sell to the Bank the Bond in the aggregate principal amount of up to $1,458,520 and in the form attached hereto as Exhibit E.

(B) *Maturities, Interest Rates, Redemption Provisions.* The Bond will bear interest, from the date of its issuance and delivery payable on October 1 and April 1 of each year commencing October 1, 2008. Subject to any applicable legal limitations, the principal amounts, maturities, redemption premiums and the rate or rates of interest borne by the Bond shall be as set forth in Exhibit D, as it may be amended in accordance with Section 3.1(C) hereof. The principal amount of the Loan, if not previously paid, shall be due on April 1, 2028.

(C) *Allocation For Reduced Loan Size.* If the amount disbursed under this Loan Agreement pursuant to Section 3.6 through final completion of the Project is less than the full amount of the Loan, (i) the principal amount of the Loan shall be reduced by an amount equal to the difference between the principal amount of the Loan and the total amount disbursed (the "Loan Reduction Amount") and (ii) within 45 days after the Project is certified by DHHS as substantially complete, the Bank shall provide the Company and the Trustee with a Statement of Revised Principal Amount reflecting such reduction (the "Statement"). The Bank shall attach a revised Exhibit D to the Statement to reflect the Loan Reduction Amount. Unless otherwise agreed to by the parties, the revised Exhibit D attached to the Statement shall reflect ratable reductions in the annual payments of principal over the remaining term of the Loan and the Loan Reduction Amount shall be applied ratably on the basis of the amounts of such payments of principal that would otherwise be due.

Section 3.2. Security for Loan. (A) The Company has delivered or caused to be delivered to the Trustee, at the Company's expense, an opinion of counsel, with respect to the Mortgaged Property as required by Section 5(C) of Article I of the Mortgage.

(B) The Bond is issued under, and secured pro rata with all series of bonds outstanding under, the Mortgage, as it may be amended and supplemented.

Section 3.3. Other Amounts Payable. The Company hereby expressly agrees to pay to the Bank:

(1) the Bank's Loan Origination Fee;

(2) the Bank's issuance costs for the Loan made hereunder; and


217

(3) the Bank's Servicing Fee, which shall be payable in semi-annual installments on each Interest Payment Date.

Section 3.4. Intentionally Omitted.

Section 3.5. Deposit of Loan Proceeds. Proceeds of the Loan shall be retained by the Bank until disbursed to the Company pursuant to this Loan Agreement. Earnings on undisbursed amounts of the Loan shall be for the account of the Bank.

Section 3.6. Disbursement of Loan Proceeds . (A) Copies of each requisition (the form of which is attached hereto as Exhibit F) shall be delivered to the Bank and the Technical Consultant. Each requisition shall contain Lien Waivers and bills, invoices, evidence of payment or such other evidence that Project Costs for which disbursement is requested have been incurred by the Company.

(B) The Bank will make payments of proceeds of the Loan to the Company upon submission of a requisition approved by the Bank and the Technical Consultant; provided however that proceeds for costs other than pre-design/engineering costs (as defined and approved by DHHS) shall not be disbursed until all approvals required by DHHS prior to construction have been obtained.

Section 3.7. Remedies. If (i) the Company or any authorized representative is not complying with federal or State laws, regulations, or requirements relating to the Project and, following due notice by the Bank, the Project is not brought into compliance within a reasonable period of time, or (ii) the Company is in violation of any covenant set forth herein:

(A) the Bank may deny certification of disbursement requests until the Project is brought into compliance or the covenant violation is cured, by written notice of such determination of noncompliance or violation and denial, and until such time as the Bank revokes such determination of noncompliance or violation and denial; and

(B) The Bank shall have all the remedies permitted by law and by this Loan Agreement, including the remedies set forth in Section 6.2 herein.

The Bank may rely on any advice or direction received by it from the Technical Consultant in making any determination under this Section 3.7.

Section 3.8. Effective Date and Term. This Loan Agreement shall become effective upon its execution and delivery by the parties hereto, shall remain in full force and effect from such date and shall expire on such date as the Bond shall be discharged and satisfied in accordance with the provisions thereof.

ARTICLE IV
THE PROJECT

Section 4.1. Completion of the Project. (A) The Company agrees that it will undertake and complete the Project for the purposes and in the manner set forth in this Loan Agreement and in accordance with all federal, State and local laws, ordinances and regulations applicable thereto. The Company shall obtain all necessary approvals from any and all governmental agencies requisite to the completion of the Project. Upon completion of the Project, the Company shall obtain all required permits and authorizations from appropriate authorities, if required, for operation and use of the Project as contemplated by this Loan Agreement.

(B) The Company shall provide or cause to be provided payment and performance bonds assuring the performance of the work to be performed under all construction contracts entered into with respect to the Project and payment of all contractors and subcontractors thereunder. All payment and performance bonds required hereunder shall be issued by independent surety companies authorized to transact business in the State.

(C) The Company will take and institute such proceedings as shall be necessary to cause and require all contractors and material suppliers to complete their contracts diligently and in accordance with the terms of the contracts including, without limitation, the correcting of defective work.

Section 4.2. Payment of Additional Project Costs. In the event that Loan proceeds are not sufficient to pay the costs of the Project in full, the Company shall nonetheless complete the Project and pay that portion of the Project Costs as may be in excess of available Loan proceeds, and shall not be entitled to any reimbursement therefor from the Bank or the holders of any Bonds, except from the proceeds of additional financing which may be provided by the Bank pursuant to a project financing agreement.

Section 4.3. Completion Certificate. The Company shall deliver to the Bank and the Technical Consultant a certificate of an authorized officer stating that the Project has been completed in accordance with this Loan Agreement within seven (7) Business Days following such completion. The Company shall in addition notify the Bank and the Technical Consultant in writing within thirty (30) days of the actual date of initiation of operation of the Project.

Section 4.4. No Warranty Regarding Condition, Suitability or Cost of Project. Neither the Bank nor the Technical Consultant makes any warranty, either express or implied, as to the Project or its condition or that it will be suitable for the Company's purposes or needs, or that the proceeds of the Loan will be sufficient to pay the costs of the Project. Review or approval of engineering reports, facilities plans, design drawings and specifications or other documents or the inspection of Project construction by the Technical Consultant or the Bank does not relieve the Company of its responsibility to properly plan, design, build and effectively operate and maintain the Project as required by laws, regulations, permits and good management practices. The Technical Consultant and the Bank or their representatives are not responsible for increased costs resulting from defects in the plans, design drawings and specifications or other Project documents. Nothing in this section prohibits the Company from requiring more assurances, guarantees, or indemnity or other contractual requirements from any party performing Project work.

Section 4.5. Insurance. (A) The Company will keep, or cause to be kept, the Project insured against loss or damage by fire, flood, lightning, windstorm, vandalism, malicious mischief and other hazards, casualties, contingencies and all other "extended coverage" risks to their full insurable value (subject to such deductibles and exclusions as the Company deems reasonable and prudent and as are customary for public water systems similarly situated), and will promptly pay when due all premiums on such insurance.

(B) Each insurance policy maintained pursuant to subsection 4.5(A) hereof shall contain in a form acceptable to the Bank (1) a provision to the effect that the policy will not be cancelled without at least ten days prior written notice to the Bank, (2) the standard waiver of subrogation and endorsement, and (3) any other endorsement required by the Bank. The Company shall deliver satisfactory evidence of continuing coverage to the Bank at least thirty days before the expiration of the old policies.

(C) The Company shall carry and maintain such public liability insurance for personal injuries or property damage to the extent and in the manner customary for similar public water systems similarly situated. Any insurance issued in compliance with this subsection 4.5(C) shall contain a provision to the effect that the policy will not be canceled without at least ten days prior written notice. The Company shall deliver satisfactory evidence of continuing coverage to the Bank at least thirty days before the expiration of the old policies.

ARTICLE V
COVENANTS

Section 5.1. Application of Loan Proceeds. The Company will apply the proceeds of the Loan solely for the eligible costs of the Project.

Section 5.2. Construction of the Project. The Company will cause the Project to be designed and constructed in accordance with plans and specifications delivered to the Technical Consultant and consistent with Exhibit A hereto, and will proceed with the acquisition and construction of the Project in conformity with law and with all applicable requirements of governmental authorities having jurisdiction with respect thereto, subject to such modifications of plans and specifications as may be approved by the Technical Consultant as necessary or advisable to effectuate the purposes of the Act.

Section 5.3. Completion of the Project. The Company shall, with all practical dispatch and in a sound and economical manner consistent in all respects with Section 4.1 hereof, complete or cause to be completed the acquisition and construction of the Project, and do all other acts and things necessary and possible to entitle it to receive Rates with respect to the Project at the earliest practicable time and obtain from the Technical Consultant a certification of completion of the Project. The Company shall cause to be prepared as-built plans and specifications for the Project at or prior to completion thereof.

Section 5.4. Operation and Maintenance. After completion of the Project, the Company shall at all times operate the Project or otherwise cause the Project to be operated properly and in a sound and economical manner and shall maintain, preserve and keep the Project or cause the Project to be maintained, preserved and kept, in good repair, working order and condition, and shall from time to time make, or cause to be made, all necessary and proper repairs, replacements and renewals so that at all times the operation of the Project may be properly conducted in a manner that is consistent with prudent engineering and operating practices, and the Company shall not discontinue operation of or sell or otherwise dispose of the Project, except for portions of the Project sold or otherwise disposed of in the course of ordinary repair and replacement of obsolete or worn out parts, without the approval of the Bank so long as the Loan is outstanding and except for a release of the Project or any part thereof from the lien of the Mortgage pursuant to the provisions of Article IV thereof. Any request for approval shall be accompanied by a letter from the Technical Consultant approving the proposed discontinuance, sale or disposition.

Section 5.5. Compliance With Law. The Company will at all times construct and operate the Project and otherwise cause the Project to be constructed and operated in compliance with all applicable federal, State and local laws, ordinances, rules, regulations, permits, approvals and this Loan Agreement.

Section 5.6. Covenants as to Corporate Existence; Etc. The Company hereby covenants:

(a) Except as otherwise expressly provided herein, to preserve its corporate or other separate legal existence and all its rights and licenses to the extent necessary or desirable in the operation of its business and affairs and to be qualified to do business in each jurisdiction where its ownership of Property or the conduct of its business requires such qualifications; provided, however, that nothing herein contained shall be construed to obligate it to retain or preserve any of its rights or licenses no longer used or useful in the conduct of its business.

(b) At all times to cause its business to be carried on and conducted and its Property to be maintained, preserved and kept in good repair, working order and condition and all needful and proper repairs, renewals and replacements thereof to be made.

(c) To do all things reasonably necessary to conduct its affairs and carry on its business and operations in such manner as to comply in all material respects with any and all applicable laws of the United States and the several states thereof and duly to observe and conform to all valid orders, regulations or requirements of any governmental authority relative to the conduct of its business and the ownership of its Property; provided, nevertheless, that nothing herein contained shall require it to comply with, observe and conform to any such law, order, regulation or requirement of any governmental authority so long as the validity thereof or the applicability thereof to it shall be contested in good faith; provided, however, that no such contest shall subject the Bank to the risk of any liability, and, in any event, that the Company shall indemnify the Bank against any liability resulting from such contest.

(d) Promptly to pay all lawful taxes, governmental charges and assessments at any time levied or assessed upon or against it or its Property; provided, however, that it shall have the right to contest in good faith any such taxes, charges or assessments or the collection of any such sums and pending such contest may delay or defer payment thereof; provided, however, that no such contest shall subject the Bank to the risk of any liability, and, in any event, that the Company shall indemnify the Bank against any liability resulting from such contest.

Section 5.7. Additional Indebtedness. The Company will not issue any indebtedness secured by assets or revenues of the Company whose security interest is senior to that of the Trustee under the Mortgage on behalf of the holders of bonds issued and to be issued under the Mortgage, including the Bank, except as permitted by the Mortgage.

Section 5.8. Ownership. Subject to Section 5.4 hereof, the Company will at all times retain ownership of the Project.

Section 5.9. Establishment of Project Accounts; Audits. The Company shall maintain Project accounts in accordance with generally accepted accounting standards as required by the MPUC. The Company will permit the Technical Consultant and the Bank or their authorized representatives to review or audit all records relating to the Project, and will produce or cause to be produced all records relating to any work performed under the terms of this Loan Agreement for examination at such times as may be designated by any of them or their authorized representatives, and shall permit extracts and copies of Project records to be made by them or their authorized representatives, and shall fulfill information requests by them or their authorized representatives.

Section 5.10. Records. The Company will retain all files and records relating to construction of the Project for at least six years following the date of completion of the Project as certified pursuant to Section 4.3 hereof. All other files and records relating to the Project shall be retained so long as this Loan Agreement remains in effect. As-built plans and specifications for the Project shall be retained for the useful life of the Project.

Section 5.11. Project Access. The Company shall permit representatives of the Technical Consultant and the Bank to have access to the Project at all reasonable times, and all contracts for construction or operation of all or a portion of the Project shall contain provisions that permit such access and shall permit extracts and copies of Project records to be made by the foregoing persons.

Section 5.12. Engineering Inspection. The Company shall provide competent and adequate resident inspection of all Project construction, under the direction of a professional engineer licensed in the State. The Company shall direct such engineer to inspect work necessary for the construction of the Project and to determine whether such work has been performed in accordance with the approved plans and specifications. Any work not in accordance with approved plans and specifications shall be remedied, unless such noncompliance is waived by DHHS and the Bank.

Section 5.13. Intentionally Omitted.

Section 5.14. General Rate Covenant. (A) The Company hereby certifies that it has established and will charge Rates with respect to the Project, or the system of which the Project is a part, in accordance with law and in amounts such that revenues of the Company with respect to the Project shall be sufficient, together with other funds available to the Company for such purposes, to pay all costs of operating and maintaining the Project in accordance with this Loan Agreement, including the establishment of reasonable or required reserves, and to pay all amounts due under this Loan Agreement and the Bond.

(B) The Company covenants that it shall, from time to time, revise and charge Rates with respect to the Project such that the revenues and funds described in paragraph (A) shall be sufficient to pay the costs described in paragraph (A).

Section 5.15. Notice of Impaired System. In the case of any material damage to or destruction of the Project or any part thereof, or actual or threatened proceedings for the purpose of taking or otherwise affecting by condemnation, eminent domain or otherwise, all or a part of the Project, any action, suit or proceeding at law or in equity or by or before any governmental instrumentality or agency, or any other event whatsoever which may impair the ability of the Company to construct or operate the Project or set and collect Rates, the Company shall promptly notify the Bank.

Section 5.16. Compliance With Federal Program Requirements. The Company covenants that the Project will comply with the Federal requirements applicable to activities supported with federal funds, a list of which is included as Exhibit J.

Section 5.17. Compliance With Federal Single Audit Act. The Company covenants to comply with the requirements of the Federal Single Audit Act, to the extent it applies to the expenditure of federal funds, including any portion of the Loan the principal repayment of which has been forgiven. The Company agrees to submit to the Bank copies of any audit prepared and filed pursuant to the requirements of this Section.

Section 5.18. Continuing Information. The Company agrees to submit to the Bank when available its annual report and audited annual financial statements.

ARTICLE VI
EVENTS OF DEFAULT AND REMEDIES

Section 6.1. Events of Default. Each of the following events shall constitute and be referred to herein as an "Event of Default":

(a) The Company shall fail to make any payment of the principal of, the premium, if any, and interest, if any, on the Bond when and as the same shall become due


223

and payable, whether at maturity, by proceedings for redemption, by acceleration or otherwise, in accordance with the terms thereof.

(b) The Company shall fail duly to observe or perform any other covenant or agreement on its part under this Loan Agreement for a period of thirty (30) days after the date on which written notice of such failure, requiring the same to be remedied, shall have been given to the Company by the Bank. If the breach of covenant or agreement is one which cannot be completely remedied within the thirty (30) days after written notice has been given, it shall not be an Event of Default as long as (i) the Company has taken active steps within the thirty (30) days after written notice has been given to remedy the failure and is diligently pursuing such remedy, and (ii) such failure is remedied within sixty (60) days after written notice has been given or, if such failure cannot reasonably be remedied within such sixty (60) days, the Company continues thereafter to diligently pursue and obtain such remedy.

(c) The entry of a decree or order by a court having jurisdiction in the premises adjudging the Company a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under the Federal Bankruptcy Code or any other applicable federal or State law, or appointing a receiver, liquidator, assignee, or sequestrator (or other similar official) of the Company or of any substantial part of its Property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of sixty (60) consecutive days.

(d) The commencement by the Company of proceedings to be adjudicated a bankrupt or insolvent, or the consent by it to the commencement of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under the Federal Bankruptcy Code or any other similar applicable federal or State law, or the consent by it to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of the Company or of any substantial part of its Property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due.

Upon having actual notice of the existence of an Event of Default, the Bank shall serve written notice thereof upon the Company unless the Company has expressly acknowledged the existence of such Event of Default in a writing delivered by the Company to the Bank or filed by the Company in any court.

Section 6.2. Remedies in General. Upon the occurrence and during the continuance of any Event of Default, the Bank may take such action as the Bank deems necessary or appropriate to collect amounts due hereunder, to enforce performance and observance of any obligation or agreement of the Company hereunder or to protect the interests securing the same, and may, without limiting the generality of the foregoing and in accordance with applicable law:

(a) Exercise any or all rights and remedies given hereby or available hereunder or given by or available under any other instrument of any kind securing the Company's performance hereunder.

(b) Take any action at law or in equity to collect the payments then due on the Bond, whether on the stated due date or by declaration of acceleration or otherwise, for damages or for specific performance or otherwise to enforce performance and observance of any obligation, agreement or covenant of the Company hereunder.

(c) Apply to a court of competent jurisdiction for the appointment of a receiver (but only in the case of an Event of Default not described in Section 6.1(b) hereof) of any or all of the property of the Company, such receiver to have such powers as the court making such appointment may confer. The Company hereby consents and agrees to the appointment of such receiver and that such receiver may be given the right, power and authority, to the extent the same may lawfully be given, to take possession of and operate and deal with such property and the revenues, profits and proceeds therefrom, with like effect as the Company could do so, and to borrow money and issue evidences of indebtedness as such receiver.

(d) Declare any or all of the unpaid principal and interest of the Loan due and payable and exercise any rights and remedies under the Mortgage as the holder of bonds secured thereby.

Section 6.3. Discontinuance or Abandonment of Default Proceedings. If any proceedings taken by the Bank on account of any Event of Default shall have been discontinued or abandoned for any reason, or shall have been determined adversely to the Bank, then and in every case the Bank and the Company shall be restored to their former position and rights hereunder, respectively, and all rights, remedies and powers of the Bank shall continue as though no such proceeding had taken place.

Section 6.4. Remedies Cumulative. No remedy conferred upon or reserved to the Bank hereby or now or hereafter existing at law or in equity or by statute, shall be exclusive but shall be cumulative with all others. Such remedies are not mutually exclusive and no election need be made among them, but any such remedy or any combination of such remedies may be pursued at the same time or from time to time so long as all amounts realized are properly applied and credited as provided herein. No delay or omission to exercise any right or power accruing upon any Event of Default shall impair any such right or power or shall be construed to be a waiver thereof, but any such right or power may be exercised from time to time and as often as may be deemed expedient by the Bank. No consent or waiver, express or implied, by the Bank to or of any Event of Default shall be construed as a consent or waiver to or of any other Event of Default. No waiver of any Event of Default or other indulgence shall be effective unless expressed in writing by the Bank. Any failure by the Bank to insist upon strict performance by the Company or any Person of any of the terms or provisions of this Loan Agreement shall not be deemed to be a waiver of any terms or provisions of this Loan Agreement and the Bank shall have the right thereafter to insist upon strict performance of any and all of such terms and provisions. The Company agrees for itself, its successors and assigns, that the acceptance, before


225

the expiration of the right of redemption and after the commencement of foreclosure proceedings of this Loan Agreement, of insurance proceeds, eminent domain awards, rents or anything else of value to be applied on or to the indebtedness arising under the Bond and/or secured by this Loan Agreement by the Bank or any Person holding under it shall not constitute a waiver of such foreclosure, and this Loan Agreement by the Company shall be that agreement referred to in Section 6204 of Title 14 of the Maine Revised Statutes Annotated as necessary to prevent such waiver of foreclosure. This Loan Agreement by the Company is intended to apply to the acceptance and such application of any such proceeds, awards, rents and other sums or anything else of value whether the same shall be accepted from, or for the account of, the Company or from any other source whatsoever by the Bank or by any Person holding under the Company at any time or times in the future while any of the indebtedness secured hereby shall remain outstanding. In the event of any waiver of an Event of Default hereunder, the parties shall be restored to their former positions and rights hereunder, but no such waiver shall extend to any other or subsequent Event of Default or impair any right arising as a result thereof.

Section 6.5. Application of Moneys Collected. Any amounts collected pursuant to action taken under this Article VI shall be credited against amounts due on the Bond.

Section 6.6. Attorneys' Fees and Other Expenses. If, as a result of the occurrence of an Event of Default, the Bank employs attorneys or incurs other expenses for the collection of payments due hereunder or for the enforcement of performance or observance of any obligation or agreement on the part of the Company, the Company will, on demand, reimburse the Bank for the reasonable fees of such attorneys and such other reasonable expenses so incurred.

ARTICLE VII
MISCELLANEOUS

Section 7.1. Notices. All notices, certificates or other communications hereunder shall be sufficiently given, and shall be deemed given when hand delivered or mailed by registered or certified mail, postage prepaid, return receipt requested to the address set forth below:

(a) Bank:
Maine Municipal Bond Bank
3 University Drive
P.O. Box 2268
Augusta, Maine 04338-2268
Attn: Robert O. Lenna

(b) Technical Consultant:
State of Maine Department of Health and Human Services
10 State House Station
Augusta, Maine 04333-0011
Attn: Division of Health and Engineering

(c) Company:
Biddeford and Saco Water Company
181 Elm Street
P.O. Box 304
Biddeford, Maine 04005
Attn: President

Any of the foregoing parties may designate any further or different addresses to which subsequent notices, certificates or other communications shall be sent, by notice in writing given to the others.

Section 7.2. Binding Effect. This Loan Agreement shall inure to the benefit of and shall be binding upon the Bank and the Company and their respective successors and assigns.

Section 7.3. Severability. In the event any provision of this Loan Agreement shall be held illegal, invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

Section 7.4. Amendments, Supplements and Modifications. This Loan Agreement may be amended, supplemented or modified to provide for additional Loans by the Bank to the Company. All amendments, supplements and modifications shall be in writing between the Bank and the Company.

Section 7.5. Execution in Counterparts. This Loan Agreement may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument.

Section 7.6. Applicable Law. This Loan Agreement shall be governed by and construed in accordance with the laws of the State of Maine, including the Act.

Section 7.7. Captions. The captions or headings in this Loan Agreement are for convenience only and shall not in any way define, limit or describe the scope or intent of any provisions or sections of this Loan Agreement.

Section 7.8. Intentionally Omitted.

Section 7.9. Further Assurances. The Company shall, at the request of the Bank, authorize, execute, acknowledge and deliver such further resolutions, conveyances, transfers, assurances, financing statements and other instruments as may be necessary or desirable for better assuring, conveying, granting, assigning and confirming the rights, security interests and agreements granted or intended to be granted by this Loan Agreement and the Bond.

Section 7.10. Intentionally Omitted.

Section 7.11. Intentionally Omitted.

Section 7.12. Covenant Against Discrimination. The Company in the performance of this Loan Agreement will not discriminate or permit discrimination against any person or group of persons on the grounds of race, color, religion, national origin, age, sex, marital status, physical handicap, political beliefs, mental retardation or history of mental disorder in any manner prohibited by the laws of the United States or of the State.

IN WITNESS WHEREOF, the Bank and the Company have caused this Loan Agreement to be executed and delivered, as of the 24th day of June, 2008.

MAINE MUNICIPAL BOND BANK

By: ______________________
Its Executive Director

BIDDEFORD AND SACO WATER COMPANY

By: ______________________
Its President

Exhibit A

DESCRIPTION OF PROJECT

• SRF 2005-10 Installation of a Process Blower at the Biddeford & Saco Water Company Water Treatment Plant;
• SRF 2006-8 Construction of a Transmission Main Across Wetlands Adjacent to the Saco River; and
• SRF 2006-10 Installation of a new Flexible-Membrane Cover on the Biddeford & Saco Water Company's 7.5 Million Gallon Reservoir.



Exhibit B

PROJECT COSTS

Design	$40,000.00	
Engineering	$45,000.00	
Contractors	$1,145,000.00	
Contingency	$129,764.40	
Other: legal & administration	$55,000.00	
Sub-Total of Project Costs		$1,414,764.40
Total Issuance Costs/Fees		$43,755.60
Total Project and Issuance Costs		$1,458,520.00

Exhibit C

DESCRIPTION OF RATES

(See Attached Copy of MPUC-Approved Rates)

ANNUAL AND SEASONAL RATES

UNMETERED DOMESTIC AND COMMERCIAL RATES

Availability

This schedule is available for all existing unmetered domestic and commercial water services in the territory, including both yearly and seasonal, except municipal and private fire protection, but will not be available for new services installed after the effective date of these rates unless such services are deemed by the utility to be unsuitable for metering.

Minimum Charge

The Minimum Charge under these Unmetered Rates shall be the Family or First Fixture Charge.

Rates

The following charges are "per year" for yearly customers and "per season" for seasonal customers. Whether the billing is semi-annual or annual will be at the option of the Company.

Family Charge (includes faucet in kitchen sink, set tubs and lavatory), First Fixture or any single water connection	$121.18
Each additional Fixture:	$ 16.24
Each additional Family having use of a first fixture, toilet, bathtub or shower in common, an additional charge shall be made for each such fixture, toilet, bath tub or shower used in common of	$ 16.24

Building Purposes

Applies to all Divisions of the Biddeford and Saco Water Company.

A deposit of $25.00 will be required of a Contractor or Owner for a service with water used during construction. The Company will repay this deposit less a charge per month equal to the minimum meter rate applying in that division for the elapsed time between the installation of the service and the notice by the Contractor or Owner that he has finished with the use of the service for construction.

It is required of the applicant for this service that the Company be notified when construction is completed and the structure is ready for use, so that the service can be billed under one of the standard rates of the Company.

Discount

On the July billings for Seasonal Customers, a discount of $2.00 will be allowed if paid on or before the 20th of July or within twenty (20) days of the date of the bill.

Discounts will only apply provided no previous bill remains unpaid.

ANNUAL METER RATE

Availability

This schedule is applicable to all Customers in the territory taking water service continuously throughout the twelve months of the year, except for municipal and private fire protection, to be used solely by the Customer on his own premises.

Rate: Consumption Charge

Quarterly Billing

First 1,200 cu. ft. or any part thereof per Quarter ____$30.27
Next 7,800 cu. ft. per Quarter ____________________1.2555 per 100 cu. ft.
Next 21,000 cu. ft. per Quarter ____________________0.8818 per 100 cu. ft.
Next 60,000 cu. ft. per Quarter ____________________0.6282 per 100 cu. ft.
Excess 90,000 cu. ft. per Quarter __________________0.5440 per 100 cu. ft.

Monthly Billing

First 400 cu. ft. or any part thereof per Month ______$ 10.09
Next 2,600 cu. ft. per Month ______________________1.2555 per 100 cu. ft.
Next 7,000 cu. ft. per Month ______________________0.8818 per 100 cu. ft.
Next 20,000 cu. ft. per Month _____________________0.6282 per 100 cu. ft.
Excess 30,000 cu. ft. per Month ___________________0.5440 per 100 cu. ft.

Each meter shall be billed in accordance with this schedule. Meters on different services, but serving the same Customer will not be added together under one billing, but each meter will be billed separately in accordance with this schedule.

Minimum Charge

The Minimum Charge for different sizes of meters will be billed on either the monthly or quarterly basis in accordance with the Company's billing procedure, and these minimums shall be as follows:

Meter	Monthly		Quarterly	
Size	Allowance	Charge	Allowance	Charge
5/8"	400	$ 10.09	1,200	$ 30.27
3/4"	600	12.60	1,800	37.80
1"	1,100	18.88	3,300	56.64
1-1/2"	1,800	27.67	5,400	83.00
2"	5,200	62.13	15,600	186.40
3"	9,000	95.64	27,000	286.92
4"	24,400	194.92	73,200	584.76
6"	41,700	293.75	125,100	881.24
8"	99,700	609.27	299,100	1,827.80
10"	122,300	732.21	366,900	2,196.63

SEASONAL METER RATE

Availability

This schedule applies to all Seasonal Customers using water service less than twelve months of the year, including Customers who use water from the Company on an intermittent basis to supplement their own source of water supply, or for purposes of irrigation.

Whenever necessary to prorate a bill for a Seasonal Customer a "Season" shall be defined as the period between April 15 and October 15 of each year.

Rate:

Consumption Charge

First 2,400 cu. ft. or fraction thereof per season ________________ $120.63
Next 27,600 cu. ft. per season ________________________________ 1.4250 per 100 cu. ft.
Next 70,000 cu. ft. per season ________________________________ 1.2686 per 100 cu. ft.
Excess 100,000 cu. ft. per season ______________________________ 0.7489 per 100 cu. ft.

Each meter shall be billed in accordance with this schedule. Meters on different services, but serving the same customer, will not be added together under one billing, but each meter will be billed separately in accordance with this schedule.

Minimum Charge

The Minimum Charge for the season for various sizes of meters shall be as follows:

Meter Size	Consumption Allowed	Minimum Per Season
5/8"	2,400	$ 120.63
3/4"	3,600	137.73
1"	9,700	224.66
1-1/2"	17,700	338.66
2"	48,200	744.82
3"	80,400	1,153.30
4"	215,000	2,263.19
6"	368,500	3,412.75

The Company will bill this minimum charge when the water is first turned on, or else on July 1 of each year. A discount of $2.00 will be allowed on this bill if paid on or before July 20, or within twenty (20) days from the date of the bill provided no previous bill remains unpaid. No other discount will be allowed.

ANNUAL AND SEASONAL RATES
FOR PRIVATE FIRE PROTECTION

Connections to Supply Automatic Sprinklers and/or Private Hydrants

For each 2" connection.................. $ 165.48 per Year or Season
For each 4" connection.................. $ 330.80 per Year or Season
For each 6" connection.................. $ 468.60 per Year or Season
For each 8" connection.................. $ 799.40 per Year or Season
For each 10" connection................. $ 1,019.90 per Year or Season
For each 12" connection................. $ 1,496.80 per Year or Season

Private Hydrants.......................... $ 109.74 per Year or Season, each

Automatic Sprinklers — No additional charge over and above the connection charge

HYDRANT AND MUNICIPAL RATES FOR CITIES AND TOWNS SERVED

Availability

This schedule is available to all Cities and Towns serviced, as listed below:

I. For Standard Fire Hydrants connected to the utility's system on March 3,2008, there shall be paid to the utility by the municipality served a Monthly Fire Protection Charge as follows:

City of Biddeford
For the 477 Standard Fire Hydrants......... $ 22,086.37 per month

City of Saco
For the 418 Standard Fire Hydrants......... $ 19,354.52 per month

Town of Old Orchard
For the 216 Standard Fire Hydrants......... $ 10,001.38 per month

Town of Scarborough
For the 82 Standard Fire Hydrants............ $ 3,796.82 per month

Total Monthly Charge:........................... 55,239.09

Total Annual Charge:.......................... $662,869.08

II. A charge of 1% per month will be assessed after 30 days from the billing date on all unpaid fire protection charges.

III. For each additional Standard Fire Hydrant connected to any main on or after March 4, 2008, charges will be governed by Chapter 690 of the Commission's Rules and Regulations.

CUSTOMER DISCONTINUANCE OR INTERRUPTION CHARGE

A charge of $5.00 will be made by the Company for turning off and turning back on again water service at the request of the Customer during normal business hours (7:30 A.M. to 4:00 P.M.) Monday through Friday. If the customer requests these services be performed other than during normal business hours, the charge will be $30.00.

INSTALLATION OF REMOTE READING METER

A charge of $25.00 will be made by the Company for installing a remote reading meter on an existing service if the remote reading meter is a 5/8" or ¾" meter and is installed at the request of the customer for his/her convenience.

Exhibit D

INTEREST AND PRINCIPAL REPAYMENT SCHEDULE

MMBB Drinking Water Revolving Loan Fund
BREAKDOWN OF BORROWER PAYMENTS
BORROWER - - -> Biddeford & Saco Water Company

EST. CLOSING DATE	24-Jun-08
INTEREST RATE	2.230%
DAILY INTEREST RATE	0.006%

	SOURCES		USES OF PAYMENT		
*********************	**************	**************	*************************	**************	****************
DATE	BORROWER PAYMENT	ADMIN FEE	EQUITY LOAN PRINCIPAL	EQUITY LOAN INTEREST	TOTAL
October 1, 2008	$10,150.51	447.22		$8,944.37	$9,391.59
April 1, 2009	$32,825.63	1,563.13	$15,000.00	$16,262.50	$32,825.63
October 1, 2009	$16,900.01	804.76		$16,095.25	$16,900.01
April 1, 2010	$32,650.01	1,554.76	$15,000.00	$16,095.25	$32,650.01
October 1, 2010	$16,724.40	796.40		$15,928.00	$16,724.40
April 1, 2011	$32,474.40	1,546.40	$15,000.00	$15,928.00	$32,474.40
October 1, 2011	$16,548.79	788.04		$15,760.75	$16,548.79
April 1, 2012	$32,298.79	1,538.04	$15,000.00	$15,760.75	$32,298.79
October 1, 2012	$16,373.18	779.68		$15,593.50	$16,373.18
April 1, 2013	$32,123.18	1,529.68	$15,000.00	$15,593.50	$32,123.18
October 1, 2013	$16,197.56	771.31		$15,426.25	$16,197.56
April 1, 2014	$47,697.56	2,271.31	$30,000.00	$15,426.25	$47,697.56
October 1, 2014	$15,846.34	754.59		$15,091.75	$15,846.34
April 1, 2015	$47,346.34	2,254.59	$30,000.00	$15,091.75	$47,346.34
October 1, 2015	$15,495.11	737.86		$14,757.25	$15,495.11
April 1, 2016	$46,995.11	2,237.86	$30,000.00	$14,757.25	$46,995.11
October 1, 2016	$15,143.89	721.14		$14,422.75	$15,143.89
April 1, 2017	$46,643.89	2,221.14	$30,000.00	$14,422.75	$46,643.89
October 1, 2017	$14,792.66	704.41		$14,088.25	$14,792.66
April 1, 2018	$46,292.66	2,204.41	$30,000.00	$14,088.25	$46,292.66
October 1, 2018	$14,441.44	687.69		$13,753.75	$14,441.44
April 1, 2019	$77,441.44	3,687.69	$60,000.00	$13,753.75	$77,441.44
October 1, 2019	$13,738.99	654.24		$13,084.75	$13,738.99
April 1, 2020	$76,738.99	3,654.24	$60,000.00	$13,084.75	$76,738.99
October 1, 2020	$13,036.54	620.79		$12,415.75	$13,036.54

April 1, 2021	$76,036.54	3,620.79	$60,000.00	$12,415.75	$76,036.54
October 1, 2021	$12,334.09	587.34		$11,746.75	$12,334.09
April 1, 2022	$75,334.09	3,587.34	$60,000.00	$11,746.75	$75,334.09
October 1, 2022	$11,631.64	553.89		$11,077.75	$11,631.64
April 1, 2023	$74,631.64	3,553.89	$60,000.00	$11,077.75	$74,631.64
October 1, 2023	$10,929.19	520.44		$10,408.75	$10,929.19
April 1, 2024	$115,929.19	5,520.44	$100,000.00	$10,408.75	$115,929.19
October 1, 2024	$9,758.44	464.69		$9,293.75	$9,758.44
April 1, 2025	$114,758.44	5,464.69	$100,000.00	$9,293.75	$114,758.44
October 1, 2025	$8,587.69	408.94		$8,178.75	$8,587.69
April 1, 2026	$113,587.69	5,408.94	$100,000.00	$8,178.75	$113,587.69
October 1, 2026	$7,416.94	353.19		$7,063.75	$7,416.94
April 1, 2027	$322,416.94	15,353.19	$300,000.00	$7,063.75	$322,416.94
October 1, 2027	$3,904.69	185.94		$3,718.75	$3,904.69
April 1, 2028	$354,100.69	16,861.94	$333,520.00	$3,718.75	$354,100.69
	$2,057,516.40	**97,977.03**	**$1,458,520.00**	**$501,019.37**	**$2,057,516.40**


237

REDEMPTION PRICE
UPON OPTIONAL REDEMPTION

The remaining Principal amount of the Bond and this Loan may be redeemed at any time on or after the date the Project has been completed and the Company has delivered to the Bank the completion certificate required by Section 4.3 of this Loan Agreement, without premium, together with interest, if any, on the Bond accrued and unpaid to the redemption date.



Exhibit E

FORM OF BOND

Exhibit F

FORM OF REQUISITION
FOR DISBURSEMENT OF
LOAN PROCEEDS

(To be delivered first to State of Maine Department of Health and Human Services for approval, and second to the Maine Municipal Bond Bank for approval and for disbursement)

Maine Municipal Bond Bank
3 University Drive
P.O. Box 2268
Augusta, Maine 04338

Re: Biddeford and Saco Water Company

Ladies and Gentlemen:

Pursuant to Section 3.6 of the Loan Agreement dated as of June 24, 2008 between the Maine Municipal Bond Bank and Biddeford and Saco Water Company (the "Loan Agreement") we hereby request disbursement in the amount of $ for Project Costs. Capitalized terms used but not defined herein have the meaning set forth in the Loan Agreement. In connection with this requisition we hereby represent and certify the following:

1. This requisition is requisition number

2. Payments aggregating $ have been incurred by the Company for Project Costs (See DWSRF Reimbursement Form, DWSRF-1, as attached).

3. The amount of this requisition, together with all prior requisitions, does not exceed the amount of the Loan.

4. All amounts requisitioned hereunder are for eligible Project Costs which are unpaid or unreimbursed and have not been the basis of any previous disbursement from Loan proceeds.

5. Promptly upon receipt of the amounts requisitioned hereunder, the Company shall make payments for the unpaid amounts set forth in paragraph 4 of this requisition.

Biddeford and Saco Water Company

Date: ___________

By:___________________________

Attached hereto are invoices evidencing each such amount incurred and the person to whom such amount is payable.

APPROVAL OF MAINE MUNICIPAL BOND BANK

Requisition Number _______ is [approved] [approved in part][1] [not approved][2] by the Maine Municipal Bond Bank pursuant to Section 3.6 of the Loan Agreement dated as of June 24, 2008, between the Maine Municipal Bond Bank and the Company.

Maine Municipal Bond Bank

Date: _________

By:_________________________

[1] Those portions of the requisition that are approved and those portions that are not approved are described in Schedule A attached hereto, with explanations for items not approved.

[2] Attached hereto as Exhibit A are reasons for denial of approval.

Exhibit G

INTENTIONALLY OMITTED

Exhibit H

INTENTIONALLY OMITTED



Exhibit I

DEPARTMENT OF HEALTH AND HUMAN SERVICES APPROVAL



Exhibit J

LIST OF FEDERAL LAWS AND AUTHORITIES

ENVIRONMENTAL:

- Archeological and Historic Preservation Act of 1974, PL 93-291
- Clean Air Act, 42 U.S.C. 7506(c)
- Coastal Barrier Resources Act, 16 U.S.C. 3501 et seq.
- Coastal Zone Management Act of 1972, PL 92-583, as amended
- Endangered Species Act 16 U.S. C. 1531, et seq.
- Executive Order 11593, Protection and Enhancement of the Cultural Environment
- Executive Order 11988, Floodplain Management
- Executive Order 11990, Protection of Wetlands
- Farmland Protection Policy Act, 7 U.S.C. 4201 et seq.
- Fish and Wildlife Coordination Act, PL 85-624, as amended
- National Historic Preservation Act of 1966, PL 89-665, as amended
- Safe Drinking Water Act, section 1424(e), PL 92-523, as amended
- Wild and Scenic Rivers Act, PL 90-542, as amended

ECONOMIC:

- Demonstration Cities and Metropolitan Development Act of 1966, PL 89-754, as amended
- Section 306 of the Clean Air Act and Section 508 of the Clean Water Act, including Executive Order 11738, Administration of the Clean Air Act and the Federal Water Pollution Control Act with Respect to Federal Contracts, Grants, or Loans

SOCIAL LEGISLATION:

- Age Discrimination Act, PL 94-135
- Civil Rights Act of 1964, PL 88-352
- Section 13 of PL 92-500; Prohibition against sex discrimination under the Federal Water Pollution Control Act
- Executive Order 11246, Equal Employment Opportunity
- Executive Orders 11625 and 12138, Women's and Minority Business Enterprise
- Rehabilitation Act of 1973, PL 93-112 (including Executive Orders 11914 and 11250)

MISCELLANEOUS AUTHORITY:

- Uniform Relocation and Real Property Acquisition Policies Act of 1970, PL 91-646
- Executive Order 12549 - Debarment and Suspension

Exhibit K

FORM OF THE TWELFTH SUPPLEMENTAL INDENTURE

Exhibit L

INTENTIONALLY OMITTED

Exhibit M

COMPANY DOCUMENTS

Exhibit M-1

ARTICLES OF INCORPORATION

(Copy Included in the Closing Documents)


250

Exhibit M-2

CERTIFICATE OF GOOD-STANDING

(Copy Included in the Closing Documents)



Exhibit M-3

GENERAL CERTIFICATE OF THE COMPANY

(Copy Included in the Closing Documents)

EXHIBIT 10.1

Consent of accountants

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation in this Offering Circular on Form 1-A of our report dated March 22, 2010, relating to the balance sheets of Biddeford & Saco Water Company as of December 31, 2009 and 2008, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended.

Berry Dunn McNeil & Parker

Portland, Maine
August 4, 2010

EXHIBIT 11.1

Opinion of Verrill Dana, LLP





Attorneys at Law

ONE PORTLAND SQUARE
PORTLAND, MAINE 04112-0586
207-774-4000 • FAX 207-774-7499
www.verrilldana.com

September 29, 2010

Biddeford and Saco Water Company
181 Elm Street
Biddeford, ME 04005

Re: Offering Statement on Form 1-A

Ladies and Gentlemen:

We have acted as special counsel to Biddeford and Saco Water Company, a Maine business corporation (the "Company"), in connection with an offering statement on Form 1-A (the "Offering Statement") filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act"), relating to the offering by the Company of an aggregate of 31,000 shares of common stock of the Company (the "Shares").

For purposes of our opinions set forth below, we have examined originals or copies of such records and certificates of officers, certificates of public officials, and other documents as we have deemed relevant and necessary as a basis for this opinion. In such examination, we have assumed, without independent verification, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals of such documents. As to questions of fact material to this opinion, we have relied, without independent verification, upon representations contained in certificates of officers of the Company and public officials.

Based upon the foregoing, and subject to the qualifications set forth below, we are of the opinion that the Shares to be offered and sold pursuant to the Offering Statement will be validly issued, fully paid, and non-assessable upon issuance on the terms set forth in the Offering Statement.

This opinion is limited to matters governed by the laws of the State of Maine and no other jurisdiction, and is further limited to the matters expressly addressed above. We consent to the filing of this opinion as an Exhibit to the Offering Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act, or the General Rules and Regulations of the Securities and Exchange Commission.

Very truly yours,

Verrill Dana

VERRILL DANA, LLP

GSF/MCC

EXHIBIT 13.1

Solicitation of interest letter

BIDDEFORD & SACO WATER CO.
Supplying
BIDDEFORD, SACO, OLD ORCHARD BEACH
AND PINE POINT

181 ELM STREET P.O. BOX 304
BIDDEFORD, MAINE 04005-0304

C.S. MANSFIELD, Jr., President & Treasurer
ROBERT R. THERIAULT, Assist. Treasurer
THOMAS CARR III, Distribution Superintendent
CHRISTOPHER M. MANSFIELD, Deputy Manager

TELEPHONE
Area Code **207**
282-1543

December 8, 2009

TO OUR SHAREHOLDERS:

As most of you are aware, the Biddeford and Saco Water Company faces a need to raise significant capital over the coming years. Our Board of Directors previously proposed amendments to our charter that would have allowed the Company to make an offering of preferred stock to institutional investors and other large purchasers. That proposal met with mixed reactions from shareholders, and by a narrow margin failed to garner sufficient votes for approval. Some who opposed the amendments expressed a preference for the Company to meet its capital needs through an offering of common stock rather than preferred stock.

The Company is now examining a possible offering of common stock. Net proceeds from such an offering would be used to reduce the balance on the Company's line of credit, and to put the Company in a position to earn a greater return on its invested capital.

As a first step in the contemplated common stock offering, the Company is seeking to determine whether existing shareholders might be interested in purchasing common shares in such an offering. We anticipate that the Company would offer up to $2,500,000 of common stock, at some slight discount to the most recent sale price (which on November 30 was $81.00 per share).

This solicitation of interest is being made to determine the level of interest in such an offering among our existing shareholders. We are mailing this letter to shareholders who live in selected states that allow this kind of solicitation to be made without first incurring the full expense of preparing the kind of registration statement needed for a formal offering and sale of shares. If we receive sufficient indications of interest, then our plan would be to go ahead with a formal offering. As you consider this possible offering, we ask you to please be advised of the following:

- **This is a solicitation of interest only. No money or other consideration is being solicited at this time, and if sent in response, will not be accepted.**
- **No sale of the securities will be made, or commitment to purchase accepted, until the delivery of a final offering statement that includes complete information about the issuer and the offering.**
- **An indication of interest made by a prospective investor involves no obligation or commitment of any kind.**

- **This solicitation of interest is being made pursuant to exemptions from registration under federal and state securities laws. No sale may be made until the offering statement is qualified by the SEC and is either registered in this state or exempted from registration.**

Name of company:	Biddeford and Saco Water Company
Chief executive officer:	C.S. Mansfield, Jr.
Business and products:	The Company is a public utility, supplying drinking water and fire protection services on the southern Maine coast to the communities of Biddeford, Saco, Old Orchard Beach, and the Pine Pont section of Scarborough, regulated by the Maine Public Utilities Commission.

We ask now that you assist us in evaluating whether shareholders would be interested in purchasing common stock from the Company. **If you feel that you might be interested in participating in such an offering and would like to receive an offering circular or prospectus providing further details, please let us know.** To do so, please return the enclosed form or send me a quick note by mail, email, or fax, stating that you might be interested and giving us some idea of the potential dollar amount that you might be interested in investing in common shares if priced appropriately. Doing so will not involve any commitment on your part (or ours), but would help us gauge the level of shareholder interest in such an offering. The actual registration process will involve significant expense to the Company. Your Board wishes to avoid this expense if there is little interest on the part of existing shareholders. You may respond to our inquiry by fax at (207) 282-1544; email at info@biddefordsacowater.com; or by using the enclosed mailing envelope. If you might have interest in purchasing shares, we would appreciate receiving a response from you within the next two weeks, if possible.

Thank you for your continued support of the Biddeford and Saco Water Company.

On behalf of the Board of Directors
C.S. Mansfield, Jr., President

Biddeford & Saco Water Company
181 Elm Street
P.O. Box 304
Biddeford, ME 04005-0304

Telephone (207) 282-1543
Facsimile (207) 282-1544

EXPRESSION OF INTEREST IN POSSIBLE COMMON STOCK ISSUE

By returning this form, I understand that I am only expressing that I might be interested in purchasing some amount of common shares if offered to shareholders by the Biddeford and Saco Water Company. This expression of interest involves:

NO OBLIGATION OR COMMITMENT OF ANY KIND.

Possible investment amount: $ ______________________

Name(s): ______________________

____

Address: ______________________

____

____

____

Comments:

EXHIBIT 15.1

Notice of preemptive rights



BIDDEFORD & SACO WATER CO.
Supplying
BIDDEFORD, SACO, OLD ORCHARD BEACH
AND PINE POINT

181 ELM STREET P.O. BOX 304
BIDDEFORD, MAINE 04005-0304

C.S. MANSFIELD, Jr., President & Treasurer
ROBERT R. THERIAULT, Assist. Treasurer
THOMAS CARR III, Distribution Superintendent
CHRISTOPHER M. MANSFIELD, Deputy Manager

TELEPHONE
Area Code **207**
282-1543

May 28, 2010

TO OUR SHAREHOLDERS:

This past December, I sent letters to shareholders in selected states (Maine, Massachusetts, and Florida) to gauge possible interest in a common stock offering by Biddeford and Saco Water Company directly to shareholders. As I discussed in the letter and at prior shareholder meetings, the Company faces a need to raise significant capital over the coming years.

Based on feedback received from shareholders in response to my letter, the Company has decided to proceed with an offering of common stock, at a price of $67.50 per share. Net proceeds from the offering would be used to reduce the balance on the Company's line of credit, and to put the Company in a position to earn a greater return on its invested capital.

The Company has concluded that Biddeford and Saco Water Company shareholders have statutory preemptive rights under Maine law. *A "preemptive right" is a pro rata right to purchase a portion of a new common stock offering, sufficient to preserve that shareholder's current ownership percentage.*

We have filed with the Securities and Exchange Commission a Form 1-A offering statement, covering an offering of 31,000 shares of common stock at the offering price of $67.50 per share. As described below, we plan to pursue this offering in selected states where most of our shareholders reside. By virtue of your preemptive rights, however, as a record or beneficial owner of Biddeford and Saco Water Company common stock, you will have a pro rata right to purchase shares regardless of where you reside.

The Company is conducting this offering primarily in Maine, Massachusetts, Florida, Illinois, California, Connecticut, New Hampshire, Pennsylvania, and Maryland. The securities laws of those states allow the Company to make an offering without incurring substantial additional expense. Shareholders from those states who offer to purchase common stock may do so, if they wish, in amounts not limited to their pro rata percentage of the offered shares, subject however to availability and other conditions set forth in the form of Subscription Agreement for this offering.

For those of you who reside in states *other than* Maine, Massachusetts, Florida, Illinois, California, Connecticut, New Hampshire, Pennsylvania, and Maryland, you have a preemptive right to purchase your pro rata portion of the offering – i.e. up to 30% of the total number of shares of Biddeford and Saco Water Company common stock that you already own. Depending on the securities laws in your state, the Company may be able to offer you shares in excess of your pro rata percentage of the offering. We plan to assess this once we know which shareholders might be interested in purchasing more than their pro rata percentage.

To exercise your preemptive rights, you must return to us the enclosed Preemptive Rights Election by July 7, 2010 (i.e. within 40 days of the date of this letter). If we receive the form from you by that date, we will send you a copy of the final offering circular for this offering, together with a Subscription Agreement. **Returning the enclosed Preemptive Rights Election will <u>not</u> obligate you to purchase. A binding offer to purchase can be made by you only by submitting a signed Subscription Agreement in the form provided with the final offering circular.**

Thank you for your continued support of the Biddeford and Saco Water Company.

On behalf of the Board of Directors
C.S. Mansfield, Jr., President

Biddeford & Saco Water Company
181 Elm Street
P.O. Box 304
Biddeford, ME 04005-0304

Telephone *(207) 282-1543*
Facsimile *(207) 282-1544*

PREEMPTIVE RIGHTS ELECTION

The undersigned represents that he or she owns the following number of shares of Biddeford and Saco Water Company common stock (either in the undersigned's name directly or through an account with a bank or securities firm):

TOTAL SHARES OWNED IN THE COMPANY: ______________ *[insert number now owned]*

The undersigned understands that, pursuant to statutory preemptive rights, he or she has the right to purchase a portion of the common stock being offered by the Company, namely up to 30% of the number of shares he or she now owns. [*For example, in the case of a shareholder who now owns 1,000 shares of Company common stock, he or she has a preemptive right to purchase up to 300 shares (30%) of the offered common stock. Depending on the state in which the shareholder resides, the Company may be able to sell the shareholder more than his or her pro rata portion, if he or she elects to do so.*]

The undersigned wishes to reserve ______________ shares *[insert number]* for possible future purchase by him or her, at $67.50 per share, payable by check or wire transfer to the Company. **This is not a commitment to purchase. A commitment can only be made by executing a Subscription Agreement, in the form to be provided by the Company after the shareholder has received the Company's offering circular for this offering.**

NOTE: IF YOU DO NOT WISH TO PURCHASE ANY SHARES THROUGH THIS OFFERING, YOU DO NOT NEED TO RETURN THIS FORM.

Date: __________________, 2010

Signature(s): ____

____

Print Name and Address: ____

____

____

____

Comments or questions?: